Exhibit 99.1

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TECHNICAL REPORT ON THE PUEBLO

VIEJO PROJECT, SANCHEZ RAMIREZ

PROVINCE, DOMINICAN REPUBLIC

PREPARED FOR BARRICK GOLD

CORPORATION

Report for NI 43-101

Rev. 0

Qualified Persons:

Robbert Borst, C.Eng.

Chester Moore, P.Eng.

Andre Villeneuve, P.Eng.

March 16, 2012

Report Control Form

Document Title	Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic

Client Name & Address	Mr. Rick Sims Senior Director Reserves and Resources Barrick Gold Corporation 10371 N. Oracle Road, Suite 201 Tucson, AZ 85737

Document Reference	Project # 1659	Status & Issue No.	Final Version	Rev 0

Issue Date	March 16, 2012

Lead Author	Robbert Borst, C.Eng. Chester M. Moore, P.Eng. André Villeneuve, P.Eng.		(Signed) (Signed) (Signed)

Peer Reviewer	Graham G. Clow		(Signed)

Project Manager Approval	Chester M. Moore		(Signed)

Project Director Approval	Richard J. Lambert		(Signed)

Report Distribution	Name	No. of Copies

Client

	RPA Filing		1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

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TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-10

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1
Land Tenure	4-4
Permits	4-5

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
Accessibility	5-1
Climate and Physiography	5-1
Infrastructure	5-2

6 HISTORY	6-1
Pre-1969	6-1
Rosario/AMAX (1969-1992)	6-1
Privatization (1996)	6-3
Previous Reserve Estimates	6-4

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Property Geology	7-3
Mineralization	7-12

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1
PVDC Exploration Programs	9-1

10 DRILLING	10-1
Pre-PVDC Drilling	10-5
Evaluation of Drilling Programs	10-8
PVDC Drilling	10-9

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Strategy	11-1
Sample Preparation, Analyses, and Security	11-2
Quality Assurance and Quality Control	11-8
RPA Summary and Comments	11-4

12 DATA VERIFICATION	12-1
Pre-Placer Data	12-1
Verification of Pre-PVDC Data	12-9

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Drill Hole Database Validation	12-13
Summary	12-13

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Introduction	13-1
Gold Deportment	13-2
Variation in Sulphur Grade	13-3
Relationship between Gold and Sulphur Grades	13-3
Metallurgical Studies Pre-Placer (before 2003)	13-5

14 MINERAL RESOURCE ESTIMATE	14-1
Introduction	14-1
Resource Database and Validation	14-2
Geological Interpretation and Domains	14-3
Data Analysis	14-8
Grade Capping	14-10
Compositing	14-12
Variography	14-12
Bulk Density	14-13
Cut-off Grade	14-14
Block Model	14-14
Use of Indicators for Grade Shells	14-15
Grade Interpolation	14-15
Resource Classification	14-20
Block Model Validation	14-21
Mineral Resource Summary	14-25
Mineral Resource Reconciliation	14-27
Conclusions	14-27

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1
Summary	16-1
Open Pit Optimization	16-3
Mine Design Factors	16-11
Mine Production and Total Materials Handling Schedule	16-15
Mine Life and Material Movement	16-21
Mine Equipment	16-26

17 RECOVERY METHODS	17-1
Process Plant Description	17-1
Limestone and Lime Plant Description	17-13

18 PROJECT INFRASTRUCTURE	18-1

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

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Environmental Legacy	20-1
Environmental Studies	20-2
Project Permitting	20-5
Social or Community Requirements	20-7
Water and Waste Management	20-7
Mine Closure Requirements	20-10

21 CAPITAL AND OPERATING COSTS	21-1

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1
Geology and Mineral Resources	25-1
Mining and Mineral Reserves	25-1
Mineral Processing and Metallurical Testing	25-2

26 RECOMMENDATIONS	26-1
Geology and Mineral Resources	26-1
Mining and Mineral Reserves	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1 Summary of Mineral Resources – December 31, 2011	1-2

Table 1-2 Pueblo Viejo Mineral Reserves – December 31, 2011	1-2

Table 1-3 Pueblo Viejo Cash Flow Summary	1-6

Table 1-4 Sensitivity Analysis	1-9

Table 1-5 NPI Sensitivity to Gold, Silver and Copper Prices	1-10

Table 1-6 Construction Capital Forecast at Completion	1-27

Table 1-7 LOM Capital Cost Estimate	1-27

Table 1-8 Operating Cost Summary	1-28

Table 6-1 Previous Mineral Reserve Estimates	6-5

Table 7-1 Mineralogically Determined Deportment of Gold	7-15

Table 10-1 Pre-PVDC Drilling	10-2

Table 11-1 Sample Interval Data for Rosario, GENEL JV and MIM Drill Holes	11-2

Table 11-2 ALS Analytical Protocols for Placer Samples	11-5

Table 12-1 Twin Hole Data in AMEC (2005)	12-4

Table 12-2 Types of Drill Hole “Twins”	12-6

Table 12-3 Placer 2005 “Twin” Holes	12-7

Table 12-4 Twin Hole Results	12-8

Table 13-1 Metallurgical Block Model Codes	13-2

Table 13-2 Summary of Metallurgical Test Programs	13-6

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Table 13-3 Comminution Testwork	13-8

Table 14-1 Summary of Mineral Resources – December 31, 2011	14-1

Table 14-2 Lithostructural Domains	14-4

Table 14-3 Raw Assay Statistics	14-9

Table 14-4 RPA Assay Statistics	14-10

Table 14-5 Assay Capping Statistics	14-11

Table 14-6 Bulk Density	14-13

Table 14-7 Block Model Geometry	14-14

Table 14-8 Estimation Parameters for Gold Indicators	14-17

Table 14-9 Parameters for Gold Grade Estimates	14-18

Table 14-10 Block Model Comparison	14-21

Table 14-11 Summary of Mineral Resources – EOY2011	14-25

Table 14-12 Zinc Mineral Resources – EOY2011	14-26

Table 15-1 Pueblo Viejo Mineral Reserves – December 31, 2011	15-1

Table 16-1 Metal and Commodity Prices Used for Pit Optimization	16-4

Table 16-2 Mining and Processing Costs Used for Pit Optimization	16-5

Table 16-3 Smelting and Refining Costs and Payable Metals Used for Pit Optimization	16-5

Table 16-4 Pueblo Viejo Pit Optimization – Total Tonnages per Pit Shell	16-7

Table 16-5 Pueblo Viejo Base Case and Sensitivities	16-8

Table 16-6 Pueblo Viejo Pit Optimization – Comparison between the Final Pit Design and Pit Shell 19	16-11

Table 16-7 IRA and BFA for Sediments, Pyroclastic Rocks and Lavas	16-14

Table 16-8 Project Limestone Requirements	16-25

Table 16-9 Open Pit Mobile Equipment	16-27

Table 16-10 Total Mine Labour per Period	16-28

Table 17-1 Limestone and Lime Plant Design Basis	17-13

Table 21-1 Construction Capital Cost Estimate	21-2

Table 21-2 2012 Life of Mine Capital Cost Estimate by Year	21-2

Table 21-3 Actual Operating Costs – for 2011	21-4

Table 21-4 Average LOM Operating Cost	21-4

Table 22-1 Pueblo Viejo Cash Flow Summary	22-2

Table 22-2 Sensitivity Analysis	22-8

Table 22-3 NPI Sensitivity to Gold, Silver and Copper Prices	22-9

LIST OF FIGURES

PAGE

Figure 1-1 Pueblo Viejo Sensitivity Analysis	1-8

Figure 1-2 NPI Sensitivity to Gold Price	1-10

Figure 4-1 Location Map	4-2

Figure 4-2 Montenegro Fiscal Reserve	4-3

Figure 7-1 Regional Geology	7-2

Figure 7-2 Property Geology	7-4

Figure 7-3 Stratgraphic Column	7-5

Figure 7-4 Local Structures and Lithology	7-6

Figure 7-5 Plan View of Main Structures	7-9

Figure 7-6 Plan View of Alteration Assemblages	7-11

Figure 10-1 Drill Hole Locations – Moore Deposit	10-3

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Figure 10-2 Drill Hole Locations – Monte Negro Deposit	10-4

Figure 11-1 PVDC Sample Preparation Procedure	11-7

Figure 11-2 Standard Reference Material Charts	11-12

Figure 11-3 Field Duplicate Charts	11-2

Figure 11-4 Blank Sample Charts	11-3

Figure 12-1 AMEC Drill Hole Comparison	12-2

Figure 12-2 Frequency Distribution of Gold by Drilling Campaign: All Drill Holes vs. PVDC Drill Holes	12-11

Figure 12-3 Frequency Distribution of Gold by Drilling Campaign: All Drill Holes vs. Placer Rotary Holes	12-12

Figure 13-1 Relationship between Sulphur and Gold Grades	13-4

Figure 13-2 Relationship between Gold to Sulphur Ratio and Gold Grade	13-5

Figure 13-3 Effect of Gold Head Grade on Gold Recovery	13-10

Figure 13-4 Effect of Temperature on CIL Silver Extraction from Lime Boil Plant Operation	13-12

Figure 13-5 Relationship between Gold Recovery and Organic Carbon Content	13-13

Figure 14-1 Main Geological Areas	14-6

Figure 14-2 Isometric View of Block Models	14-7

Figure 14-3 Omni-directional Correlogram for Gold	14-13

Figure 14-4 Cross Section – Monte Negro Deposit	14-22

Figure 14-5 Cross Section – Moore Deposit	14-23

Figure 14-6 Composite and Block Grade Distribution	14-24

Figure 16-1 Sensitivity of Recovered Gold to Various Parameters	16-8

Figure 16-2 Final Pit Design Based on Pit Shell 19	16-10

Figure 16-3 Plant Daily Ore Treatment Capacity as Function of S Content	16-12

Figure 16-4 Sulphur Grade Decay Model for Ore in Stockpiles	16-13

Figure 16-5 Ore Stockpile Locations	16-18

Figure 16-6 Mine Yearly ROM	16-21

Figure 16-7 Mine Annual Movement	16-22

Figure 16-8 Proportion of Ore to Crusher Direct from Mine and from Stockpiles	16-24

Figure 17-1 Process Flow Sheet	17-3

Figure 22-1 Pueblo Viejo Sensitivity Analysis	22-7

Figure 22-2 NPI Sensitivity to Gold Price	22-9

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Pueblo Viejo Project (the Project) located in the Dominican Republic. The purpose of this report is to support disclosure of the Mineral Resources and Mineral Reserves for the Project as of December 31, 2011. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the Project on March 14 to 17, 2011.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. Pueblo Viejo, a precious and base metal deposit, is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Project is 15 km west of the provincial capital of Cotuí and approximately 100 km northwest of the national capital of Santo Domingo. Barrick controls 60% of the mineral rights to the Pueblo Viejo deposit and Goldcorp Inc. (Goldcorp) holds the remaining 40%. Pueblo Viejo Dominicana Corporation (PVDC) is the operating company for the joint venture partners.

The Pueblo Viejo Project comprises development of a 24,000 tpd mining and processing facility. The mine will consist of two open pits, Moore and Monte Negro, and will be mined by conventional truck and shovel method. The mine life will be 18 years, with total material movement of approximately 47 Mtpa. Lower grade ore will be stockpiled for later processing, resulting in a forecasted processing life of the Project of 36 years.

Table 1-1 summarizes the Pueblo Viejo Mineral Resources exclusive of Mineral Reserves as of December 31, 2011.

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TABLE 1-1 SUMMARY OF MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation – Pueblo Viejo Project

	Tonnage (Mt)		Grade (g/t Ag)		Contained Metal
Category		(g/t Au)		(% Cu)	Gold (Moz Au)	Silver (Moz Ag)	Copper (Mlb)
Measured	3.47		12.53	0.12	0.24	1.40	9.17
Indicated	178.26	1.88	10.39	0.08	10.76	59.54	330.52

Total M + I	181.73	1.88	10.43	0.08	10.99	60.94	339.70
Barrick (60%)	109.04	1.88	10.43	0.08	6.60	36.56	203.82
Goldcorp (40%)	72.69	1.88	10.43	0.08	4.40	24.37	135.88
Inferred	22.6	1.6	12.8	0.08	1.17	9.3	38.4
Barrick (60%)	13.6	1.6	12.8	0.08	0.70	5.6	23.0
Goldcorp (40%)	9.1	1.6	12.8	0.08	0.47	3.7	15.4

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a break-even cut-off grade that equates to between 1.3 g/t Au and 1.4 g/t Au.

3.	Mineral Resources are estimated using a long-term price of US$1,400/oz Au, US$28.00/oz Ag, and US$3.25/lb copper.

4.	There are also zinc resources that have not been converted to Mineral Reserves.

5.	A minimum mining width (block size) of 10 m was used.

6.	Mineral Resources are exclusive of resources converted to Mineral Reserves.

7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.	Numbers may not add due to rounding.

Proven and Probable Mineral Reserves for the Project, contained in the Moore and Monte Negro pits, are listed in Table 1-2.

TABLE 1-2 PUEBLO VIEJO MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Pueblo Viejo Project

Area/Category	Tonnage (Mt)		Grade (g/t Ag)		Contained Metal
		(g/t Au)		(% Cu)	Gold (M oz)	Silver (M oz)	Copper (M lb)
Monte Negro Pit
Proven	13.8	3.3	22.4	0.07	1.5	9.9	20.5
Probable	91.3	2.6	16.1	0.07	7.5	47.1	144.3
Sub-total Monte Negro	105.1	2.7	16.9	0.07	9.0	57.1	164.8
Moore Pit
Proven	10.6	3.1	24.0	0.14	1.1	8.2	31.5
Probable	157.9	2.7	16.3	0.11	13.8	82.8	382.4
Sub-total Moore	168.4	2.8	16.8	0.11	14.9	91.0	413.9
Sub-total Stockpiles	11.8	3.6	32.0	0.05	1.4	12.1	11.8

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Area/Category	Tonnage (Mt)		Grade (g/t Ag)		Contained Metal
		(g/t Au)		(% Cu)	Gold (M oz)	Silver (M oz)	Copper (M lb)
Totals
Proven	36.2	3.4	26.0	0.08	3.9	30.2	63.8
Probable	249.2	2.7	16.2	0.10	21.4	129.9	526.7
Proven + Probable	285.4	2.8	17.5	0.09	25.3	160.2	590.5
Barrick (60%)	171.2	2.8	17.5	0.09	15.2	96.1	354.3
Goldcorp (40%)	114.2	2.8	17.5	0.09	10.1	64.1	236.2

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	No cut-off grade is applied. Instead, the profit of each block in the Mineral Resource is calculated and included in the reserve if the value is positive.

3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.

4.	Totals may not add due to rounding.

CONCLUSIONS

Based on RPA’s site visit, interviews with Pueblo Viejo personnel, and subsequent review of gathered information, RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCES

•	The Pueblo Viejo deposits are high sulphidation, quartz-alunite epithermal gold and silver deposits.

•	The sampling, sample preparation, analyses, and sample security are appropriate for the style of mineralization and Mineral Resource estimation.

•

The end of year (EOY2011) Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for use in Mineral Reserve estimation. The resource estimates conform to NI 43-101.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2011.

•	On a 100% basis, Measured plus Indicated Mineral Resources total 181.73 Mt, grading 1.88 g/t Au, 10.43 g/t Ag, and 0.08% Cu, containing 11.0 Moz Au, 60.9 Moz Ag, and 340 Mlbs Cu.

•	On a 100% basis, Inferred Mineral Resources total 22.6 Mt, grading 1.6 g/t Au, 12.8 g/t Ag, and 0.08% Cu, containing 1.2 Moz Au, 9.3 Moz Ag, and 38.4 Mlb Cu.

MINING AND MINERAL RESERVES

•

On a 100% basis, open pit Proven and Probable Mineral Reserves total 285.4 million tons grading 2.8 g/t Au, 17.5 g/t Ag, and 0.09% Cu containing 25.3 million oz Au, 160.2 million oz Ag, and 590.5 million pounds Cu.

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•	The Pueblo Viejo Mineral Reserves stated for the EOY2011 meet Canadian NI 43-101 requirements to be classified as Mineral Reserves.

•	Mining planning for the Pueblo Viejo open pit mine follows industry standards.

•

In RPA’s opinion, the methodology used by PVDC for pit limit determination, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements is in line with good industry practice.

MINERAL PROCESSING AND METALLURICAL TESTING

•	RPA is of the opinion that the metallurgical testwork is adequate to support the Project and that the recovery models are reasonable.

RECOMMENDATIONS

RPA recommends that:

GEOLOGY AND MINERAL RESOURCES

•	The Measured classification be defined by 40% to 50% of the variogram sill and requires at least one composite from two drill holes.

MINING AND MINERAL RESERVES

•

Sulphur grades be reported in the LOM and sulphur received in the processing plant be reconciled with reserve sulphur grades. Monitor the effectiveness of the sulphur decay in the stockpiles and adjust stockpile design if the required rate of decay is not achieved.

ECONOMIC ANALYSIS

RPA was provided with the December 2011 updated individual production plans, capital forecasts, manpower forecasts, and operating cost forecasts for the Pueblo Viejo open pit. The LOM plan for the open pit provides for mining and processing through to 2047.

The Net Present Value (NPV) for Pueblo Viejo is based on revenue and costs from the open pit between 2012 and 2047. A discount rate of 5% has been used by Barrick. In RPA’s opinion, this is a low rate for a developing project.

From the information provided RPA prepared a pre-tax cash flow analysis, which is presented in Table 1-3. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

•	Average 15.4 M tpa mined from 2012 to 2029 in Monte Negro and Moore pits sent to process plant and stockpiles.

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•	8.8 M tpa process plant feed from 2012 to 2047.

•	All ore to plant supplied from stockpiles after 2029.

•	Average gold head grade of 2.64 g/t and recovery of 92.1% for LOM.

•	Average gold head grade of 4.30 g/t between 2012 and 2019.

•	Average silver head grade of 16.6 g/t and recovery of 87.6%.

•	Average head grade of 0.10% Cu and recovery of 79.4%.

•	For the LOM, the gold price is $1,200 per ounce, silver is $20 per ounce, and copper is $2.75/lb.

•	Revenue is recognized at the time of production.

COSTS

•	Mine life from 2012 through to 2047, including closure.

•	Capital cost totals $5,730 million for the period 2012 to 2047, including $457 million to be committed before completion of construction and $1,367 million for sustaining capital.

•	Average operating cost over the mine life of $50.18 per tonne milled.

•	Royalty of 3.2% is payable to the Government of the Dominican Republic over revenues minus freight and refining charges.

•

Net Profit Interest (NPI) is 28.75% of net profits payable to the Government of the Dominican Republic, which is charged after the Project, including full construction capital, has achieved a 10% Internal Rate of Return (IRR). The NPI is discounted to 2008 dollars at a 10% discount rate.

•	Average cash cost (minus Ag and Cu revenue) of $467 per ounce Au.

•	Average capital cost of $246 per ounce.

•	Total production cost of $713 per ounce Au sold.

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TABLE 1-3 PUEBLO VIEJO CASH FLOW SUMMARY

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CASH FLOW AND PROJECT ECONOMICS

Considering the Pueblo Viejo Mine on a stand-alone basis, excluding sunk cost of $3.17 billion, the undiscounted pre-tax cash flow totals $10.1 billion over the mine life. The annual cash flow is positive in all years through the end of the mine production in 2041. The pre-tax NPV at a 5% discount rate starting in 2012 and excluding sunk cost is $4.2 billion and the IRR is 39%. Simple payback occurs in the second quarter of 2015, or 34 months from the start of production.

If full capital expenditure of $3.63 billion for construction is included, the cash flow drops to $7.3 billion, the pre-tax NPV at a 5% discount rate to $1.7 billion, the IRR to 9.1% and payback occurs near the midpoint of 2022.

The Total Cash Cost is $467 per ounce of gold, calculated by subtracting silver and copper revenue from the cash cost. The mine life capital unit cost is $246 per ounce of gold, for a Total Production Cost of $713 per ounce of gold. Average annual gold production during operation is 666,200 ounces per year.

RPA notes that the economic analysis confirms that the material classified as Mineral Reserves is supported by a positive economic analysis.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•	Metal prices, metallurgical recovery, and head grade

•	Operating costs (Total Direct Operating Cost)

•	Capital costs

The sensitivity of the NPV at 5% over the base case has been calculated for -20% to +20% variations. The revenue for gold is proportional to the product of price times head grade times metallurgical recovery. Therefore, the metal sensitivity is shown as a single item where the change in the variable is the combination of the changes to the price, metallurgical recovery, and head grade. The sensitivities for the base case are shown in Figure 1-1 and Table 1-4. The NPV is most sensitive to changes in gold, silver, and copper price/recovery followed by the operating costs and capital costs. The total cost of construction is not included in the sensitivity analysis, which explains the lack of sensitivity to capital costs.

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The 28.75% NPI is highly sensitive to revenue and therefore the metal prices. Below $1,300/oz of gold, no NPI is payable. The effect of increasing metal prices on the NPI can be seen in Figure 1-2 and Table 1-5.

FIGURE 1-1 PUEBLO VIEJO SENSITIVITY ANALYSIS

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TABLE 1-4 SENSITIVITY ANALYSIS

Barrick Gold Corporation – Pueblo Viejo Project

Sensitivity to Gold, Silver and Cu prices
	Gold Price	Cashflow	NPV at 5%
	US$/Oz	US$ M	US$ M
-20%	960	3,900	972
-10%	1,080	7,006	2,574
0%	1,200	10,111	4,175
10%	1,320	12,556	5,643
20%	1,440	13,929	6,655

Sensitivity to Operating Cost
	Cost/tonne	Cashflow	NPV at 5%
	US$	US$ M	US$ M
-20%	40.14	13,109	5,662
-10%	45.16	11,610	4,919
0%	50.18	10,111	4,175
10%	55.19	8,613	3,432
20%	60.21	7,114	2,689

Sensitivity to Capital Cost
	Capex	Cashflow	NPV at 5%
	US$M	US$ M	US$ M
-20%	3,667	11,257	5,035
-10%	4,641	10,684	4,605
0%	5,730	10,111	4,175
10%	6,933	9,538	3,745
20%	8,251	8,965	3,315

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FIGURE 1-2 NPI SENSITIVITY TO GOLD PRICE

TABLE 1-5 NPI SENSITIVITY TO GOLD, SILVER AND COPPER PRICES

Barrick Gold Corporation – Pueblo Viejo Project

	000000	000000	000000	000000
	Gold Price	NPI	Cashflow	NPV at 5%
	US$/oz	US$ M	US$ M	US$ M
-20%	960	—	3,900	972
-10%	1,080	—	7,006	2,574
0%	1,200	—	10,111	4,175
10%	1,320	661	12,556	5,643
20%	1,440	2,394	13,929	6,655
30%	1,560	3,326	16,102	7,816
40%	1,680	4,170	18,363	8,985
50%	1,800	4,916	20,723	10,208

TECHNICAL SUMMARY

PROPERTY LOCATION AND LAND TENURE

The Pueblo Viejo site is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Project is 15 km west of the provincial capital of Cotuí and approximately 100 km northwest of the national capital of Santo Domingo.

The Pueblo Viejo property, situated on the Montenegro Fiscal Reserve (MFR), is centred at 19°02' N, 70°08' W in an area of moderately hilly topography. The MFR covers an area of 4,880 ha and encompasses all of the areas previously included in the Pueblo Viejo and Pueblo Viejo II concession areas, which were owned by Rosario Dominicana S.A. (Rosario) until March 7, 2002, as well as the El Llagal area.

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Placer Dome Inc. (Placer), through PVDC, acquired the Project in July 2001. PVDC is the holder of a lease right to the MFR by virtue of a Special Lease Agreement of Mining Rights (SLA). In March     , 2002, the Dominican state created the MFR with an area of 3,200 ha. The SLA was ratified by the Dominican National Congress and became effective in 2003. On August 3, 2004, the Dominican state modified the MFR to include El Llagal. In February 2006, Barrick acquired Placer and subsequently sold 40% of the Project to Goldcorp.

The SLA governs the development and operation of the Project and includes the right to exploit the Las Lagunas and Mejita Tailings impoundment facilities and the Hatillo limestone deposit. The SLA will extend for 25 years following PVDC’s decision to develop a mine, with one extension by right for 25 years and a second 25 year extension at the mutual agreement of PVDC and the Dominican state, allowing a possible total term of 75 years.

PVDC shall make Net Smelter Royalty (NSR) payments to the Dominican state of 3.2% of net receipts of sales, make an NPI payment (with a rate that varies with the price of gold) after PVDC has recaptured its initial and ongoing investments, and pay income tax under a stabilized tax regime.

In November 2009, amendments to the Project SLA were ratified which set out revised fiscal terms and clarified various administrative and operational matters to the mutual benefit of the state and PVDC. Barrick issued a statement on November 16, 2010, confirming amendments had been approved on the Project, including fiscal adjustments.

EXISTING INFRASTRUCTURE

The Project is located approximately 100 km northwest of Santo Domingo, the capital of the Dominican Republic, which is the principal source of supply for the mine. It is a port city with a population of over three million with daily air service to the USA and other countries.

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The main road from Santo Domingo to within about 22 km of the mine site is a surfaced, four-lane, divided highway, which is generally in good condition. Access from the divided highway to the site is via a two-lane, surfaced road. Gravel surfaced, internal access roads provide access to the mine site facilities.

In order to transport the autoclaves, which weigh over 700 tonnes each, upgrades to a north coast road were completed so that this road could be used instead of the route from Santo Domingo. Upgrading included road and bridge improvements, clearing of overhead obstructions, erosion control, bypass route construction, clearing utility interferences, and work permitting.

As well as the existing access roads, current site infrastructure includes accommodation, offices, truck shop, medical clinic and other buildings, water supply, and old tailings impoundments with some water treatment facilities. Upgrades and renovations will be performed on some of these facilities.

A tailings storage facility (TSF) is under construction in the El Llagal valley approximately 3.5 km south of the plant site and consists of two rockfill dams with saprolite cores.

PVDC will supply power for permanent operations from a new power plant that it is building near San Pedro de Macoris on the south shore of the Dominican Republic. The output will be 215 MW. The plant will operate on heavy fuel oil (HFO) and will be connected to the mine by 110 km of private transmission line that is being constructed by PVDC. The power supply for permanent operations will be completed in 2013. Currently, on-site generation supplies 13 MW, sufficient for pre-commissioning, which has been supplemented by an additional 30 MW of power generated on-site for commissioning.

HISTORY

The earliest records of Spanish mine workings at Pueblo Viejo are from 1505. The Spanish mined the deposit until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland. There are few records of activity at Pueblo Viejo from 1525 to 1950, when the Dominican government sponsored geological mapping in the region.

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Rosario Resources Corporation of New York (Rosario) optioned the property in 1969 and completed drilling, which resulted in an oxide deposit of significant tonnage. Open pit mining of the oxide resources commenced on the Moore deposit in 1975, and in 1980 Rosario merged into AMAX Inc. (Amax).

Rosario continued exploration throughout the 1970s and early 1980s, and the Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling and were put into production in the 1980s.

With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulphide resource in an effort to continue the operation. Feasibility level studies were conducted by Fluor Engineers Inc. in 1986 and Stone & Webster Engineering/American Mine Services in 1992.

Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and ore hardness. Mining in the Monte Negro deposit ceased in 1998, and stockpile mining continued until July 1999, when the operation was shut down. In 24 years of production, the Pueblo Viejo Mine produced a total of 5.5 million ounces of gold and 25.2 million ounces of silver.

Lacking funds and technology to process the sulphide ore, Rosario attempted to joint venture the property in 1992 and again in 1996. Three companies were involved in the privatization process: GENEL JV, Mount Isa Mines Ltd. (MIM), and Newmont Mining Corporation (Newmont). This privatization was not achieved, but each of the three companies conducted work on the property during their evaluations.

In 1996 and 1999, the GENEL JV completed diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socio-economic evaluation, and financial analysis. In 1997, MIM conducted a 31 hole, 4,600 m diamond drilling program, collected a metallurgical sample from drill core, carried out detailed pit mapping, completed induced polarization (IP) geophysical surveys over the known deposits, and organized aerial photography over the mining concessions to create a surface topography. MIM also proposed to carry out a pilot plant and feasibility

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study using ultra-fine grinding/ferric sulphate leaching. In 1992 and 1996, Newmont proposed to carry out a pilot plant and feasibility study for ore roasting/bio-oxidation. Samples were collected for analysis, but no results are available.

Between 2002 and mid-2005, Placer Dome Dominicana Corporation, a subsidiary of Placer Dome Inc. (together Placer), completed extensive work on Pueblo Viejo including drilling, geological studies, and mineral resource/reserve estimation. This work was compiled in a Feasibility Study completed in July 2005.

In addition to drilling programs in 2002 and 2004, Placer conducted structural pit mapping of the Moore and Monte Negro open pits in 2002. Placer also mapped and sampled a 105 km2 area around the concessions as part of an ongoing environmental baseline study to identify acid rock drainage (ARD) sources outside the main deposit areas. Part of the regional mapping and sampling program focused on evaluating the potential for mineralization in the proposed El Llagal tailings storage area.

GEOLOGY AND MINERALIZATION

Pueblo Viejo is hosted by the Lower Cretaceous Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic. The Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs and intrusions, overlain by volcaniclastic sedimentary rocks and interpreted to be a Lower Cretaceous intra-oceanic island arc. The unit has undergone extensive seawater metamorphism (spilitization) and lithologies have been referred to as spilite (basaltic-andesite) and keratophyre (dacite).

The Pueblo Viejo Member of the Los Ranchos Formation is confined to a restricted, sedimentary basin measuring approximately three kilometres north-south by two kilometres east-west. The basin is interpreted to be either due to volcanic dome collapse forming a lake, or a maar-diatreme complex that cut through lower members of the Los Ranchos Formation. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin to thinly bedded carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline.

The Moore deposit is located at the eastern margin of the Pueblo Viejo Member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and

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mudstone (Puerto Viejo sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastic rocks. The entire sequence in the Moore deposit area has a shallow dip to the west. The numerous north-northeast and north-northwest faults in the area are associated with an intense cleavage and bedding-parallel quartz veins with gold mineralization.

The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate, interlayered with volcaniclastic flows. These volcaniclastic flows become thicker and more abundant towards the west. This entire sequence has been grouped as the Monte Negro Sediments. In the eastern part of the Monte Negro deposit area, the bedding dip is shallow to the southwest; in the west, the dip is shallow to the northwest. Numerous dikes barren of mineralization intrude the Monte Negro stratigraphy. A steep north-northwest trending fault (Monte Negro Fault) with a west-side-up sense of movement is interpreted to separate the sediments in the east from the volcanic rocks in the west and has been a focus for silicification, breccia dyke emplacement, and mineralization.

The Pueblo Viejo deposits have undergone typical high sulphidation, zoned alteration characterized by silica, pyrophyllite, pyrite, kaolinite, and alunite. Silica is predominant in the core of the alteration envelope and occurs with kaolinite in the upper zones where a silica cap is often formed. Unlike typical high sulphidation deposits where silicic alteration is residual and a result of acid leaching, silicification at Pueblo Viejo represents silica introduction and replacement. Silica enriched zones are surrounded by a halo of quartz-pyrophyllite and pyrophyllite alteration.

The Pueblo Viejo mineralization is predominantly pyrite, with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold occurs as native gold, sylvanite (AuAgTe4), and aurostibnite (AuSb2). The principal carrier of gold is pyrite where the sub-microscopic gold occurs in colloidal-size micro inclusions (less than 0.5 µm) and as a solid solution within the crystal structure of the pyrite.

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Assay results for silver demonstrate that it has the strongest correlation with gold. In particular, silver has a strong association with Stage III sulphide veins where it occurs as native silver and in pyrargyrite (antimony sulphide), hessite (silver telluride), sylvanite and petzite (gold tellurides), and tetrahedrite.

The majority of the zinc occurs as sphalerite, primarily in Stage III sulphide veins, and to a lesser extent as disseminations. The sphalerite is beige to orange coloured and is relatively iron-free. Sphalerite commonly contains inclusions and intergrowths of pyrite, sulphosalts, galena, and silicate gangue. The encapsulated pyrite is often host to sub-microscopic gold mineralization.

Most of the copper occurs as enargite hosted in Stage III sulphide veins. Only trace amounts of chalcocite and chalcopyrite have been documented. Enargite-rich vein zones typically are confined laterally and vertically within the larger sphalerite-rich vein zones.

EXPLORATION STATUS

In 2006, PVDC began to review the entire geological potential of the Project, using works performed by previous owners to develop an understanding of the geology of the deposit and its potential. The 2006 program included data compilation, rock sampling and pit mapping, alteration studies, geophysical and geochemical surveys, two-phase diamond drilling program (53 holes totalling approximately 14,000 m), and preparation of an updated mineral resource estimate. The 2006 program allowed better definition of deposit geology and significantly increased the amount of ounces in both the Moore and Monte Negro deposits.

A total of 67,127 m were drilled in 2007, primarily for definition drilling, condemnation, and limestone purposes. During 2008, PVDC completed 121 diamond drill holes for 28,067 m.

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In 2009, PVDC undertook a major relogging program of all historical drill core, carried out detailed geological mapping of pits and construction excavations, and reinterpreted the geological models underpinning resource and reserve estimates.

In 2010, PVDC continued the detailed in-pit and construction excavation geological mapping and also undertook a close-spaced, reverse circulation (RC) grade control drilling program for Phase 1 pit shells in the Moore and Monte Negro open pits. This drilling comprised 1,120 holes for 38,485 m in Monte Negro and 593 holes for 22,026 m in Moore. In-fill RC drilling of 33 holes for 5,306 m was also carried out within the limestone resource areas.

PVDC continued close-spaced RC grade control drilling program for Phase 1 pit shells in the Moore and Monte Negro pits. A total of 22,876 m were completed in 2011.

MINERAL RESOURCES

The EOY2011 Mineral Resources were estimated by conventional 3D computer block modelling based on surface drilling and assaying. Geologic interpretation of the drilling data was carried out and wireframes were constructed for resource estimation based on major geological areas, lithology, alteration, oxidation boundary, and a grade indicator to define broad grade shells. The three main geological areas are Monte Negro, Moore, and Cumba. Statistical analysis of assay data was carried out to determine grade capping levels and metal losses for each domain. Variography using 10 m composites was completed to determine search parameters and inverse distance to the third power was employed for gold, silver, and sulphur grade interpolation in the block model. Copper grades were interpolated using ordinary kriging and inverse distance to the second power. The resource model was classified using a combination of estimation pass number, number of composites used to assign the block grade, and the distance to nearest composite. PVDC visually validates the block model gold grades against drill holes and composites in section and plan view. Grades are also compared against the nearest neighbour (composite) gold grades and a histogram of the original composite distribution is compared to the block gold grade estimate.

RPA examined the EOY2011 Mineral Resources as reported in Table 1-1 in detail and found them to meet or exceed industry standards. The EOY2011 Mineral Resources are based on the same block models but have been estimated using higher metal prices.

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The Mineral Resources are exclusive of Mineral Reserves and could not be converted to Mineral Reserves due to operational constraints or economics (i.e., Measured and Indicated Mineral Resources), or an insufficient level of confidence (i.e., Inferred Mineral Resources).

In RPA’s opinion, the EOY2011 Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for reserve work. The resource estimates conform to NI 43-101.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit mineral resource estimates.

MINERAL RESERVES

Mineral Reserves were estimated based on the value, or profit, calculated for each Mineral Resource block, which takes into account metal grade, sulphur content, time required for processing (higher sulphur means longer processing time and reduced daily plant capacity), processing plant recoveries, and costs in determining the value of a given block.

To further optimize the block value, a Ranking Index (profit/hr) was applied to each block of the Mineral Resource model. Measured and Indicated Resource blocks were treated as potential mill feed, while Inferred Resource and unclassified blocks were treated as waste and were assigned a Ranking Index of zero.

RPA reviewed the reported Mineral Reserves, production schedules, and cash flow analysis to determine if the Mineral Reserves met the CIM Definition Standards for Mineral Resources and Mineral Reserves. Based on this review, it is RPA’s opinion that the Measured and Indicated Mineral Resource within the final pit design at Pueblo Viejo can be classified as Proven and Probable Mineral Reserves.

MINING

Pueblo Viejo will be a conventional truck and shovel operation. The Mineral Reserves are contained in two pits, Monte Negro and Moore. The operation is designed for processing 24,000 tpd and mining approximately 100,000 tpd ROM total material (excluding rehandle).

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Until first ore is processed, all run-of-mine (ROM) ore will be stockpiled in three locations, for high grade, medium grade, and low grade material. By the start of the plant feed in July 2012, the total ore on stockpile is scheduled to be 21 Mt. Total ore on stockpiles will reach a maximum of approximately 152 Mt in 2029.

The initial pre-stripping requirement is very low as previous mining has left ore outcropping on surface. The waste to ore ratio is 1:0.98 but increases to 1.19:1, i.e., by 21%, in the final pit design. This indicates that the final pit design is sub-optimal and there is scope to further optimize the pit design and improve the economics of the Project.

The pit stages have been chosen to facilitate the early extraction of the higher grade ore. Elevated initial cut-off grades have been used for this purpose. Notwithstanding, the driver of the mine schedule will be the sulphur blending requirement. This variable is as important as the gold grade, because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs all strongly depend on a very stable, low-variability sulphur content in the plant feed.

All waste rock from the Moore and Monte Negro pits will be hauled to the El Llagal tailings area, with potential acid generating waste being submerged in the tailings facility. An eight kilometre haul road has been constructed to link the pit area to the TSF.

The processing method requires a significant amount of limestone slurry and lime derived from high quality limestone. Limestone quarries, located approximately two kilometres from the Project, have been in production since 2009.

Processing higher grade ore in the early years, while stockpiling lower grade ore for later processing, results in a mine life of 18 years and a processing life of 36 years. In years 2012 to 2029, total material movement, including limestone, averages approximately 47 Mtpa, and about 84%% of ROM ore is stockpiled for later processing.

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MINERAL PROCESSING

METALLURGY

The Pueblo Viejo ore is refractory and consists primarily of gold and silver intimately associated with pyrite that occurs as encapsulated sub-micron particles and in solid solution. As a result, there is a requirement to chemically break down the pyrite to recover the precious metals. In addition, there are cyanide consuming minerals and preg-robbing carbonaceous material in some of the ores. Pyrite and sphalerite are the two main sulphide minerals, both occurring in veins and disseminated within the host rock.

Using lithological and mineralization criteria, five metallurgical ore types have been defined, including two for the Moore deposit and three for the Monte Negro deposit. The main criterion used to define metallurgical domains was carbon content, i.e., separating carbonaceous rocks from lower carbon-content rocks in each deposit.

In addition to the mineralogical examinations used to identify gold association in the various ore types, diagnostic leach procedures were also used. Test results showed that approximately 55% to 70% of the gold is encapsulated in sulphide minerals and is not recoverable by cyanide leaching without prior destruction of the sulphide matrix. For the two black sedimentary ore types, 19% to 29% of the gold in the ore was preg-robbed by gold adsorption onto organic carbon.

Metallurgical testwork indicated that pressure oxidation (POX) of the whole ore followed by CIL cyanidation of the autoclave product will recover 88% to 95% (average 91.6%) of the gold and 86% to 89% (average 87%) of the silver.

RPA is of the opinion that the metallurgical testwork is adequate to support the Project and that the recovery models are reasonable.

The efficient and trouble-free operation of the POX circuit relies heavily on maintaining relatively constant sulphur content in the autoclave feed. Studies showed that there are wide variations in the sulphur content of the ore as the blocks are mined sequentially. The variation in sulphur grade ranges from 3% to 20% sulphur and generally between 5% and 10%. Blending will be practiced by the mine through mine planning and blending of ores prior to crushing.

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PROCESSING PLANT

PDVC is currently building the processing plant as described in its December 2007 FSU. The process plant is designed to process 24,000 tpd of ore and will consist of the following unit operations:

•	Crushing

•	Semi-autogenous grinding (SAG) and ball milling

•	Pebble crushing

•	POX

•	Hot curing

•	Counter-current decantation (CCD) washing

•	Ferric precipitation

•	Copper recovery

•	Neutralization

•	Solution cooling

•	Lime boiling for silver enhancement

•	Slurry dilution and cooling

•	CIL circuit

•	Carbon acid washing, stripping and regeneration

•	Electrowinning

•	Refining

•	Cyanide destruction

•	Tailings disposal

•	Tailings effluent and ARD treatment

LIMESTONE AND LIME PLANT

Ground limestone and lime are required to neutralize acidic liquors and to control the pH in the CIL circuit. Lime is also used to adjust the pH of the effluent after water treatment. Satisfying the 24,000 tpd ore process requirement includes grinding 9,070 tpd of limestone to 80% passing 60 µm and calcining 2,785 tpd of limestone in vertical kilns to produce 1,484 tpd of lime. The proposed limestone plant will include primary crushing and screening, grinding, calcining, and lime slaking.

PROJECT INFRASTRUCTURE

Gravel surfaced, internal access roads provide access to the mine site facilities. A network of haul roads are being built to supplement existing roads so that mine trucks can haul ore, mine overburden, and limestone from the various quarries. As well as the existing access roads, current site infrastructure includes accommodation, offices, truck shop, medical clinic and other buildings, water supply, and old tailings impoundments with some water treatment facilities. Some of these facilities are being upgraded or renovated.

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The new process plant site will be protected by double and single fence systems. Within the plant site area, the freshwater system, potable water system, fire water system, sanitary sewage system, storm drains, and fuel lines will be buried underground. Process piping will typically be left above ground on pipe racks or in pipe corridors.

POWER SUPPLY

Power supply for the Project can be broken into two time periods: 1) start-up and initial operations; and 2) permanent operations. For start-up and initial operations, power will be supplied by 43 MW of onsite diesel generators with the balance being supplied from the national grid pursuant to a power purchase agreement from EGE Haina S.A., a major power generator in the Dominican Republic. PVDC owns the Monte Rio power plant, which has a rated output of 100 MW. The output of Monte Rio will be sold to EGE Haina to “firm” Haina’s deliveries to PVDC, with EGE Haina providing the balance of PVDC’s demand from other generators. The Project is connected to the national grid at a new substation built by PVDC near the town of Piedra Blanca. Power then is delivered to the Project though 26 km of private transmission line owned by PVDC.

Due to a deficit of power supply and reliability issues in the national system, PVDC will supply power for permanent operations from a new power plant that it is building near San Pedro de Macoris on the south shore of the Dominican Republic. The plant is a dual-fueled reciprocating engine plant that will operate in combined cycle. The output will be 215 MW. The plant will operate on HFO and will be connected to the mine by 110 km of private transmission line that is being constructed by PVDC. The power supply for permanent operations will be completed in 2013. Upon completion, the Project will be able to access power from its own plant as well as the national grid.

It is the opinion of RPA that the permanent plan and back-up plans for supplying power to the site are adequate, although successful implementation remains contingent on a number of factors, including granting all the necessary permits and also resolving current land claims and issues from local residents.

PROCESS CONTROL FACILITIES

The plant wide distributed control system (DCS) will use Ethernet communication links, fibre optics, Foundation Fieldbus for analogue devices, conventional controls for discrete devices, and radio-links for remote sites. Three main control rooms, 13 satellite control rooms, and three maintenance workstations will be located throughout the site.

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WATER SUPPLY

The Hatillo and Hondo reservoirs will supply fresh water to the site. Reclaimed water from the TSF sites will only be used as a supplementary water supply under drought and flood situations. Barge-mounted pumps at the larger Hatillo Reservoir will pump fresh water to the Hondo Reservoir for make-up purposes. Fresh water will then be pumped to a fresh water/fire water tank at the 400 m level and a freshwater pond, and from there will be distributed throughout the site for process, fire protection and potable needs. The potable water will be a treated system.

CONSTRUCTION

In order to build the Project, PVDC retained major Engineering, Procurement, and Construction Management (EPCM) organizations to oversee the detailed design, the procurement, and the construction management functions for the Project. Fluor Corporation (Fluor) is responsible for the execution of the whole plan, while Hatch Ltd. (Hatch) has been retained to look after the POX and oxygen plants. BGC Engineering has been directed to perform the detailed design of the TSF as well as to provide geotechnical engineering support for the Project. SNC-Lavalin was awarded the EPCM contract for the power plant and transmission line.

Most notably, PDVC made the initial decision to use a combined self-perform construction (direct hire) and construction management (CM) approach to build the Project, using a mix of local subcontractors and specialty contractors. A key consideration in this process was helping PDVC build strong relationships with the local community, authorities, and labour organizations.

In the opinion of RPA, PDVC has used an adequate construction execution strategy. The completion of the 230 kV transmission line is on the critical path and efforts must be devoted to ensure completion in a timely fashion.

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ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

ENVIRONMENTAL LEGACY

When the Rosario mine shut down in 1999, proper closure and reclamation was not undertaken. The result was a legacy of polluted soil and water and contaminated infrastructure.

Acid Rock Drainage (ARD) studies confirm that historic mining (prior to Placer Dome Inc.’s acquisition of the Project) and consequential ARD generation have severely impacted the surrounding area. ARD has developed from exposure of sulphides occurring in the existing pit walls, waste rock dumps, and stockpiles to air, water, and bacteria. Untreated and uncontrolled ARD has contaminated local streams and rivers and has led to deterioration of water quality and aquatic resources both on the mine site and offsite.

Under the SLA, environmental remediation within the mine site and its area of influence is the responsibility of PVDC, while the Dominican government is responsible for historic impacts outside the Project development area. However, agreement was reached in 2009 that PVDC would donate up to $37.5 million, or half of the government’s total estimated cost of $75 million, for its clean-up responsibilities. In December 2010, PVDC agreed to contribute the remaining $37.5 million on behalf of the government towards these clean-up activities.

ENVIRONMENTAL STUDIES

Background data and baseline information were collected on the existing biophysical and human environments from 2002 through 2007. The baseline studies covered the immediate project areas and also areas beyond the mine site. The studies included ARD, air quality, archaeology sites, aquatic biology, flora and fauna, bedrock geology, soil geochemistry, and surface drainage.

ARD studies confirm that historic mining (prior to Placer’s acquisition of the Project) and consequential ARD generation have severely impacted the surrounding area. Test results indicate that most of the exposed rock at the mine site is acidic and contains significant sulphide levels providing a source for additional acidity.

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PROJECT PERMITTING

As of January 2011, PVDC had obtained 62 permits required to operate a mine in the Dominican Republic and 53 remained outstanding. The full list of obligations arising from the various permits, licences, and agreements total some 4,600, of which 80% relate to the mine site and the remaining 20% relate mainly to the power transmission line and other aspects of power supply.

TAILINGS AND WASTE ROCK STORAGE FACILITY

Tailings and waste rock from mine development will be deposited in the El Llagal valley, a tributary of the Rio Maguaca. The El Llagal valley is being constructed to store tailings from the CIL circuit blended with sludge from the neutralization circuit and also waste rock from the open pits. Storage of tailings and waste rock under a permanent water cover will prevent the onset of ARD. The rock fill dams are being constructed with a compacted saprolite core to provide an impermeable barrier to seepage, and appropriate filter zones are being provided.

Design criteria for static and seismic stability meet the minimum safety factors for the high to very high consequence of failure classification as recommended by the Canadian Dam Association, Dam Safety Guidelines. Flood storage and spillway design have been developed based on extreme precipitation events.

Currently, the El Llagal TSF is the only one permitted and approved for construction. With respect to Mineral Reserve estimates, the current mine life is constrained by the TSF availability. Other potential TSF sites have been identified and negotiations are underway to obtain relevant permits.

MINE CLOSURE REQUIREMENTS

PVDC’s intent is to leave the site at closure with better water quality in the Margajita drainage system downstream than existed when the Project commenced. Freshwater diversions, ARD collection ditches, ARD collection ponds, and ARD pump stations will be required to remain in service during the post closure phase. These facilities will have to be maintained in good operating condition until water quality meets acceptable discharge criteria.

There is potential to submerge waste rock, tailings, and/or sludge in the pits after completion of mining.

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Seepage from the TSF will be required to be collected and pumped back to the impoundment until such time as the seepage meets acceptable standards for release to the environment. The water level in the TSF will be allowed to increase and the water will be allowed to flow over the emergency spillways once the water quality meets the discharge criteria.

BOND

The Environmental Licence requires a compliance bond of RD$635,250,000 (approximately US$16,400,000), corresponding to 10% of the cost of the Environmental Adjustment and Management Plan (PMAA) of the construction phase. Once the construction phase is completed, PVDC will provide a bond that corresponds to 10% of the amount of the updated PMAA defined for the operational phase. At the end of the operational phase, PVDC will provide the corresponding bond at 10% of the total amount of the PMAA for the closure and post closure phases.

As part of the SLA agreement, PVDC is required to create an Environmental Reserve Fund in an offshore escrow account funded at a rate equal to 5% of all operational costs, other than costs of concurrent rehabilitation, until the funds are adequate to discharge the closure reclamation obligations.

CAPITAL AND OPERATING COST ESTIMATES

Current Forecast to Completion capital costs for the Project are estimated to be $3.63 billion as shown in Table 1-6, of which $3.14 billion was committed at the end of December 2011.

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TABLE 1-6 CONSTRUCTION CAPITAL FORECAST AT COMPLETION

Barrick Gold Corporation – Pueblo Viejo Project

Capital Cost Category	US$ million
Open Pit Mine	222
Ore Handling	33
Processing	927
Tailings & Water treatment facilities	163
On-Site Infrastructure	427
Off-Site Infrastructure	357
Owner’s Indirect Costs	426
Other Indirect Costs	1,037
Transfer to Operations	(39)
Forecast Update	73
Grand Total	3,626

The capital expenditure budget over the LOM amounts to $3.09 billion (Table 1-7).

TABLE 1-7 LOM CAPITAL COST ESTIMATE

Barrick Gold Corporation – Pueblo Viejo Project

Description	US$ million
Construction Cost to Completion	457
Site Services – Power	440
Capitalized Waste Stripping	344
Sustaining Capital	1,367
Capitalized Interest	212
Closure Costs	269
Total	3,089

The total operating cost for mining, processing, and general and administrative expenses (G&A) is estimated to be approximately $14.5 billion over the mine life. Over the same time period, the average operating cost per tonne milled for Mining, Processing, and G&A is estimated to be $48.41 and cash cost is estimated to be $467 per ounce of gold (Table 1-8).

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TABLE 1-8 OPERATING COST SUMMARY

Barrick Gold Corporation – Pueblo Viejo Project

Area	Value (US$)
Mining Cost Per Tonne Milled	5.92
Process Cost Per Tonne Milled	36.82
G & A Cost Per Tonne Milled	5.63
Total Operating Cost Per Tonne Milled	48.41

Total Cash Cost Per Oz Au Sold	467

RPA finds the currently projected Forecast to Completion costs, sustaining capital, and operating costs for the LOM to be reasonable.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Pueblo Viejo Project (the Project) located in the Dominican Republic. The purpose of this report is to support disclosure of the Mineral Resources and Mineral Reserves for Project as of December 31, 2011. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. Pueblo Viejo, a precious and base metal deposit, is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Project is 15 km west of the provincial capital of Cotuí and approximately 100 km northwest of the national capital of Santo Domingo. Barrick controls 60% of the mineral rights to the Pueblo Viejo deposit and Goldcorp Inc. (Goldcorp) holds the remaining 40%. Pueblo Viejo Dominicana Corporation (PVDC) is the operating company for the joint venture partners.

The primary source of information for this Technical Report is the existing Feasibility Study prepared by Barrick in 2007 (2007 Feasibility Study Update, or FSU) on the Project, the 2011 Pueblo Viejo Gold Project Technical Report by AMC Mining Consultants (Canada) Ltd. (AMC), the PVDC 2011 Year End Resources and Reserves update, and the RPA site visit in March 2011.

Prior RPA involvement in the Project dates back to 2008 when RPA conducted a detailed audit of the December 2007 Mineral Resource and Mineral Reserve estimates for the Pueblo Viejo gold deposit.

SOURCES OF INFORMATION

This report was prepared by the following Qualified Persons (QPs):

•	Robbert Borst, C.Eng., Associate Principal Mining Engineer

•	Chester Moore, P.Eng., Principal Geologist

•	André Villeneuve, P.Eng., Associate Metallurgist

Messrs. Borst and Moore visited the Pueblo Viejo site from March 14 to 17, 2011. Mining and stockpiling ore was taking place during the visit, as well as construction of the metallurgical plants and tailings storage facility. During the visit, discussions were held with the following people:

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•	Kendall Cole-Rae, Geology Manager, Capital Projects & Evaluations, Barrick

•	Ettiene Smuts, Mining Manager, PVDC

•	Michael Goers, Chief Mine Geologist, PVDC

•	Benjamin Sanfurgo C., Resources and Reserves Modelling Superintendent, Barrick Sudamérica

•	José Gonzales Borja, Senior Long Term Planning Engineer, PVDC

•	Peter Nahan, Senior Evaluation Engineer, Goldcorp

Robbert Borst is responsible for Sections 15, 18, 19, 21, and 22, and contributed to Sections 1, 2, 25, and 26. Chester Moore is responsible for Sections 3 to 12, 14, and 23, for compiling the report and contributed to Sections 1, 2, 25, and 26. André Villeneuve is responsible for Sections 13, 17, and 20.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	km2	square kilometre

°C	degree Celsius	kPa	kilopascal

°F	degree Fahrenheit	kVA	kilovolt-amperes

µg	microgram	kW	kilowatt

µm	micrometre	kWh	kilowatt-hour

A	ampere	L	litre

a	annum	L/s	litres per second

bbl	barrels	m	metre

Btu	British thermal units	M	mega (million)

C$	Canadian dollars	m2	square metre

cal	calorie	m3	cubic metre

cfm	cubic feet per minute	min	minute

cm	centimetre	MASL	metres above sea level

cm2	square centimetre	mm	millimetre

d	day	mph	miles per hour

dia.	diameter	MVA	megavolt-amperes

dmt	dry metric tonne	MW	megawatt

dwt	dead-weight ton	MWh	megawatt-hour

ft	foot	m3/h	cubic metres per hour

ft/s	feet per second	opt, oz/st	ounces per short ton

ft2	square foot	oz	Troy ounce (31.1035g)

ft3	cubic foot	ppm	parts per million

g	gram	psia	pounds per square inch absolute

G	giga (billion)	psig	pounds per square inch gauge

Gal	Imperial gallon	RD$	Dominican peso

g/L	grams per litre	RL	relative elevation

g/t	grams per tonne	s	second

gpm	Imperial gallons per minute	st	short ton

gr/ft3	grains per cubic foot	stpa	short tons per year

gr/m3	grains per cubic metre	stpd	short tons per day

hr	hour	t	metric tonne

ha	hectare	tpa	metric tonnes per year

hp	horsepower	tpd	metric tonnes per day

in	inch	US$	United States dollar

in2	square inch	USg	United States gallon

J	joule	USgpm	US gallons per minute

k	kilo (thousand)	V	volt

kcal	kilocalorie	W	watt

kg	kilogram	wmt	wet metric tonne

km	kilometre	yd3	cubic yard

km/h	kilometres per hour	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. Although the ownership has been granted by presidential decree, Barrick has obtained a favourable opinion by De Marchena Kaluche & Asociados dated December 3, 2009, entitled “Special Lease Agreement for Mining Rights of August 4, 2001 entered into by and between the Dominican State, the Central Bank of Dominican Republic, Rosario Dominicana S.A., and Pueblo Viejo Dominicana Corporation (the Special Leasing Agreement)” referring to property and legal status of lots located in the Montenegro Fiscal Reserve. RPA has not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

Pueblo Viejo is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez (Figure 4-1). The Project is 15 km west of the provincial capital of Cotuí and approximately 100 km northwest of the national capital of Santo Domingo.

The Pueblo Viejo property, situated on the Montenegro Fiscal Reserve (MFR), is centred at 19°02' N, 70°08' W in an area of moderately hilly topography (Figure 4-2). The MFR covers an area of 4,880 ha and encompasses all of the areas previously included in the Pueblo Viejo and Pueblo Viejo II concession areas, which were owned by Rosario Dominicana S.A. (Rosario) until March 7, 2002, as well as the El Llagal area.

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FIGURE 4-1 LOCATION MAP

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FIGURE 4-2 MONTENEGRO FISCAL RESERVE

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LAND TENURE

PVDC is the holder of a lease right to the MFR by virtue of a Special Lease Agreement of Mining Rights (SLA). On March 2002, Rosario renounced the Pueblo Viejo and Pueblo Viejo II concessions and the Dominican state terminated such concessions. On March 7, 2002, the Dominican state, by virtue of Presidential Decree No. 169-02, created the MFR with an area of 3,200 ha. The SLA was ratified by the Dominican National Congress and published in the Official Gazette of the Dominican Republic on May 21, 2003, and became effective shortly thereafter. On August 3, 2004, the Dominican state, by virtue of Presidential Decree No. 722-04, modified the MFR to include El Llagal resulting in a current area of 4,880 ha. The SLA governs the development and operation of the Project and includes the right to exploit the Las Lagunas and Mejita Tailings impoundment facilities and the Hatillo limestone deposit. In August 2003 PVDC, informed the Dominican Government that it was not going to include the Las Lagunas tailings impoundment facilities as part of its development areas.

Pertinent terms of the SLA are:

1.	The SLA will extend for 25 years following notice by PVDC to the Dominican state that PVDC will develop a mine at the Pueblo Viejo site (Project Notice), with one extension by right for 25 years and a second 25 year extension at the mutual agreement of PVDC and the Dominican state, allowing a possible total term of 75 years.

2.	PVDC may exploit the Hatillo limestone deposit and all other limestone deposits within the MFR at no additional charge.

3.	The Dominican state will acquire and lease to PVDC the lands and mineral rights necessary for the permanent disposal of tailings and waste.

4.	The Dominican state will mitigate all historical environmental matters, except those conditions within areas designated for development by PVDC in the Project Notice.

5.	The Dominican state will relocate, at its sole cost and in accordance with World Bank Standards, those persons dwelling in the Los Cacaos section of the site.

6.	The Dominican state will provide a permanent and reliable source of water necessary to conduct the operations, at no additional charge to PVDC.

7.	PVDC shall make Net Smelter Royalty (NSR) payments to the Dominican state of 3.2% of net receipts of sales, make a Net Profits Interest (NPI) payment (with a rate that varies with the price of gold) after PVDC has recaptured its initial and ongoing investments, and pay income tax under a stabilized tax regime.

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In November 2009, following approval by the Dominican Republic National Congress, President Leonel Fernandez ratified amendments to the Project SLA. Amendments to the SLA included revised fiscal terms and clarified various administrative and operational matters to the mutual benefit of the state and PVDC, the Project operator. Barrick issued a statement on November 16, 2010, confirming amendments had been approved on the Project, including fiscal adjustments. The most notable modifications included:

1.	Adjustment of the NPI sliding scale to ensure a minimum Internal Rate of Return (IRR) of 10%. The NPI rate will be 0% until the Project reaches an IRR of 10%. Once this rate is reached, the NPI percentage that corresponds to the Dominican state shall be 28.75%.

2.	PVDC agreed to cover 50% of the capital costs required for the environmental remediation of the historic environmental matters that are the responsibility of the Dominican state under the SLA, up to US$37.5 million. It is noted that in a separate agreement executed in 2010, PVDC agreed to cover up to US$75.0 million towards historic environmental liabilities.

3.	In addition to relocating the persons residing in the Los Cacaos Basin, the Dominican state will also relocate, at its sole cost, those persons from El Llagal Basin, an area necessary for Project operations. Relocation will be in accordance with World Bank Standards as set forth in the SLA.

PERMITS

General Environmental and Natural Resources Law No. 64-00 (Law 64-00) of August 18, 2000 and its complementary regulations, governs all environmental related issues, including those applicable to mining, in the Dominican Republic. Law 64-00 sets out the general rules of conservation, protection, improvement, and restoration of the environment and natural resources by unifying segregated rules concerning environmental protection and creating a governmental body (the Ministry of Environment and Natural Resources) with wide authority to oversee and regulate its application. The Ministry of Environment and Natural Resources enforces Law 64-00 and establishes the process of obtaining environmental permits.

PVDC completed a Feasibility Study on the Project in September 2005 and presented an Environmental Impact Assessment (EIA) to the Dominican state in November of the same year. The terms of reference for the Project were approved by the Environmental Authority on May 30, 2005, and the Ministry of Environment approved the EIA in December 2006 and granted the Environmental License 101-06. Requirements of the

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Environmental License included submission of detailed design of tailings dams, installation of monitoring stations, and submission for review of the waste management plan and incineration plant.

An environmental evaluation report was submitted in 2008 to address an increase in the planned processing rate to 24,000 tpd and in September 2010 the Ministry of Environment and Natural Resources issued the Environmental License 101-06 Modified.

When the former Rosario mine shut down its operations in 1999, proper closure and reclamation was not undertaken. The result has been a legacy of polluted soil and water and contaminated infrastructure. Responsibility for the clean-up is now shared jointly between PVDC and the Dominican government. Terms have been set for both parties in the SLA that governs the development and operation of the Project.

In November 2009, following approval by the Dominican Republic National Congress, President Leonel Fernandez ratified amendments to the SLA for the Project. The amendments better reflected the scope and scale of the Project since its acquisition by Barrick in 2006 and the amendments set out revised fiscal terms and clarified various administrative and operational matters to the mutual benefit of PVDC and the Dominican state. In particular, the agreement stipulates that environmental remediation within the development area is the responsibility of the company with the exception of the hazardous substances; the Dominican government is responsible for historic impacts outside the Project development area and hazardous substances at the plant site. However, PVDC may manage the cleanup effort on the government’s behalf, subject to the execution of management agreement with the Dominican Government.

The Pueblo Viejo mine site requires 146 permit approvals from 16 governmental agencies. At the time of writing, approval had been granted for 86 permits, 18 have been submitted to the government, and 42 have been identified to be prepared.

In addition to mine site permit approvals, in March 2011 PVDC obtained an environmental license for a power transmission line (TL) of approximately 122 km in length from Azua to the mine site. PVDC has decided to resort to a new power solution which includes a 215 MW combined circle power plant to be installed in Quisqueya, San Pedro de Macoris and a power transmission line approximately 110 km in length from

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Quisqueya to the Pueblo Viejo Mine. The length of the original power line was reduced to 26 km and was completed from Piedra Blanca, Monseñor Nouel to the Mine. In January 2012, PVDC submitted to the Ministry of Environment and Natural Resources the EIA for the new power solution and is currently awaiting approval. Ten authorizations for the new power project have been obtained and 11 have been identified to be obtained in the future.

The principal agencies from which permits, licenses, and agreements are required for mine operation in the Dominican Republic include:

•	Ministry of Environment and Natural Resources – MIMARENA (Ministerio de Medio Ambiente y Recursos Naturales)

•	Dominican Institute of Water Resources – INDRHI (Instituto Dominicano de Recursos Hidráulicos)

•	Various Municipalities (Cotuí, for example)

•	Ministry of Public Works and Communications – MOPC (Ministerio de Obras Públicas y Comunicaciones)

•	National Institute of Potable Water and Sewage – INAPA (Instituto Nacional de Aguas Potables y Alcantarillados)

•	General Mining Agency – DGM (Dirección General de Minería)

•	Dominican Telecommunications Institute – INDOTEL (Instituto Dominicano de las Telecomunicaciones)

•	Ministry of Industry and Commerce – MIC (Ministerio de Industria y Comercio)

•	Ministry of Public Health and Social Assistance – MISPAS (Ministerio de SaludPública y Asistencia Social)

•	National Energy Comission – CNE (Comisión Nacional de Energía)

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Access from Santo Domingo is by a four lane, paved highway (Autopista Duarte, Highway #1) that is the main route between Santo Domingo and the second largest city, Santiago. This highway connects to a secondary highway, #17, at the town of Piedra Blanca, approximately 78 km from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Maimon, Palo de Cuaba, and La Cabirma on the way to Cotuí. The gatehouse for the Pueblo Viejo Mine is 22 km from Piedra Blanca or approximately 6.5 km from Palo de Cuaba.

The main port facility in the Dominican Republic is Haina in Santo Domingo. Other port facilities are located at Puerto Plata, Boca Chica, and San Pedro de Macoris.

CLIMATE AND PHYSIOGRAPHY

The central region of the Dominican Republic is dominated by the Cordillera Central mountain range, which runs from the Haitian border to the Caribbean Sea. The highest point in the Cordillera Central is Pico Duarte at 3,175 m. Pueblo Viejo is located in the eastern portion of the Cordillera Central where local topography ranges from 565 m at Loma Cuaba to approximately 65 m at the Hatillo Reservoir.

Two rivers run through the concession, the Margajita and the Maguaca. The Margajita drains into the Yuna River upstream from the Hatillo Reservoir while the Maguaca joins the Yuna below the Hatillo Reservoir. The flows of both rivers vary substantially during rainstorms.

The Dominican Republic has a tropical climate with little fluctuation in seasonal temperatures, although August is generally the hottest month and January and February are the coolest. The average annual temperatures in the Project area are approximately 25ºC, ranging from daytime highs of 32°C to night time lows of 18°C. Annual rainfall is approximately 1,800 mm, with May through October typically being the wettest months.

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The Dominican Republic is located in an area where hurricanes occur, with the hurricane season typically from August to November.

Earthquakes are a real risk. Major earthquakes occur on average every 50 years because the island of Hispaniola sits on top of small crustal blocks sandwiched between the North American and Caribbean plates.

As a result of previous mining and agriculture, there is little primary vegetation on the Pueblo Viejo Mine site and surrounding concessions. Secondary vegetation is abundant outside of the excavated areas and can be quite dense. Rosario, the previous owner of the concessions, also aided the growth of secondary vegetation by planting trees throughout the property for soil stabilization.

The economic base of the Project area is mainly agriculture and cattle ranching. Vegetation mainly consists of crops and grasses. South of Cuance, submontane rain forest occurs in uncultivated areas. Crops include sugarcane, coffee, cocoa, tobacco, bananas, rice coconuts, cassava, tomatoes, pulses, dry beans, eggplants, and peanuts. Mining is an increasingly important economic activity and the Pueblo Viejo Mine currently employs nearly 6,500 workers.

INFRASTRUCTURE

The Pueblo Viejo Project is located approximately 100 km northwest of Santo Domingo, the capital of the Dominican Republic. The main road from Santo Domingo to within about 22 km of the mine site is a surfaced, four-lane, divided highway that is generally in good condition. Access from the divided highway to the site is via a two-lane, surfaced road. Gravel surfaced, internal access roads provide access to the mine site facilities.

In order to transport the autoclaves, which weigh over 700 tonnes each, upgrades to a north coast road were completed instead of the route from Santo Domingo. Upgrading included road and bridge improvements, clearing of overhead obstructions, erosion control, bypass route construction, clearing utility interferences, and work permitting.

A network of haul roads within the Project limits will supplement existing roads so that mine trucks can haul ore, mine overburden, and limestone from the various quarries.

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As well as the existing access roads, current site infrastructure includes accommodation, offices, truck shop, medical clinic and other buildings, water supply, and old tailings impoundments with some water treatment facilities. Upgrades and renovations will be performed on some of these facilities.

A double and single fence system will protect the new process plant site. Within the plant site area, the freshwater system, potable water system, fire water system, sanitary sewage system, storm drains, and fuel lines will be buried underground. Process piping will typically be left above ground on pipe racks or in pipe corridors.

A tailings storage facility is under construction in the El Llagal valley approximately 3.5 km south of the plant site and consists of two rock fill dams with saprolite cores.

POWER PLANTS

Power supply for the Project can be broken into two time periods: 1) start-up and initial operations; and 2) permanent operations. For start-up and initial operations, power will be supplied by 43 MW of onsite diesel generators with the balance being supplied from the national grid pursuant to a power purchase agreement from EGE Haina S.A., a major power generator in the Dominican Republic. PVDC owns the Monte Rio power plant, which has a rated output of 100 MW. The output of Monte Rio will be sold to EGE Haina to “firm” Haina’s deliveries to PVDC, with EGE Haina providing the balance of PVDC’s demand from other generators. The Project is connected to the national grid at a new substation built by PVDC near the town of Piedra Blanca. Power then is delivered to the Project though 26km of private transmission line owned by PVDC.

Due to a deficit of power supply and reliability issues in the national system, PVDC will supply power for permanent operations from a new power plant that it is building near San Pedro de Macoris on the south shore of the Dominican Republic. The plant is a dual-fueled reciprocating engine plant that will operate in combined cycle. The output will be 215 MW. The plant will operate on HFO and will be connected to the mine by 110 km of private transmission line that is being constructed by PVDC. The power supply for permanent operations will be completed in 2013. Upon completion, the Project will be able to access power from its own plant as well as the national grid.

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Currently, on-site generation supplies 13 MW, sufficient for pre-commissioning, which has been supplemented by an additional 30 MW of power generated on-site for commissioning. A temporary connection to the national grid, supplying an additional 80 MW will allow operation of the processing plant at 6,000 tpd (76 MW), then eventually to 12,000 tpd (105 MW).

Infrastructure issues and requirements are discussed in detail in Section 18.

LOCAL RESOURCES

The city of Santo Domingo is the principal source of supply for the mine. It is a port city with a population of over three million with daily air service to the USA and other countries. Most non-technical staff positions and labour requirements are filled from local communities.

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6 HISTORY

The following exploration and mining history summary is mainly taken from Barrick’s 2007 FSU (Volume 1—Geology).

PRE-1969

The earliest records of Spanish mine workings at Pueblo Viejo are from 1505, although Spanish explorers sent into the interior of the island during the second visit of Columbus in 1495 probably found the deposit being actively mined by the native population. The Spanish mined the deposit until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland.

There are few records of activity at Pueblo Viejo from 1525 to 1950, when the Dominican government sponsored geological mapping in the region. Exploration at Pueblo Viejo focused on sulphide veins hosted in unoxidized sediments in streambed outcrops. A small pilot plant was built, but economic quantities of gold and silver could not be recovered.

ROSARIO/AMAX (1969-1992)

During the 1960s, several companies inspected the property but no serious exploration was conducted until Rosario Resources Corporation of New York (Rosario) optioned the property in 1969. As before, exploration was directed first at the unoxidized rock where sulphide veins outcropped in the stream valley and the oxide cap was only a few metres thick. As drilling moved out of the valley and on to higher ground, the thickness of the oxide cap increased to a maximum of 80 m, revealing an oxide ore deposit of significant tonnage.

In 1972, Rosario Dominicana S.A. was incorporated (40% Rosario, 40% Simplot Industries and 20% Dominican Republic Central Bank). Open pit mining of the oxide resource commenced on the Moore deposit in 1975. In 1979, the Dominican Central Bank purchased all foreign held shares in the mine. Management of the operation continued under contract to Rosario until 1987. Rosario was merged into AMAX Inc. (Amax) in 1980.

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Rosario continued exploration throughout the 1970s and early 1980s, looking for additional oxide resources to extend the life of the mine. The Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling and were put into production in the 1980s. Rosario also performed regional exploration, evaluating much of the ground adjacent to the Pueblo Viejo concessions, with soil geochemistry surveys and percussion drilling. An airborne electromagnetic (EM) survey was flown over much of the Maimon Formation to the south and west of Pueblo Viejo.

With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulphide resource in an effort to continue the operation. Feasibility level studies were conducted by Fluor Engineers Inc. (Fluor) in 1986 and Stone & Webster Engineering/American Mine Services (SW/AMS) in 1992.

Fluor concluded that developing a sulphide project would be feasible if based on roasting technology, with sulphuric acid as a by-product. Rosario rejected this option due to environmental concerns related to acid production.

SW/AMS concluded that a roasting circuit would be profitable at 15,000 tpd using limestone slurry for gas scrubbing and a new kiln to produce lime for gas cleaning and process neutralization.

Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. A carbon-in-leach (CIL) plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulphide ore at a maximum of 9,000 tpd. Results were poor, with gold recoveries varying from 30% to 50%. Selective mining continued in the 1990s on high-grade ore with higher estimated recoveries. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down.

In 24 years of production, the Pueblo Viejo Mine produced a total of 5.5 million ounces of gold and 25.2 million ounces of silver.

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PRIVATIZATION (1996)

Lacking funds and technology to process the sulphide ore, Rosario attempted two bidding processes to joint venture the property, one around 1992 and the other in 1996. In November 1996, Rosario selected Salomon Brothers (Salomon Smith Barney) to coordinate a process to find a strategic partner to rehabilitate the operation and to determine the best technology to economically exploit the sulphide resource. Three companies were involved in the privatization process: GENEL JV, Mount Isa Mines Ltd. (MIM), and Newmont Mining Corporation (Newmont). This privatization was not achieved, but each of the three companies conducted work on the property during their evaluations.

GENEL JV

The GENEL JV was formed in 1996 as a 50:50 joint venture between Eldorado Gold Corporation and Gencor Inc. (later Gold Fields Inc.) to pursue their common interest in Pueblo Viejo. The GENEL JV expended $6 million between 1996 and 1999 in studying the Project and advancing the privatization process. Studies included diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socio-economic evaluation, and financial analysis.

MOUNT ISA MINES

In 1997, MIM conducted a due diligence program as part of its effort to win Pueblo Viejo in the privatization process. It conducted a 31 hole, 4,600 m diamond drilling program, collected a metallurgical sample from drill core, carried out detailed pit mapping, completed induced polarization (IP) geophysical surveys over the known deposits, and organized aerial photography over the mining concessions to create a surface topography. MIM also proposed to carry out a pilot plant and feasibility study using ultra-fine grinding/ferric sulphate leaching.

NEWMONT

In 1992 and again in 1996, Newmont proposed to carry out a pilot plant and feasibility study for ore roasting/bioheap oxidation. Samples were collected for analysis, but no results are available. Both of Newmont’s attempts to privatize or joint venture the property failed.

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PLACER DOME INC.

Placer Dome Inc., through PVDC, acquired the Project in July 2001. Between 2002 and mid-2005, Placer Dome Dominicana Corporation, a subsidiary of Placer Dome Inc. (together Placer), completed extensive work on Pueblo Viejo including drilling, geological studies, and mineral resource/reserve estimation. This work was compiled in a Feasibility Study completed in July 2005. In February 2006, Barrick Gold acquired Placer and subsequently sold 40% of the Project to Goldcorp.

In addition to drilling programs in 2002 and 2004, Placer conducted structural pit mapping of the Moore and Monte Negro open pits in 2002. Placer also mapped and sampled a 105 km2 area around the concessions as part of an ongoing environmental baseline study to identify acid rock drainage (ARD) sources outside the main deposit areas. Part of the regional mapping and sampling program focused on evaluating the potential for mineralization in the proposed El Llagal tailings storage area. Mapping and stream sediment sampling were conducted in the El Llagal valley and adjacent Maguaca and Naranjo river valleys. Further geotechnical evaluation of the El Llagal valley resulted in BGC Engineering Inc. (BGC) of Vancouver drilling 20 core holes and collecting numerous outcrop samples. Select samples identified with the most favourable mineralization were sent for gold and trace element analysis.

PREVIOUS RESERVE ESTIMATES

Previous reserve estimates for the Project are presented in Table 6-1. Barrick has revised the Mineral Reserve estimates for Pueblo Viejo each year reflecting a number of factors that changed as the Project progressed.

The reserve totals are presented on a 100% basis. Where applicable, data was converted to metric units. The reserve estimates are compliant with the requirements of NI 43-101.

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TABLE 6-1 PREVIOUS MINERAL RESERVE ESTIMATES

Barrick Gold Corporation – Pueblo Viejo Project

2009 Mineral Reserve Estimate (US$ 825 Au/oz; US$ 14.00 Ag/oz; US$ 2.00/lb Cu)
	Tonnage (Mt)		Grade (g/t Ag)		Contained Metal
		(g/t Au)		(% Cu)	(Moz Au)	(Moz Ag)	(Mlb Cu)
Proven	5.14	3.33	21.6	0.11	0.55	3.6	13
Probable	95.64	2.91	17.3	0.09	8.95	53.1	189
Total	100.78	2.93	17.5	0.09	9.50	56.7	202

2008 Mineral Reserve Estimate (US$ 725 Au/oz; US$ 13.50 Ag/oz; US$ 2.00/lb Cu)
	Tonnage	Grade			Contained Metal
	(Mt)	(g/t Au)	(g/t Ag)	(% Cu)	(Moz Au)	(Moz Ag)	(Mlb Cu)
Proven	4.63	3.52	22.6	0.12	0.52	3.4	12
Probable	84.85	3.09	18.0	0.09	8.44	49.2	170
Total	89.48	3.11	18.3	0.09	8.96	52.5	182

2007 FSU Mineral Reserve Estimate (US$650 Au/oz; US$11.50 Ag/oz; US$2.25/lb Cu)
	Tonnage (Mt)		Grade (g/t Ag)		Contained Metal
		(g/t Au)		(% Cu)	(Moz Au)	(Moz Ag)	(Mlb Cu)
Proven	11.24	3.39	18.93	0.100	1.22	6.84	25
Probable	194.48	2.91	14.56	0.085	18.19	91.05	363
Total	205.72	2.94	14.80	0.086	19.41	97.89	388

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7 GEOLOGICAL SETTING AND MINERALIZATION

The following regional geology description is taken largely from Barrick’s 2007 FSU.

REGIONAL GEOLOGY

Pueblo Viejo is hosted by the Lower Cretaceous Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest (Figure 7-1). The Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs and intrusions, overlain by volcaniclastic sedimentary rocks and interpreted to be a Lower Cretaceous intra-oceanic island arc, one of several bimodal volcanic piles that form the base of the Greater Antilles Caribbean islands. The unit has undergone extensive seawater metamorphism (spilitization) and lithologies have been referred to as spilite (basaltic-andesite) and keratophyre (dacite).

The Pueblo Viejo Member of the Los Ranchos Formation is confined to a restricted, sedimentary basin measuring approximately three kilometres north-south by two kilometres east-west. The basin is interpreted to be either due to volcanic dome collapse forming a lake, or a maar-diatreme complex that cut through lower members of the Los Ranchos Formation. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin to thinly bedded carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. In addition, there are pyroclastic rocks, dacitic domes, and diorite dykes within the basin. The sedimentary basin and volcanic debris flows are considered to be of Neocomian age (121 Ma to 144 Ma). The Pueblo Viejo Member is bounded to the east by volcaniclastic rocks and to the north and west by Platanal Member basaltic-andesite (spilite) flows and dacitic domes.

To the south, the Pueblo Viejo Member is overthrust by the Hatillo Limestone Formation, thought to be Cenomanian (93 Ma to 99 Ma), or possibly Albian (99 Ma to 112 Ma), in age.

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FIGURE 7-1 REGIONAL GEOLOGY

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PROPERTY GEOLOGY

Pueblo Viejo hosts the Moore and Monte Negro deposits (Figure 7-2). A revised stratigraphic column as prepared by Barrick in 2009 is shown in Figure 7-3. Cross sections with interpreted structures and the lithology are shown in Figure 7-4. The following property geology description is mostly taken from Placer (2005) and Barrick (2007).

MOORE DEPOSIT

The Moore deposit is located at the eastern margin of the Pueblo Viejo Member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (Puerto Viejo sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastic rocks. The entire sequence in the Moore deposit area has a shallow dip to the west.

Fragmental Dacite Porphyry (FDP) that outcrops north of the plant site intrudes the stratigraphic sequence. FDP is best described as a vent breccia with a volcaniclastic appearance with quartz eyes and lithic fragments, intrusive phases such as local breccia dikes, and intrusive contacts. Propylitically altered porphyry has been intersected in core with intrusive textures and appears to form a north-northeast striking root zone to the FDP. The FDP appears to have been emplaced prior to mineralization with local zones of disseminated pyrite and anomalous gold mineralization. The eastern margin of the sedimentary basin hosting the Moore deposit, is defined by fragmental volcaniclastic rocks (Zambrana Member) and non-carbonaceous sedimentary rocks (Mejita Sediments).

There are indications that an internal sub-basin exists at Moore below the Puerto Viejo Sediments. The sub-basin is partially filled with a mixed sedimentary sequence consisting of inter-fingering Puerto Viejo Sediments and fragmental volcaniclastic rocks. Graded bedding and slump folding textures are often observed in core. The south and west margins of the sub-basin are defined by pinching of the spilite and volcanic sandstone horizons.

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FIGURE 7-2 PROPERTY GEOLOGY

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FIGURE 7-3 STRATGRAPHIC COLUMN

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FIGURE 7-4 LOCAL STRUCTURES AND LITHOLOGY

205750 N
205250 N
204750 N
Legend
Faults
Pit N643101 May09
90STOCK
100COVER
10PAC
20SC
30SKM
31VKSi
32PDTQ
40VS
41VC
50PDL
51PB
60PAL
70LA
80IA

Figure 7-4

Barrick Gold Corporation

Pueblo Viejo Project
Dominican Republic

Local Structures and Lithology Looking North

March 2012

Source: Placer, 2011.

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Bedding generally dips shallowly westwards (less than 25°), but locally steep faults with north-northeast and north-northwest strikes have rotated bedding into steep orientations. The north-northeast faults preserve evidence for an east-side-up and left-lateral sense of movement subsequent to mineralization. The north-northeast faults appear to link with a north-northwest trending fault that controls the eastern margin of the Moore dacite porphyry and is a boundary to a gold-bearing pyrite vein zone at North Hill. The westward-dipping thrust and bedding plane faults offset pyrite veins with only minor displacement evident. The faults are associated with an intense cleavage and bedding-parallel quartz veins with gold mineralization.

MONTE NEGRO DEPOSIT

The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate, interlayered with volcaniclastic flows. These volcaniclastic flows become thicker and more abundant towards the west. This entire sequence has been grouped as the Monte Negro Sediments. In the eastern part of the Monte Negro deposit area, the bedding dip is shallow to the southwest; in the west, the dip is shallow to the northwest.

The Monte Negro Sediments overlie a horizon of spilite and spilite-derived conglomerate. The conglomerate consists of pebble to boulder size clasts of spilite that are often silicified and a light pink colour. Silicification is likely volcanogenic, occurring prior to the sedimentation of the basin. The conglomerate horizon represents either a basal conglomerate channelled into the margin of the basin or a reworked, brecciated flow top of the spilite below. The horizon ranges in thickness from tens of metres to non-existent and is likely filling channels in the uneven spilite surface below.

Spilite that forms the basement of the Monte Negro deposit is the Platanal Member of the Los Ranchos Formation. Porphyritic textures and massive andesitic flows, often separated by brecciated flow tops are in the west part of the deposit. The brecciated textures become more abundant towards the east.

Thin section work on the porphyritic spilite indicates a composition of either a high-silica andesite or a low-silica dacite. Primary textures observed are consistent with an intrusion indicating that either a dome or a near surface plug may exist under the west

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hill of Monte Negro. The dimensions of this possible intrusion have not been determined because core drilling is limited. Dikes that intrude the Monte Negro stratigraphy include a steeply dipping north-northwest striking mafic (diorite/andesite) dike approximately 10 m wide. The dike typically follows the F5 fault through the deposit area but occasionally splays to the north. The dike is propylitically altered and is barren of gold mineralization. Similar dikes have been intersected in core in the west part of the deposit, but they are much thinner. Thin breccia dikes (pebble dikes) have also been mapped in the pit walls.

Interbedded carbonaceous siltstones, sandstones, and volcanic rocks in the Monte Negro Central Zone generally dip shallowly towards the southwest. In the Monte Negro South Zone andesitic volcanic and volcaniclastic rocks generally dip shallowly (13°) towards the northwest. A steep north-northwest trending fault (Monte Negro Fault) with a west-side-up sense of movement is interpreted to separate the sediments in the east from the volcanic rocks in the west. The fault is interpreted to have been a focus for silicification, breccia dyke emplacement, and mineralization.

Bedding in the hanging and footwalls of the Monte Negro Fault has been folded into upright, open folds in close proximity to the fault. The axial trace of the folds trends north-northwest sub-parallel to the strike of the north-northwest conjugate vein set.

Thrust faults displace veins and have brought sedimentary rocks into contact with andesitic volcanic and volcaniclastic rocks. A disconformable thrust contact is well exposed at the southern end of Monte Negro West.

STRUCTURE

Surface mapping and core logging have identified two main structural trends (Figure 7-5). The first trend is northeast bearing with vertical dips. The second, later trend is north-northwest bearing with vertical dips, and cuts the northeast structures. This second trend is more economically important because many feeders in the hydrothermal system used these structures for mineralization.

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FIGURE 7-5 PLAN VIEW OF MAIN STRUCTURES

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Both structural trends have contributed to basin formation, as many of these faults were growth faults during basin development.

Low angle faults are recognized in surface mapping. These faults were the last deformation event in the basin because they cut the previous systems and mainly affect the carbonaceous sedimentary package. They have an average dip of 8º to 10º and no mineralization is related to these low angle faults.

HYDROTHERMAL ALTERATION

The Pueblo Viejo deposit has undergone typical high sulphidation, zoned alteration characterized by silica, pyrophyllite, pyrite, kaolinite, and alunite. Silica is predominant in the core of the alteration envelope and occurs with kaolinite in the upper zones where a silica cap is often formed. Unlike typical high sulphidation deposits where silicic alteration is residual and a result of acid leaching, silicification at Pueblo Viejo represents silica introduction and replacement. Silica enriched zones are surrounded by a halo of quartz-pyrophyllite and pyrophyllite alteration.

Ongoing studies by Barrick have determined four main alteration assemblages at the Pueblo Viejo deposit (Figure 7-6). These assemblages are:

•	Quartz – Alunite ± Dickite (qtz – al ± dk)

•	Quartz – Pyrophyllite ± Dickite (qtz – py ± dk)

•	Pyrophyllite – Illite – Kaolin (py – ill – kao)

•	Illite – Chlorite – Smectite (ill – chl – sm)

Advanced argillic alteration is easily distinguished from the assemblage typical of the seawater metamorphosed (spilitized) Los Ranchos Formation. Limits of the alteration zones are marked by a rapid change (over a few metres) in mineralogy. Outside of alteration zones, finer grained sedimentary rocks are pyritic (framboids) or sideritic with diagenetic conditions suggesting an anoxic, restricted basin. Within mineralization, siderite is completely replaced by pyrite.

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FIGURE 7-6 PLAN VIEW OF ALTERATION ASSEMBLAGES

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In the Moore deposit, silica and kaolinite are more common in the upper parts of the system. In the now depleted oxide mineralization, silicification was closely associated with gold mineralization and caused mineralized zones to form hills with relief of about 200 m. In areas of intense silicification, jasperoid masses were produced, original sedimentary textures destroyed, and carbonaceous material removed. Locally, veins and masses of pyrophyllite cut the jasperoid bodies.

In the Monte Negro deposit, silica and kaolinite are again more abundant in the upper portions of the system and a silica cap is present. Silicification is more widespread at Monte Negro and not as closely associated with gold mineralization. Regardless, gold content is typically higher in silicified or partially silicified (quartz-pyrophyllite) rock.

WEATHERING

Past mining operations have stripped the deposit areas of almost all surface oxidation and the oxide mineralization is now virtually depleted. The oxide was formed where surface oxidation removed sulphide minerals and carbon from the host sediments, leaving silicified host rock and massive jasperoid with jarosite, goethite, and local hematite mineralization. The thickness of the oxide mineralization ranged from 80 m at North Hill in the Moore deposit to 50 m in the South Hill and East Mejita deposits to nothing in the stream valleys. The thickest oxide mineralization was developed in intensely silicified, thinly bedded, and well fractured sedimentary rocks. In contrast, areas underlain by intensely pyrophyllitized sedimentary rocks only had a few metres of oxidation. Soil cover and saprolite were negligible over the oxide mineralized zones.

Gold mineralization was largely immobile in the oxide mineralization. No gold enrichment occurred, but free gold existed. Fine specks of gold (less than 100 µm) could be panned from only the highest grade zones. Silver was depleted in the near-surface parts of the oxide mineralization and enriched at the oxide-sulphide interface. Zinc and copper were leached from the oxide with the destruction of the sulphides.

MINERALIZATION

The following summary is sourced from Barrick’s 2007 FSU and a 2009 Barrick report summarizing an updated geological interpretation on the deposit.

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GENERAL DESCRIPTION

Metallic mineralization in the deposit areas is predominantly pyrite, with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

Studies have determined that there were three stages of advanced argillic alteration associated with precious metal mineralization:

1.	Stage I alteration produced alunite, silica, pyrite, and deposited gold in association with disseminated pyrite.

2.	Stage II overprinted Stage I and produced pyrophyllite and an overlying silica cap.

3.	Stage III of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite veins with silicified haloes. Syntaxial vein growth preserves evidence for pyrite-enargite-sphalerite-grey-silica paragenesis.

Individual Stage III veins have a mean width of four centimetres and are typically less than 10 cm wide. Exposed at surface, individual veins can be traced vertically over three pit benches (30 m). Veins are typically concentrated in zones that are elongated north-northwest and can be 250 m long, 100 m wide, and 100 m vertical. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits.

Veins tend to be parallel to follow a number of local structures that crosscut the deposit. Those structures have a northerly trend at Monte Negro and Moore, with a northwest-southeast trend also present at Moore.

The most common vein minerals are pyrite, sphalerite, and quartz, with lesser amounts of enargite, barite, and pyrophyllite. Trace amounts of electrum, argentite, colusite, tetrahedrite-tennantite, geocronite, galena, siderite, and tellurides are also found in veins.

The abundance of pyrite and sphalerite within veins varies across the deposit areas. Veins in the southwest corner of the Monte Negro pit are relatively sphalerite-rich and pyrite-poor when compared to veins elsewhere in the Moore and the Monte Negro

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deposits. The sphalerite in these veins is darker red in colour, possibly indicating that it is richer in iron. The abundance of dark red sphalerite in these veins may also be indicative of the outer margins of a system of hydrothermal-magmatic mineralized fluids.

Late massive pyrophyllite veins that probably represent the last stage of veining and alteration cut the Stage III veins. All stages of veining are cut by thin, white quartz veins associated with low angle thrusts that post-date mineralization.

The Moore resource pit will have final dimensions of approximately 1,200 m by 850 m and a depth of 280 m. The Monte Negro pit will have final dimensions of approximately 1,500 m by 800 m and a depth of 360 m.

METAL OCCURRENCE AND DISTRIBUTION

The following summary is taken from Barrick’s 2007 FSU.

GOLD

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values are generally the highest in zones of silicification or strong quartz-pyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones.

In the Moore deposit, a high-grade structural feeder zone within an alteration funnel was intersected by a GENEL JV core hole GEN_MDD6. The hole intersected an intensely silicified shear zone that returned gold values of 9.1 g/t Au over 40 m (30 m true width). The shear is steeply dipping and appears to strike either north or northwest. While the shear is open to depth, it possibly has a strike length of less than 100 m. This style of mineralization differs from the upper zones of the deposit, where high grade gold is associated with sulphide veins. This feeder zone also contains a higher concentration of lead in the form of lead sulphosalts and galena.

In the Monte Negro deposit, a high-grade feeder zone has not been identified. A potential target is the Monte Negro Fault that is intensely silicified and bounds high-grade mineralization at the surface. A second possibility is a deeper zone of mineralization that has been intersected by a vertical core hole testing an IP-chargeability anomaly approximately 100 m east of the main deposit.

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AMTEL Laboratories of London, Ontario, conducted a study to establish the deportment of gold in four separate composites from Pueblo Viejo. These composites represented four of the five metallurgical rock types established for the deposit: sedimentary rocks (MN-BSD) and volcanic rocks (MN-VCL) at Monte Negro and sedimentary rocks (MO-BSD) and volcanic rocks (MO-VCL) at Moore. Spilites at Monte Negro (MN-SP) were not sampled (see Section 13 for further discussion on the metallurgy of the deposit).

Gold occurs as native gold, sylvanite (AuAgTe4), and aurostibnite (AuSb2). The principal carrier of gold is pyrite where the sub-microscopic gold occurs in colloidal-size micro inclusions (less than 0.5 µm) and as a solid solution within the crystal structure of the pyrite. The abundance of the gold minerals varied significantly between the different composites (Table 7-1).

TABLE 7-1 MINERALOGICALLY DETERMINED DEPORTMENT OF GOLD

Barrick Gold Corporation – Pueblo Viejo Project

Form and Carrier Gold Minerals	MN-BSD (%)	Form and Carrier Gold Minerals	MN-BSD (%)	Form and Carrier Gold Minerals
Free gold	1.8	25.3	22.4	68.6
Free sylvanite	20.6	0.8	5.1	—
Free aurostibnite	—	—	—	0.2
Rock-sulphide binaries	8.3	13.1	8.5	0.9
“Clean” rock	4.0	6.1	9.6	0.2
Sub-microscopic Gold
Micro inclusions	51.7	33.4	28.0	19.8
Solid solution	13.6	21.5	26.4	10.3

Studies have shown that there are four major forms of pyrite: microcrystalline, disseminated, porous, and coarse grained. The microcrystalline pyrite tends to have the highest gold concentration. This type of pyrite is also the most arsenic-rich, which renders it the most prone to oxidation and the most difficult to liberate, as it forms complex intergrowths within the rock and with sphalerite. Coarse-grained pyrite has the lowest gold concentration and has a well-developed crystal habit making it less susceptible to oxidation.

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There are less common forms of gold, gold minerals such as native gold, electrum, tellurides (sylvanite, calaverite, petzite), and locally, aurostibnite. Most grains are less than 10 µm in diameter and are largely associated with growth zones of pyrites. To a lesser extent, gold minerals occur as inclusions in enargite, quartz, and lead-sulphosalts (primarily geocronite). Gold may also exist in the crystal structure of sulphosalts, such as enargite and geocronite, but additional research is required.

While there is a strong correlation between gold and zinc (zones with sphalerite veins tend to have the highest gold grades), sphalerite carries gold only as intergrowths of gold-bearing pyrite. The quantity of gold carried by the sphalerite depends on the percentage of gold-bearing pyrite encapsulated and the amount of sub-microscopic gold within the pyrite.

SILVER

Assay results for silver demonstrate that it has the strongest correlation with gold. In particular, silver has a strong association with Stage III sulphide veins where it occurs as native silver and in pyrargyrite (antimony sulphide), hessite (silver telluride), sylvanite and petzite (gold tellurides), and tetrahedrite.

ZINC

The majority of the zinc occurs as sphalerite, primarily in Stage III sulphide veins and to a lesser extent as disseminations. The sphalerite is beige to orange coloured and is relatively iron-free. An exception is the dark red veins found in the southwest corner of the Monte Negro deposit that may represent a discontinuous halo surrounding the alteration zone.

Sphalerite commonly contains inclusions and intergrowths of pyrite, sulphosalts, galena, and silicate gangue. The encapsulated pyrite is often host to sub-microscopic gold mineralization.

Trace amounts of zinc can be found in tetrahedrite and enargite.

COPPER

Most of the copper occurs as enargite hosted in Stage III sulphide veins. Only trace amounts of chalcocite and chalcopyrite have been documented. Enargite-rich vein

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zones typically are confined laterally and vertically within the larger sphalerite-rich vein zones. Enargite is difficult to identify in hand specimen and is easily confused with tennantite-tetrahedrite.

LEAD

Lead minerals include galena, geocronite, boulangerite, and bournonite, most of which are present as fine inclusions or within fractures in pyrite, sphalerite, and enargite. Geocronite and boulangerite are the most prevalent.

There are a limited number of lead assays in the Project database. Assaying completed by GENEL JV shows a strong correlation between gold and lead. Elevated lead values were found in the structural feeder zone in the Moore deposit and lead may provide clues on where to search for other feeder zones.

MOORE DEPOSIT MINERALIZATION

Pyrite-rich, gold-bearing veins at the deposit have a mean width of four centimetres and are steeply dipping with a trend commonly north-northwest. Secondary pyrite vein sets trend north-south and north-northeast. The orientation of pyrite veins and steep faults is similar, albeit with different dominant sets (north-northwest for veins and north-northeast for faults). This suggests a probable link between steep faulting and vein development.

WEST FLANK ZONE

Thinly bedded carbonaceous siltstones and andesitic sandstones in the West Flank dip shallowly westwards. Dips increase towards the west where north trending thrusts displace bedding.

Pyrite and limonite-rich veins with gold mineralization are subvertical and trend commonly north-northwest. The veins are oblique to the general north-northeast strike of bedding and do not appear to have been rotated. Quartz veins with gold trend northwest oblique to the pyrite veins have a similar strike to the interpreted contact with the overlying Hatillo limestone. They also occur as tension gash arrays in centimetre-scale dextral shear zones that trend north-northwest.

Faults create centimetre-scale displacement of bedding and pyrite-sphalerite veins occur along steep north-northeast trending faults and westerly dipping thrusts. Two main north-northeast faults were mapped across the West Flank, sub-parallel with the Moore dacite porphyry contact. Displacement of veins preserves evidence for a lateral, sinistral component of movement.

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NORTH AND SOUTH HILLS ZONES

Bedding to the north of the Moore dacite porphyry dips shallowly westwards. Bedding has been rotated about both north-northwest and north-northeast axes. The change in bedding orientation reflects movement associated with north-northwest and north-northeast trending faults.

There are three steep-dipping, gold-bearing, pyrite-rich vein sets: northwest, northeast, and north-south. Northwest trending veins generally contain enargite and sphalerite, while northeast trending veins are more pyrite ± pyrophyllite rich. The average vein width is 3.5 cm.

The fault pattern is dominated by steep north-northeast trending faults that appear to link with north-northwest trending faults. A north-northeast trending steep fault along the western margin of the Moore dacite breccia has rotated bedding from shallow to steep dips, indicating an east-side-up sense of movement. The sense of movement along north-northwest faults could not be determined. Thrusting parallel to bedding is common and is evidenced by intense cleavage and quartz veins parallel to bedding. Bedding plane displacement is minor, generally less than 20 cm.

MONTE NEGRO DEPOSIT MINERALIZATION

MONTE NEGRO CENTRAL ZONE

Pyrite-rich veins with gold mineralization are sub-vertical and have bimodal trends, which are interpreted to form conjugate sets. The mean width is two centimetres. The north-northwest trending set is sub-parallel to the strike of bedding and fold axes, indicating a possible genetic relationship between folding and mineralization. Enargite and sphalerite-bearing veins with gold dominantly trend north-northeast and have a mean width of three centimetres. The combination of vein trends forms a high grade gold zone (Vein Zone 1) which extends 500 m north-northwest, is 150 m wide, and up to 100 m thick between the F5 Fault to the east and the Main Monte Negro Fault to the west.

The fault pattern is dominated by steep north-northwest trending faults sub-parallel to the dominant pyrite vein set. The main Monte Negro Fault is a 25 m x 500 m zone of silicification, brecciation, mineralization, folding, and faulting. It is interpreted as a major fault that was active during and subsequent to mineralization.

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MONTE NEGRO SOUTH ZONE

Andesitic volcanic and volcaniclastic rocks with minor intercalations of carbonaceous sediments dip shallowly northwards. Close to the interpreted Monte Negro Fault, bedding dips more westerly and strikes north-northwest.

North-northwest trending steep faults displace bedding and dip towards the southwest. Displacement of marker agglomerate beds indicates a metre scale west-side-up sense of movement. The faults are sub-parallel to the interpreted Monte Negro Fault, which also has an apparent west-side-up sense of movement.

Mineralized veins at the Monte Negro South Zone are relatively pyrite-poor, sphalerite-rich, and wider (five centimetres to six centimetres). The veins are sub-vertical and trend northwest. The episodic vein fill demonstrates a clear paragenesis (massive pyrite-enargite-sphalerite-grey silica).

Shallow-dipping bedding and sub-vertical sphalerite-silica veins on the southern margin of Monte Negro South are cut by a westerly-dipping thrust. The thrust has brought thinly bedded pyritic sedimentary rocks into contact with andesitic volcanic and volcaniclastic rocks. The fault dips 35° and was mapped across the top of the Monte Negro South hill. The overthrust sedimentary rock package contains asymmetric folds and bedding cleavage relationships that indicate a reverse (west-side-up) sense of movement. An upper thrust has brought a massive volcanic unit into contact with the underlying folded sediments.

The main zone of gold mineralization that results from this combination of structures extends for approximately 150 m along the West Thrust Fault.

MINERALIZATION CONTROLS USED IN RESOURCE ESTIMATES

Lithology does not constraint mineralization at Pueblo Viejo. The primary controls on the geometry of the gold deposits are strong quartz-pyrophyllite alteration and quartz-pyrite veining along sub-vertical structures and stratigraphic zones. The stratigraphic shape of some zones may be controlled by sub-horizontal structures that contain pyrite veins.

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The veins are tens of centimetres wide but are most commonly less than two centimetres wide. Narrow veinlets occur along bedding planes and along fracture surfaces. These veins are commonly highly discordant to bedding but locally branch out along shallow-dipping bedding planes, linking high angle veins in ladder-like fashion without obvious preferred orientations. These veins served as feeders to the layered and disseminated mineralization that occurs in shallower levels in the deposit. The result is composite zones of mineralization within fracture systems and stratigraphic horizons adjacent to major faults that served as conduits for hydrothermal fluids.

In summary, gold is intimately associated with the pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartz-pyrophyllite alteration. Sphalerite is largely restricted to the veins, with pyrite lining the vein walls and sphalerite occurring as botryoidal aggregates. Galena, enargite, and boulangerite occur in small quantities in the centre of the veins.

These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones at depth. Mineralization is generally contained within the boundaries of advanced argillic alteration. The outer boundary of advanced argillic alteration, combined with lithological and veining zones were used to generate domains for resource estimation.

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8 DEPOSIT TYPES

Pueblo Viejo is a high sulphidation, quartz-alunite epithermal gold and silver deposit. High sulphidation deposits are typically derived from fluids enriched in magmatic volatiles, which have migrated from a deep intrusive body to an epithermal crustal setting, with only limited dilution by groundwater or interaction with host rocks. Major dilatant structures or phreatomagmatic breccia pipes provide conduits for rapid fluid ascent and so facilitate evolution of the characteristic high sulphidation fluid.

Similar deposits occur at Summitville, Colorado; El Indio, Chile; Lepanto, Philippines; and Goldfield, Nevada. They are characterized by veins, vuggy breccias and sulphide replacements ranging from pods to massive lenses, occurring generally in volcanic sequences and associated with high-level hydrothermal systems. Acid leaching, advanced argillic alteration and silicification are characteristic alteration styles. Grade and tonnage varies widely. Pyrite, gold, electrum and enargite/luzonite are typical minerals and minor minerals include chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts and tellurides (Panteleyev 1996).

The geological setting of the deposit is not certain at this time. Sillitoe and Bonham (1984), Muntean et al. (1990), and Kesler et al. (2005) have described the setting as a maar diatreme complex with the various deposits around the margins of the diatreme. These studies concluded that coarse-grained fragmental rocks that occur at depth are the product of an explosive volcanic eruption that partially filled the crater with fragmented rock. The crater was subsequently filled with shallow, marine sedimentary rocks with variable amounts of fragmental rocks from nearby volcanoes. This sequence was cross-cut by younger dykes and small dacite and andesite lava domes.

Alternatively, Nelson (2000) describes the setting as a volcanic dome complex emplaced in a shallow marine environment and attributes the coarse fragmental rocks to collapsing carapaces on those domes. The author concludes that sedimentary rocks were deposited in depressions between the domes.

More recently, Sillitoe et al. (2006) provide evidence from the Pueblo Viejo district that an extensive advanced argillic lithocap and the contained giant high sulphidation epithermal gold-silver deposits were emplaced beneath a thick limestone cover. The

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authors imply that alteration and mineralization cannot be synchronous with the host volcano-sedimentary sequence and are substantially younger. Hence, there is no genetic relationship between the Moore and Monte Negro deposits and either a maar-diatreme system or volcanic dome complex. Whereas other interpretations imply that mineralization pre-dated deposition of the Hatillo Limestone, Sillitoe et al. (2006) suggest that the impermeable limestone acted as a barrier inhibiting upward fluid flow, groundwater recharge, and heat dissipation. This resulted in high gold and zinc tenors, the dominance of quartz-pyrophyllite over vuggy quartz alteration, prograde overprinting of alunite by higher temperature pyrophyllite, and the almost exclusively magmatic character of the mineralized fluid. The authors present a model of blind high sulphidation deposits, based on a regional rather than detailed analysis of the mineralized zone within the open pits that could be applied to exploration in calc-alkaline magmatic arc elsewhere, especially in limestone terranes or potentially beneath other low permeability rock units.

In 2009, PVDC undertook a major relogging campaign of historical drill core and carried out detailed mapping of pits and construction excavations. The work has led to an updated geological model underpinning the resource and reserve estimations and a maar-diatreme deposit formation interpretation in which extensive and compressive deformation resulted in the present-day lithostructural domains. The conduits provided by maar-diatreme formation controlled mineralization. Structural control predominates, particularly at depth, and passes into lithological control near surface. Mineralization is present in pyroclastic rocks and sediments and occurs along bedding planes in upper sedimentary units and within narrow, local structures in the lower volcanic package.

The PVDC interpretation is based on geological evidence observed within the Pueblo Viejo deposit and is not a regional interpretation as presented by Sillitoe et al. (2006). However, PVDC believes uncertainty with respect to the deposits origin has no practical impact on exploration at the levels that may be mined by open pit methods. The areal extent of the deposits has been constrained by drilling and the vertical extents are reasonably well known, although additional drilling is required to define the deepest parts of the deposit.

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9 EXPLORATION

Section 9 provides a general overview of pre-PVDC exploration conducted on the Project. Reviews of drilling and sampling from this era are included in subsequent sections of this report. Much of the following exploration description is taken from Barrick’s 2007 FSU.

PVDC EXPLORATION PROGRAMS

In 2006, PVDC began to review the entire geological potential of the Pueblo Viejo Project, using works performed by previous owners to develop an understanding of the geology of the deposit and its potential.

The main components of PVDC’s 2006 exploration program, which provided data for input to the 2007 FSU were:

•	Data compilation and integration

•	Rock sampling (300 samples) and pit mapping

•	Alteration studies on 1,427 soil samples, 3,591 rock samples and 5,249 core samples

•	Geophysical surveys.

•	41 km of IP Pole—Dipole

•	132 km of ground magnetic readings on a 200 m grid

•	Geochemical Survey

•	1,482 samples collected for gold and inductively coupled plasma (ICP) assaying

•	Two-phase diamond drilling program:

•	Phase 1, 13 diamond drill holes, 3,772m

•	Phase 2, 40 diamond drill holes, 6,334m

•	Updated Mineral Resource estimate

The 2006 program allowed better definition of deposit geology and significantly increased the amount of ounces in both Moore and Monte Negro deposits.

No significant drilling was undertaken in 2009, but PVDC undertook a major relogging program of all historical drill core, carried out detailed geological mapping of pits and construction excavations, and reinterpreted the geological models underpinning resource and reserve estimates.

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In 2010, PVDC continued the detailed geological mapping of the pits and construction excavations, and also undertook a close-spaced reverse circulation (RC) grade control drilling program for Phase 1 pit shells in the Moore and Monte Negro open pits.

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10 DRILLING

Much of the following drilling description is taken from Barrick’s 2007 FSU.

Drilling campaigns have been conducted by most of the participating companies during the history of the Pueblo Viejo Project including Rosario, GENEL JV, MIM, and Placer. In 2006, PVDC began its first core drilling campaign to evaluate the Project. The time periods of drilling on the Project are summarized below:

•	Rosario—1970s to the early 1990s

•	GENEL JV—1996

•	MIM—late 1996 to 1997

•	BGC—2002 to 2004

•	Placer—2002 to 2004

•	PVDC—2006 to present

All pre-PVDC drill campaigns plus the drilling used in the Feasibility Study Mineral Resource estimate are listed in Table 10-1. Figures 10-1 and 10-2 show the drill hole locations on the Moore and Monte Negro deposits including the holes drilled by Barrick.

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TABLE 10-1 PRE-PVDC DRILLING

Barrick Gold Corporation—Pueblo Viejo Project

DH Prefix	Company	Drill Type	Total Holes Included	Total Metres Included	Total Holes Excluded	Total Metres Excluded
AH	Rosario	Rotary	0	0	534	14,368
CU	Rosario	Rotary	0	0	357	9,721
DDH	Rosario	DDH	181	22,966	0	0
DPV06	PVDC	DDH	60	14,710	0	0
GEN_MDD	Genel JV	DDH	11	2,098	0	0
GEN_MNDD	Genel JV	DDH	9	1,053	0	0
GT04	Rosario	DDH	13	1,939	0	0
HA	Rosario	Rotary	0	0	111	2,966
MIM_MN	MIM	DDH	16	2,065	0	0
MIM_MO	MIM	DDH	15	2,535	0	0
MN	Placer	Rotary	2	44	0	0
MO	Placer	Rotary	48	672	0	0
P	Rosario	RC	343	8,706	0	0
PD02	Placer	DDH	19	3,039	0	0
PD04	Placer	DDH	102	13,485	0	0
R	Rosario	Rotary	115	6,571	0	0
RC	Rosario	RC	64	10,002	0	0
RS	Rosario	Rotary	175	24,258	1	138
ST	Rosario	Rotary	551	22,951	79	1,833
SX	Rosario	Rotary	90	1,254	59	769

		Rotary	981	55,750	1,141	29,795
Total		RC	407	18,708	0	0
		DDH	426	63,891	0	0
		Total	1,814	138,349	1,141	29,795

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FIGURE 10-1 DRILL HOLE LOCATIONS—MOORE DEPOSIT

375,200
375,400
375,600
375,800
376,000
376,200
376,400
376,600
376,800
2,095,800
2,095,600
2,095,400
2,095,200
2,095,000
2,094,800
2,094,600
2,094,400
2,094,200
2,094,000
N
MN
MO
0
100
200
300
400
Metres
NAD1927, Zone 12N
PIT MOORE
Legend:
Core Holes
RC Holes
Rotary Holes
Percussion Holes
Others
2011 Pit Boundary
Key Map

Figure 10-1

Barrick Gold Corporation

Pueblo Viejo Project

Dominican Republic

Drill Hole Locations
Moore Deposit

March 2012

Source: Barrick Gold Corp., 2011.

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FIGURE 10-2 DRILL HOLE LOCATIONS—MONTE NEGRO DEPOSIT

374,400
374,600
374,800
375,000
375,200
375,400
375,600
375,800
376,000
2,096,600
2,096,400
2,096,200
2,096,000
2,095,800
2,095,600
2,095,400
2,095,200
2,095,000
2,094,800
N
0 100 200 300 400
Metres
NAD1927, Zone 12N
MN
MO
PIT MONTENEGRO
Legend:
Core Holes
RC Holes
Rotary Holes
Percussion Holes
Others
2011 Pit Boundary
Key Map
March 2012
Source: Barrick Gold Corp., 2011.

Figure 10-2

Barrick Gold Corporation

Pueblo Viejo Project

Dominican Republic

Drill Hole Locations
Monte Negro Deposit

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PRE-PVDC DRILLING

ROSARIO DRILLING

Rosario employed several drilling methods as summarized in Table 10-1. Geological information was recorded on paper logs or graphic logs for all core, RC, and rotary percussion drill holes.

Geology was recorded for deeper holes and for some of the shallow holes. Very few of the shallow holes are relevant to the 2007 Mineral Resource estimate. No photographs of the core were taken, a common practice in the 1970s and 1980s. The majority of holes were vertical with a drill hole spacing ranging from 20 m to 80 m. Downhole surveys were not performed and the type of instrumentation used for surveying collar locations is not documented.

Core recoveries were reported to be approximately 50% in areas of mineralization and within silicified material. This was evaluated by Fluor in 1986 with the following observations:

•

Gold grades varied with different recovery classes. In zones of 80% to 100% recovery, gold values decreased with decreasing core recovery. In zones of 60% to 80% recovery, gold values increased with decreasing recovery. For recoveries less than 60%, gold values were generally low.

•	Silver values were not affected by recovery.

•	Zinc grades exceeding 1.5% decreased with decreasing core recovery. Zinc grades below 1.5% appeared to be unaffected by core recovery.

Fluor concluded that poor core recovery affected gold grades but in both positive and negative ways. It also concluded that in the context of the whole deposit, statistical noise was apparent but the data were not biased.

With respect to rotary and RC drill holes, Fluor concluded that, with the exception of the P-series RC holes and the RS series of holes below the 250 m elevation in the West Flank of the Moore deposit, there was no systematic high bias in RC gold values versus core gold values. Zinc values appeared to be affected by “placering” in overflowing RC sampling devices, resulting in a low bias in RC holes. In any case, most of the shallow Rosario holes were drilled in oxide areas now mined out and have only limited, if any, influence on sulphide mineral resource estimates.

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GENEL JV DRILLING

In 1996, the GENEL JV drilled 20 holes at Pueblo Viejo, eleven in the Moore deposit and nine in the Monte Negro deposit (Table 10-1). Swiss-Boring was contracted to do the drilling using HQ core size. All holes were drilled at an angle. Downhole surveys were performed, but there is no record of the type of instruments used for the surveys. GENEL JV used a GPS system to locate drill holes and to survey the existing pits.

AMEC verified 5% of the assay data from these holes 2005 and found no errors in the database.

MIM DRILLING

In late 1996 and into 1997, MIM drilled 31 holes at Pueblo Viejo, 15 in the Moore deposit and 16 in the Monte Negro deposit (Table 10-1). Geocivil was contracted to do the drilling. Core size was HQ with occasional reductions to NQ as necessary to complete the holes. Five holes were vertical and 26 were drilled at an angle. There was apparently no downhole surveys performed on these holes. There is no record of instrumentation used to survey collar locations.

Original data documentation is not available from this drilling campaign for database confirmation and so the laboratory that analyzed the samples or the methodology used cannot be confirmed. Source certificates for confirmation of the database results are not available. Drill logs were entered into MS Excel and assays presented as printouts.

Placer personnel found some of the core, but because of its very poor condition, it could not be relogged or reassayed.

HISTORICAL DRILL HOLE SURVEYING

It has been concluded that the accuracy of the surveying methods used for GENEL JV holes are suitable to support resource estimates. The accuracy of collar and downhole surveys for Rosario and MIM drill holes cannot be confirmed. However, review of comparisons made between the results of these holes and results from more recent proximal holes of good quality, it has been taken to be sufficiently accurate to support resource estimates.

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PLACER DRILLING

Placer completed 3,039 m of core drilling in 18 holes during 2002 and 15,424 m of core drilling in 111 holes during 2004 (Table 10-1). The drilling used thin-walled NQ rods that produce NTW (57 mm) core. All but one of the holes was angled, allowing the vertical sulphide veining to be better represented in the drill hole intercepts. Placer drilled with oriented core to calculate the true orientations of bedding, veining, and faulting in the deposit areas.

Drill pads were located using GPS or surface plans where the GPS signal was weak. After completion, the drill hole locations were surveyed in UTM coordinates by a professional surveyor, translated into the mine coordinate system, and entered into the drill hole database.

Two or three downhole surveys were completed in all drill holes using a Sperry-Sun single-shot survey camera. Surveys were spaced every 60 m to 75 m and deviation of the drill holes was minimal. Azimuth readings were corrected to true north by subtracting 10°.

Drill holes were logged on paper forms using codes, graphic logs, and geologists’ remarks. Geological information related to assay intervals was recorded on a geology log. A second log was used to record structural information and a third log used to record geotechnical information. Coded data and remarks were typed into MS Excel spreadsheets and edited on site by geology technicians. Coded data were later imported into Gemcom to generate sections for resource modelling.

The following data were recorded on the geological log:

•	Lithology—type, interval in metres

•	Assay—interval, sample number (interval normally 2 m but intervals were also cut at lithology changes or major structures)

•	Oxidation—oxide, transitional, or sulphide facies

•	Alteration—type, intensity

•	Veining—type, estimated percentage

•	Disseminated sulphides—type, percentage

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The following data were recorded on the structural log:

•	Oriented Interval—core interval oriented by crayon mark

•	Structure Interval—downhole depth of structure

•	Structure description—type, true thickness (mm), oxidized (Y/N)

•	Structure angle—alpha angle to core axis (0-90°), beta angle from bottom of the core to the downhole apex of the structure (0-360°)

•	Vein composition/dominance—minerals in vein listed in order of abundance

The following data were recorded on the geotechnical log (by technicians under the supervision of a geologist):

•	Drill interval—From-To and length in metres of block-to-block intervals; 1.5 m under normal drilling conditions

•	Core recovery—measured in block-to-block intervals

•	Sum of core pieces greater than 10 cm (rock quality designation, or RQD), measured from block-to-block intervals

•	Fracture count—number of natural fractures per interval

•	Oriented—whether or not drill interval was successfully marked with orienting crayon

Prior to making geotechnical measurements, the entire core interval was removed from the core box and placed in a long trough made of angle-iron. The fractures in the core were lined up and artificial fractures were identified. This process allowed the technician to mark the orienting line on the core for a better estimate of core recovery and RQD.

EVALUATION OF DRILLING PROGRAMS

Validation of the historical drilling information was addressed as part of AMEC’s 2005 Pueblo Viejo Technical Report. To evaluate the possible biases between drill types and to validate the historical Rosario and MIM drilling information, Placer and AMEC performed two tests prior to the 2006 Barrick drilling. The first test compared assays from Placer and previous drilling programs. The second test was a cross section review.

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The following conclusions were drawn by Barrick in the 2007 FSU:

•

Approximately 2.5% of the Rosario data have been verified against original documents. Extensive evaluations of the possible bias introduced by various drilling procedures have been undertaken by Fluor, PAH, Placer, and AMEC. After reviewing the drill data, AMEC was of the opinion that the Rosario core, RC, and some Rosario conventional rotary data (pre-1975 and some Rosario RS-series) are generally reliable. There may be some bias in the RC data but those holes have been individually evaluated and obvious problems have been eliminated. The risk involved in using those data is judged to be acceptable. Drilling types that have produced questionable results, such as the P-series percussion holes, ST-series rotary holes and select RC holes, have been excluded from the database and are not used in the resource estimate.

•	GENEL JV data have been verified against original documents and are believed to be reliable.

•

MIM data have not been verified against original documents and there is some risk involved with using those data. AMEC compared those data to nearby Placer data and found that the MIM holes indicated mineralized zones with very similar tenors and thicknesses as the Placer and Rosario data. The risk involved with using the MIM data is considered acceptable.

•	Placer data have been verified against original documents and are believed to be reliable.

PVDC further reviewed the historical drill hole data prior to updating the 2007 resource estimate (see Section 12).

PVDC DRILLING

2006

PVDC completed 10,015 m of core drilling in 53 holes during 2006. The drilling was a part of the resource confirmation program conducted by the Barrick Geological Team. Six holes totalling 1,506 m were drilled to identify mineralization along high grade trends and potential mineralization with high priority targets near the pits. Forty-two holes (7,293 m) tested open mineralization along pit edges to define inferred resources along the pit edges, and five holes totalling 1,216 m were drilled to test the pit bottom.

The drilling was completed using thin-walled NQ rods that produce NTW (57 mm) core. Some holes were started on PQ and some holes were reduced to 42 mm. All the core holes drilled by Barrick were angle holes, allowing for a better representation of the vertical sulphide veining.

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Drill pads were marked with wooden pegs after using GPS to find the pre-selected locations. In areas where the GPS signal was weak, the Rosario bench map and IKONOS satellite images were used. Holes were aligned using foresight and backsight pegs.

Two or three downhole surveys were completed in all drill holes using a Sperry-Sun single-shot survey camera. Surveys were spaced every 60 m to 75 m and deviation of the drill holes was minimal. Azimuth readings were corrected to true north by subtracting 10o. After completion, a wooden post marked with the drill hole number was placed in the collar of every hole. Final drill hole locations were then surveyed in UTM coordinates by a professional surveyor, translated into the mine coordinate system (truncated UTM), and entered into the drill hole database.

2007

Exploration drilling undertaken during 2007, post-dating the Barrick FSU exploration programs, concentrated on exploration drilling near the pits, condemnation drilling in the proposed plant area, and exploration drilling in outer targets. A total of 67,127 m of drilling was completed resulting in the discovery of new deeper mineralization on the east side of Monte Negro and additional mineralization in the west part of the Moore pit.

2008

During 2008, PVDC completed 121 diamond drill holes for 28,067 m. The programs included definition drilling on open mineralization at Monte Negro North, definition drilling between the Moore and Monte Negro pits, and geotechnical drilling to define pit slope parameters. In addition, 19 diamond drill holes for 3,366 m were drilled into the limestone areas to assist in the definition of limestone quality for construction and processing purposes.

2009

No PVDC drilling was undertaken in 2009.

2010

In 2010, PVDC undertook a close-spaced RC grade control drilling program for Phase 1 pit shells in the Moore and Monte Negro pits. This drilling comprised 1,120 holes for 38,485 m in the Monte Negro pit and 593 holes for 22,026 m in the Moore pit. In-fill RC drilling of 33 holes for 5,306 m was also carried out within the limestone resource areas.

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2011

PVDC continued close-spaced RC grade control drilling program for Phase 1 pit shells in the Moore and Monte Negro pits. A total of 22,876 m were completed in 2011.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

Much of the following description of sample preparation, analyses, and security is taken from Barrick’s 2007 FSU.

SAMPLING STRATEGY

PRE-PLACER DRILLING PROGRAMS

No information is available concerning the sampling strategies used by Rosario during its drilling programs. The record indicates that Rosario generally sampled core on two metre intervals with some samples based on lithology. RC holes were generally sampled on two metre intervals.

The GENEL JV sampled on two metre intervals. The core was split into thirds and one-third was used for the analytical sample. The remainder could be archived or split again for metallurgical testwork.

From the records, it appears that MIM samples were collected on two metre intervals with adjustments for lithological boundaries. There is no documentation of the approach.

Averaged sample intervals for the different drilling campaigns are summarized in Table 11-1.

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TABLE 11-1 SAMPLE INTERVAL DATA FOR ROSARIO, GENEL JV

AND MIM DRILL HOLES

Barrick Gold Corporation—Pueblo Viejo Project

Drill Hole Series	Company	Avg. Sample Interval (m)	Min Sample Interval (m)	Max Sample Interval (m)	No. Samples Taken	Avg. Au Grade (g/t)
R	Rosario	2.18	0.20	4.60	1,489	2.49
RS	Rosario	1.99	1.00	6.00	9,959	1.79
RC	Rosario	2.00	1.00	2.00	5,003	1.77
DDH	Rosario	2.20	0.08	14.41	8,910	2.02
GEN	GENEL JV	2.00	1.40	2.30	520	2.51
MIM	MIM	1.97	0.20	8.00	2,309	2.21

PLACER DIAMOND DRILLING

Placer sample intervals were normally two metres, but were shortened at lithological, structural, or major alteration contacts. Prior to marking the sample intervals, geotechnicians photographed and geotechnically logged the core, then a geologist quick-logged the core, marking all the geological contacts. Geotechnicians then marked the sample intervals and assigned sample numbers. After the sample intervals were marked, the geologist logged the core in detail and the core was sent for sampling where it was cut into halves using a core saw.

PVDC DIAMOND DRILLING

PVDC adopted Placer’s core sampling procedures as described above, with the exception that three metre samples are used in non-mineralized zones.

SAMPLE PREPARATION, ANALYSES, AND SECURITY

ROSARIO

Samples were analyzed by fire assay for gold and silver, by LECO combustion furnace for carbon, and sulphur and by atomic absorption (AAS) for copper and zinc. No details are available on crush sizes, sub-sample sizes, or final pulp sample weights used during sample preparation. It was reported in a feasibility study undertaken for Rosario by Stone & Webster International Projects Corporation in 1992 (Stone & Webster, 1992) that the analytical procedures used up to that time were of industry standard.

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For the sulphide drilling program that started in 1984, two assay laboratories were present at site, a mainline laboratory responsible for gold, silver, copper, zinc, and iron analyses and a sulphide laboratory responsible for carbon and sulphur analyses. Sample preparation methods are not documented for this period.

Security of the samples after removal from the hole is not documented.

GENEL JV

It is inferred from discussions in GENEL JV documents, that samples were prepared on site by GENEL JV personnel. A one-third split of the core was crushed to minus 10 mesh, homogenized by passing through a Gilson splitter three times and sub-sampled to about 400 g using a Gilson splitter. The sub-sample was packaged and sent to Chemex Laboratories Ltd. in Vancouver, BC, Canada (Chemex) where presumably the final pulverization was undertaken. In GENEL JV documents, the final pulp grain size is not stated.

Samples were assayed at Chemex for gold, silver, zinc, copper, sulphur, and carbon. The procedures are not stated in GENEL JV documentation. A 32-element ICP analysis (G-32 ICP) was performed on each sample.

Security measures utilized by the GENEL JV are not documented.

MIM

No details are available on the sample preparation, analytical procedures, or security measures for the MIM samples.

Core from Rosario, MIM, and GENEL JV drilling was previously stored in inadequate storage facilities, which led to severe oxidation of the remaining core rendering it of limited value.

PLACER

During the 2002 and 2004 programs, drill core was cut in half with a diamond blade saw at site. The second half of the 2002 core was consumed in metallurgical testwork. The

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archived half of 2004 core was stored on site for future reference in suitable storage conditions. The other half was placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag (zap-strap). The manager of the drilling company drove the samples from the site to the airport unaccompanied by a Placer employee. The core samples were sent to Vancouver using airfreight and were received by ALS Chemex Labs Ltd. (ALS). No record was kept of the state of the security tags when logged into ALS.

The samples were prepared by marking all bags with a bar code, drying and weighing the sample, crushing the entire sample to greater than 70% passing 2 mm (10 mesh), and splitting off 250 g. The split was pulverized to better than 85% passing 75 µm (200 mesh) and was used for analysis. The remaining sample was stored at ALS in Aldergrove, BC, Canada.

Samples were assayed for gold, silver, copper, zinc, carbon, sulphur, and iron using the analytical techniques listed in Table 11-2. In addition to these elements, multi-element analysis was performed on 80 samples from drill hole PD02-003 using ALS’s ME-MS61 procedure. In 2004, every other sample from all drill holes was also analyzed using the ME-MS41 procedure.

All drill core samples from the Placer drilling programs were analyzed for total carbon by ALS’s C IR07 LECO furnace procedure. To ensure that the total carbon values represented organic carbon, a suite of 114 samples were reanalyzed by the C-IR6 procedure which removes all inorganic carbonate by leaching the sample prior to LECO analysis. The sample suite represented all of the lithologies found in the deposit area. All exhibited advanced argillic alteration or silicification of varying intensities. The results showed that the total carbon analysis was representative of organic carbon in samples with advanced argillic alteration or silicification.

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TABLE 11-2 ALS ANALYTICAL PROTOCOLS FOR PLACER

SAMPLES

Barrick Gold Corporation – Pueblo Viejo Project

Element	ALS Chemex Method Code	Description	Range
Au	Au-GRA21	30 g fire-assay, gravimetric finish	0.05-1,000 ppm

Ag	Ag-GRA21	30 g fire-assay, gravimetric finish	5-3,500 ppm

Cu	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%

Zn	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%

C	C-IR07	Total Carbon, LECO furnace	0.01-50%

S	S-IR07	Total Sulphur, LECO furnace	0.01-50%

Fe	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%

PVDC

PVDC drill core is cut in half with a diamond blade saw at site. The entire second half of core is kept for records and future metallurgical testwork. The archived half of the core is stored on site for future reference in suitable storage conditions. The sampled half is placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag.

Core samples from 2006 and early 2007 were shipped directly to ALS (ISO 9001, ISO/IEC 17025). PVDC requested fire assay (FA) with atomic absorption (AA) finish for gold and silver on 30 g aliquots and gravimetric finishes (GR) for all assays exceeding 10 g/t Au. A 32-element ICP analysis was done on all samples. All of the LECO furnace assays for 2006 and 2007 were done at Acme Analytical Laboratories Ltd., Vancouver (ACME) (ISO 9001). PVDC switched to ACME in February 2007. In 2007, PVDC changed the crushing specification from at least 70% passing 10 mesh to 80% passing 10 mesh and also modified the analytical protocols. The gold fire assay aliquot was increased to 50 g and ICP was used for silver, copper, and zinc. Silver values over 50 ppm were reanalyzed using FA-GR and copper and zinc values over 10,000 ppm were reanalyzed using a total digestion method.

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ACME set up a sample preparation facility at the Pueblo Viejo site in 2007. RPA previously visited the ACME facility while at the site and found it was clean, organized, and professionally operated. Since mid-2010, PVDC has been preparing the sub-samples on-site and sending the pulverized samples to commercial laboratories: ACME in Santiago, Chile, and ALS in Lima, Peru. Construction of the on-site laboratory is expected to be completed in late 2011.

Figure 11-1 shows PVDC’s on-site sample preparation flow sheet. In RPA’s opinion, sampling by Placer and PVDC has been performed appropriately for the style of mineralization present at Pueblo Viejo. Sampling of the pre-Placer samples may have been adequate, but there is little in the way of documentation to confirm this. Sample preparation for the Rosario and MIM samples has not been documented.

PVDC currently requests gold assays by FA with AA on 30 g aliquots and gravimetric finishes for all assays exceeding 10 g/t Au. Silver and zinc values are analyzed using aqua regia digestion method and AA finish. A 35-element inductively coupled plasma atomic emission spectroscopy (ICP-AES) analysis is done on all samples. Sulphur and carbon are assayed by LECO furnace.

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FIGURE 11-1 PVDC SAMPLE PREPARATION PROCEDURE

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QUALITY ASSURANCE AND QUALITY CONTROL

Quality assurance and quality control (QA/QC) procedures have varied significantly during the work history at Pueblo Viejo. AMEC (2005) found the QA/QC data pertaining to all the historical (pre-2005) drilling programs, except GENEL JV, to be inadequate for proper validation of the assay results. Placer data from 2002 to 2004 was found to be adequate, but improved QA/QC protocols would benefit future drill programs.

ROSARIO

The number of check assays completed for the Rosario drill holes is limited but provides a level of confidence for specific drill holes. In general, Rosario did not insert duplicates, blanks and standards, however, they did send replicates in 1978 and 1985 to outside laboratories.

In 1978, Rosario sent 1,586 replicate samples from ten drill holes to Union Assay Laboratory in Salt Lake City, Utah. The gold check assays exhibited substantial scatter, including several obvious outliers. Some of the scatter may have been due to sample swaps, but most of it was unexplained. There was a small bias just outside a reasonable acceptance limit of 5%. Overall, excluding obvious outliers, the data corresponded reasonably well. The silver data was similar to the gold data in the significant amount of scatter and the large number of outliers. There was a small (5%) bias between the laboratories. Copper exhibited a small amount of scatter and no appreciable bias between the laboratories. Zinc exhibited more scatter than copper but less than gold and silver, although some of the outliers appeared to be sample swaps. There was about a 7% bias between the laboratories (direction of bias not stated).

In 1985, Rosario sent samples to three laboratories for gold, silver, carbon, and sulphur assay validation including:

•	392 samples sent to the Colorado School of Mines Research Institute (CSMRI) for check assaying of the Au and Ag values in three batches.

•	236 samples sent to Hazen Laboratories.

•	154 samples sent to AMAX Research and Development Laboratory for sulphur and carbon analysis. Results for these checks have not been located.

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AMEC (2005) reviewed the CSMRI check and reported that gold results generally corresponded well, but there were a number of outliers, possibly caused by sample swaps. The same conclusions were drawn for silver. AMEC also noted that there was a small bias between the two laboratories of about 7% (direction of bias not stated).

GENEL

The GENEL JV used a combination of duplicate and Standard Reference Materials (SRMs) to monitor the quality of its assays and a detailed review of the results found that the relative error of the 171 duplicates at the 90th percentile was 14%, which is very good precision for gold mineralization, and that the standard results were generally within acceptable limits (AMEC, 2005). However, the standard dataset includes many results that exceed the accepted limits and it is not known if these samples were reassayed.

MIM

The MIM samples have no known QA/QC data.

PLACER

In 2002, Placer inserted SRMs as every 20th sample to the primary laboratory, ALS. The SRMs where commercially purchased for gold only and corresponded to the average grade and cut-off grade at the time. Plots of gold versus batch number showed that the majority of the SRMs returned values within two standard deviations of their established means.

In 2004, Placer began inserting one blank (barren limestone) in addition to one SRM with every batch of 20 samples. All of these standards and the blank were assayed for Au, Ag, C, S, Cu, Fe, and Zn and provide a basis to evaluate the performance of those elements. AMEC calculated best values for all of the elements in each sample based on the results from ALS. Gold was the only certified value, and the best values calculated from the ALS data were indistinguishable from the certified values indicating that ALS generally performed well. The blank data (380 analyses) generally showed blank values except for ten anomalous of these samples which were inadvertently switched for SRMs.

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Placer also monitored the ALS internal quality control results for its blanks, duplicates, and SRMs. As well, Placer sent approximately ten sample pulps from every drill hole, resulting in 187 samples, or 13% of the total samples, from the 2002 drill program, to ACME. An additional 247 sample pulps were shipped during the 2004 drilling program and were analyzed for gold only. SRMs were not inserted into the external check pulp shipments. Results for gold, copper, and zinc indicated no significant biases between the two laboratories. The ALS Chemex silver assays, however, averaged approximately 12% lower than ACME.

ALS QUALITY CONTROL

ALS conducted analytical quality control in its laboratory by inserting blanks, standards, and duplicates into every sample run, results being reviewed by laboratory staff.

PVDC

PVDC inserted two blanks, two standards (commercial and custom), and two core duplicates into each batch of 75 samples sent to ALS. From February 2007 onwards, PVDC inserted two blanks, two to three standards (commercial and custom), two core duplicates, two coarse duplicates, and seven cleaning blanks into each batch of 76 samples prepared on the site and sent to ACME. Since August 1, 2007, PVDC began sending 5% of the pulps to a secondary laboratory (SGS in Peru) and, as of January 2008, was still working towards getting external check assays for 5% of all of its samples. The ACME on-site preparation facility carried out regular granulometric control tests on approximately three percent of the crushed and pulverized material. The results were monitored by ACME and PVDC personnel.

From July 2006 to August 2007, PVDC sent 29,977 samples and 2,997 control samples, or 10%, to ALS and ACME. The control samples included 958 blanks, 960 core duplicates, and 1,079 SRMs. The blank results show a significant reduction in failures in February 2007, coincident with the changeover to ACME. The scatter plots compiled by PVDC indicate fairly poor precision for core duplicates, probably in the ±30% to ±40% range for assays in the 2 g/t Au to 4 g/t Au range. Scatter plots for the duplicates were also compiled on a monthly basis and some months exhibit significantly more scatter than others, suggesting that some parts of the deposit, such as the Stage III veined areas, have much higher nugget effects than other parts.

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PVDC made five custom SRMs, averaging approximately 1 g/t Au to 10 g/t Au, from Pueblo Viejo mineralization. PVDC also inserted five commercial SRMs in 2006. Surprisingly, the commercial SRMs had much higher failure rates, in the 5% to 10% range, compared with the in-house standards with failure rates of generally less than 1% to 2%. No gold assaying bias is evident from any of the standard quality control charts.

Monitoring is completed on a batch by batch basis. For check samples that fell outside of the established control limits, PVDC examined the cause and, if found not to be the result of a sample number switch, the relevant batch was re-assayed. Corrective actions taken by PVDC are detailed in its in-house resource database and reports.

A PDVC internal quarterly report details the QA/QC results of the check samples for January to August 2010 on the RC grade control drilling currently underway. A total of 32,437 samples were dispatched in 560 shipments including 2,161 SRMs (6.7%), 2,161 blanks (6.7%), and 2,166 field duplicates (6.7%). Samples were sent to ACME from January to May and to ALS from June to August. Nine SRMs were available for insertion into the sample stream. Monitoring of the results required reanalysis of 136 groups of samples. Selected control charts for the SRMs are shown in Figure 11-2. Control Charts for the blanks and field duplicates are shown in Figures 11-3 and 11-4.

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FIGURE 11-2 STANDARD REFERENCE MATERIAL CHARTS

ACME

Standards by Sequence : PV-11 : Au_AU_PPM_ppm_BESTGN
STANDARD : PV-11
Assay Value
SENDDATE
Expected Value
1SD
2SD
3SD
Warning
Threshold
Error
Warning
Normal

Standards by Sequence : PV-11 : Au_AU_PPM_ppm_BESTGN
STANDARD : PV-11
Assay Value
SENDDATE
Expected Value
1SD
2SD
3SD
Warning
Threshold
Error
Warning
Normal

ALS

Standards by Sequence : PV-16 : Au_AU_PPM_ppm_BESTGN
STANDARD : PV-16
Assay Value
SENDDATE
Expected Value
1SD
2SD
3SD
Warning
Threshold
Error
Warning
Normal

ACME

Standards by Sequence : PV-16 : Au_AU_PPM_ppm_BESTGN
STANDARD : PV-16
Assay Value
SENDDATE
Expected Value
1SD
2SD
3SD
Warning
Threshold
Error
Warning
Normal

ACME

Standards by Sequence : PV-19 : Au_AU_PPM_ppm_BESTGN
STANDARD : PV-19
Assay Value
SENDDATE
Expected Value
1SD
2SD
3SD
Warning
Threshold
Error
Warning
Normal

ALS

Standards by Sequence : PV-19 : Au_AU_PPM_ppm_BESTGN
STANDARD : PV-19
Assay Value
SENDDATE
Expected Value
1SD
2SD
3SD
Warning
Threshold
Error
Warning
Normal

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FIGURE 11-3 FIELD DUPLICATE CHARTS

ACME

ALS

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FIGURE 11-4 BLANK SAMPLE CHARTS

ACME

ALS

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RPA SUMMARY AND COMMENTS

QA/QC procedures have varied significantly during the history of work at Pueblo Viejo. During the time of Rosario’s operation, QA/QC consisted of two batches of check assays sent to a second laboratory without duplicate, blank, or standard samples. Although the QA/QC was sub-standard relative to current industry practice, it must be viewed in its historical context and check assaying was the industry standard for QA/QC at that time.

MIM sample data lack any QA/QC validation. The quality of those data is indeterminate. There is no reason to believe that there are any problems with those data, but the quality cannot be directly evaluated. Comparison of the tenor and thickness of mineralized zones defined by the MIM data with tenor and thickness of mineralized zones defined by the Placer and GENEL JV indicate that the grades are similar.

Placer relied on two standards and check assaying for QA/QC. No duplicate samples were analyzed and the check analysis program included no certified reference materials or blank samples. RPA considers Placer assay data to meet a minimum standard to include in resource model and estimates.

In RPA’s opinion, the QA/QC results from PVDC are acceptable and have shown that sample preparation carried out by PVDC and assaying completed by the commercial laboratories are suitable for resource estimate purposes. RPA is also of the opinion that sample security is adequate and meets industry standards.

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12 DATA VERIFICATION

Much of the following description of data verification is taken from Barrick’s 2007 FSU with additional material from AMC’s 2011 Technical Report.

PRE-PLACER DATA

American Mine Services (AMS), as part of the 1992 Stone & Webster (1992) study, developed a computer database consisting of drill hole collar locations, assays and assay intervals, and geological data. The AMS database formed the foundation of the database provided to GENEL JV and MIM in 1995 and subsequently acquired by Placer. Placer compared the GENEL JV database with that provided by Rosario and confirmed that only minor changes had been made since AMS’s validation exercise. The changes were corrected based on original Rosario assay sheets and drill logs at the Pueblo Viejo site.

Placer compared drill locations and assay grades to original paper plans and sections at the mine site. Drill hole collar maps were plotted using the computer database and compared against hand-drawn maps and typewritten drill hole collar reports. A complete description of the validation work is contained in Placer (2003).

For the MIM drill holes, original drill logs or assay certificates are not available for validation. Assay data for MIM drill holes was received electronically. For the GENEL JV drill holes, the original assay certificates, which were used to validate the assay database and copies of drill logs, were printed from an MS Excel database. These were entered from the original logs, which have been lost. Survey notes are not available to validate the GENEL JV collar data. Placer checked 8% of the Rosario samples, 64% of the GENEL JV samples, none of the MIM samples, and 0.8% of its own samples and found very few data entry errors.

DRILL HOLE PSEUDO PAIRINGS

Rosario “pseudo” twin assay pair testing was completed by AMEC (2005). The test compared results of nearby holes by searching for Rosario samples near Placer drill holes (2002 and 2004 drilling programs) and also using earlier drilling by GENEL JV. Assays from Placer and GENEL JV drilling were paired with assays from Rosario drilling

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using different search radii and AMEC constructed declustered QQ plots and confirmed conclusions by Placer. The work generally showed that Rosario drilling was reliable, although biases where noted at grades higher than 6 g/t Au and below 2 g/t Au (Figure 12-1).

FIGURE 12-1 AMEC DRILL HOLE COMPARISON

Placer Dome Drilling Versus Rosario Drilling

10m Search Criteria

Moore Deposit

HISTORICAL TWINNED HOLE COMPARISONS

As part of the 1986 Feasibility Study, Fluor (1986) undertook “twinned” hole comparison, looking at closely spaced drill holes applying a metal accumulation (grade x interval thickness) approach. Fluor concluded that there was no significant gold, silver, and zinc biases and that “carbon assays were consistently lower by 7% and zinc assays were lower on average by 36% than the original hole”. One hole, RS-40, was removed from the resource estimation database because it appeared to have been drilled down a near-vertical mineralized structure.

AMEC (2005) compiled a list of “twinned” holes (Table 12-1) and found that the wide divergence in “twinned” hole behaviour allowed no simple conclusions to be drawn. AMEC also observed that there was a tendency for RC holes to return somewhat higher

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grades and metal contents than core holes, due possibly in part to localized, downhole contamination in the RC holes; and that there appeared to be zones within the Pueblo Viejo deposits where the grades were extremely erratic and holes separated by only a few metres returned very different results. AMEC concluded that this probably explained many of the differences observed between twin holes. RPA notes that the 39 “twinned” holes in Table 12-1 represent pairs of holes with collars that are located within approximately one metre to ten metres. Normally, twinned holes are drilled to compare the reliability of different sample media and diamond drill holes are used to validate RC holes.

The types of “twin” hole pairs are summarized in Table 12-2. There are 26 pairs of holes that are of the same type, including eighteen rotary air blast (RAB) pairs, five diamond drill hole pairs, and three RC pairs. These 26 pairs are useful for investigating short-range variability, which is reported to be high locally (AMEC, 2005). Some of these same type drill hole pairs may have been a second test of holes with unusually high or low values. These 26 pairs cannot be used to validate the results from specific historical drilling programs.

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TABLE 12-1 TWIN HOLE DATA IN AMEC (2005)

Barrick Gold Corporation – Pueblo Viejo Project

Hole-ID	Easting	Northing	Elevation	Length
AH367	73626.00	96332.70	472.40	34
AH533	75615.30	95618.90	311.70	16
DDH131	75756	94552	214.5	38.2
DDH161	76159.75	94600.34	348.61	232.5
DDH162	76000.00	95302.20	338.39	242
DDH218	74992.03	95750.3	381.28	108
DDH219	74881.52	95808.29	363.06	116.1
DDH258	74312.19	95613.00	303.35	89.6
DDH259	75836.23	95092.43	310.96	187.85
GEN_MDD2	75871.76	94400.91	219.52	132.2
GEN_MNDD1	75210.71	95175.38	262.67	27.4
GEN_MNDD4	75151.64	95600.18	318.77	140.2
GT04-10	76251.35	94657.25	344.92	126.49
MIM_MN007	75175.61	95713.38	351.77	50.3
MIM_MO007	76006.03	94476.26	245.14	200.15
MIM_MO015	75903.42	94702.51	258.41	150
R117	76674.50	94570.10	328.70	18
R17	75992	94298	243.5	98.3
R29	75860.00	94455.60	226.60	18.3
R42	76233	95003	332.8	77.7
R60	75856.00	94782.00	258.00	75.4
R70	75852	94832	264.6	91.4
RC14	75043.02	95746.28	380.13	204
RC15	75115.12	95394.38	309.67	114
RC16	75985.15	94802.1	281.68	84
RC16	75985.15	94802.1	281.68	84
RC9	75115.18	95397.14	309.79	208
RS111	74904.55	95592.19	344.56	56
RS131	75290.86	95100.48	251.04	116
RS142	75195.50	95362.30	291.90	150
RS2	76165.87	94596.29	348.84	152
RS3	76169.54	94604.54	349.04	202
RS4	76175.83	94609.45	349.41	72
ST257	75947.72	94360.58	220.18	30
ST329	76252.18	94759.21	337.08	30
ST445	75073.19	95630.21	341.21	10
ST543	74882.45	95652.65	344.62	12
ST569	75633.84	95850.93	338.29	11
ST630	76252.18	94759.21	337.08	60
AH369	73626.10	96332.80	472.40	26
DDH233	75615.32	95618.90	311.73	128.6
RS83	75751.2	94546.53	215.65	174

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Hole-ID	Easting	Northing	Elevation	Length
RS2	76165.87	94596.29	348.84	152
RS11	76000.14	95301.24	329.35	130
RC3	74992.97	95747.84	381.18	210
RS108	74882.88	95808.97	362.81	184
AH395	74314.00	95608.40	304.20	40
RC47	75834.01	95097.23	311.25	112
GEN_MDD2A	75871.76	94400.91	219.52	40
GEN_MNDD1A	75209.46	95175.25	262.41	74.1
GEN_MNDD4A	75151.64	95600.18	318.77	18.3
RC21	76251.48	94647.66	347.44	177
MIM_MN008	75175.61	95713.38	351.77	122
MIM_MO009	76005	94476.3	245.1	200
RC23	75899.97	94700.09	261.05	178
R117B	76675.72	94571.16	329.03	44
RS135	75997.24	94302.59	247.42	200
R30	75860.90	94451.10	226.60	59.4
RS90	76232.8	95005.17	329.34	194
ST562	75856.42	94787.88	258.30	60
RC51	75845.41	94837.84	265.8	164
RS94	75051.03	95752.06	379.84	237.58
RC9	75115.18	95397.14	309.79	208
RC18	75981.53	94808.59	281.36	146
RS40	75984.9	94800.8	288.9	180
RC15	75115.12	95394.38	309.67	114
RS111A	74901.39	95583.09	343.61	140
ST455	75291.20	95104.90	250.00	60
ST183	75196.20	95370.70	291.90	50
RS3	76169.54	94604.54	349.04	202
RS4	76175.83	94609.45	349.41	72
RS5	76184.67	94605.36	349.38	142
ST236	75947.78	94361.00	220.00	30
ST630	76252.18	94759.21	337.08	60
ST445A	75073.19	95630.22	341.21	50
ST543A	74882.45	95652.65	344.62	32
ST578	75633.84	95850.93	338.29	16
ST631	76252.18	94759.21	337.08	50

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TABLE 12-2 TYPES OF DRILL HOLE “TWINS”

Barrick Gold Corporation – Pueblo Viejo Project

Description	Count
DDH versus RAB	6
DDH versus RC	4
RC versus RAB	3
DDH versus DDH	5
RAB versus RAB	18
RC VS RC	3

Total Number of “Twins”	39

Placer (2005) used the average of 17 “twin” holes (Table 12-3), including four pairs that are spaced more than 10 m apart and that are not included in Table 12-3, to conclude that:

the average grades of the twinned hole results compare well, within 10% of each other. There does not appear to be any obvious trends between drilling methods, as many of the different drilling methods compare well.

Placer (2005) excluded two additional twin pairs (RC16-RS40 and DDH259-RC47) because of poor results and did not use RS-40 in its resource estimate. Placer excluded all of the ST series holes due to concerns related to poor sampling techniques and all of the SX holes because they were outside the resource area. Some 58 R-series, 38 RS-series, and 18 DDH-series holes were also excluded due to contamination concerns or because the holes were situated outside the resource area.

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TABLE 12-3 PLACER 2005 “TWIN” HOLES

Barrick Gold Corporation – Pueblo Viejo Project

Hole 1	Hole 2	Distance (m)	Nb Data	Mean 1	Mean 2	Difference	Correlation
DDH 162	RS I I	9.1	21	5.054	5.464	8.1%	-0.003
DDH218	RC3	2.6	46	5.355	7.143	33.4%	0.492
DDH219	RS 108	1.5	28	1.827	1.675	-8.3%	-0.203
RC14	RS94	9.9	79	3.393	3.545	4.5%	0.493
RC9	RC15	2.8	46	2.435	2.163	-11.2%	0.040
RS27	RC20	14.9	22	5.932	6.411	8.1%	0.443
RS62	DDH220	11.3	63	0.780	0.725	-7.1%	0.397
RS75	RC17	17.6	77	4.773	5.288	10.8%	-0.094
RS93	RC13	13.7	62	2.529	3.096	22.4%	0.045
DM-1,161	RS2	7.3	66	1.779	1.854	4.2%	0.553
MIMMN007	M1MMN008	0.0	24	1.149	2.140	86.2%	0.405
MIMM0007	MIMM0009	1.0	100	2.319	2.454	5.8%	0.437
MIMM0015	RC23	5.0	74	3.360	3.061	-8.9%	0.134
R70	RC:51	8.9	33	2.026	1.909	-5.8%	0.139
RC16	RC18	7.4	41	3.212	3.333	3.8%	0.529
RS2	RS3	9.0	67	1.850	2.645	43.0%	-0.052
RS3	RS4	8.0	27	2.284	2.209	-3.3%	-0.337

		TOTAL	876	2.851	3.125	9.60%

RPA is wary of the manner in which twin hole data have been compiled and documented in previous studies. RPA compiled results of six DDHs and three RC holes that twin RAB holes and four DDH that twin RC holes (Table 12-4).

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TABLE 12-4 TWIN HOLE RESULTS

Barrick Gold Corporation – Pueblo Viejo Project

		Hole
Twin	Twin	Separation	From	To	Length	Mean 1	Mean 2	Difference
Hole 1	Hole 2	(m)	(m)	(m)	(m)	(g/t Au)	(g/t Au)	(%)
DDH131	RS83	7.3	18	38	20	4.41	0.21	-95.2
DDH161	RS2	7.3	20	152	132	1.84	1.85	0.5
DDH162	RS11	1.0	0	84	84	6.60	6.12	-7.2
DDH162	RS11	1.0	84	130	46	0.00	1.26	125987.0
DDH219	RS108	1.5	0	58	58	1.81	1.66	-8.3
DDH219	RS108	1.5	58	116	58	0.03	0.05	48.7

			TOTAL		398	2.49	2.31	-7.3%

DDH233	AH533	0.0	0	16	16	0.20	0.94	377.7
DDH258	AH395	4.9	0	40	40	1.23	1.88	53.0

			TOTAL		56	0.93	1.61	72.5

DDH218	RC3	2.6	0	94	94	5.26	7.01	33.4
DDH259	RC47	5.3	0	50	50	0.10	0.03	-67.2
DDH259	RC47	5.3	50	112	62	1.50	3.98	165.2

			TOTAL		206	2.87	4.40	53.2

GT04-10	RC21	9.6	0	54	54	0.34	0.33	-4.2
GT04-10	RC21	9.6	54	126	72	0.83	0.46	-45.2

			TOTAL		126	0.62	0.40	-35.5

MIM_M0015	RC23	4.2	0	150	150	3.36	3.05	-9.2
RC51	R70	8.8	0	92	92	1.81	1.95	7.3
RC16	RS40	1.3	2	84	82	3.21	6.76	110.6
RC14	RS94	9.9	24	110	86	5.14	5.11	-0.7

			TOTAL		168	4.20	5.92	40.8

The RAB holes can be divided into shallow rotary holes (AH, HA, CU, MN, MO, ST, SX, and R-series) and the deeper RS-series rotary holes. The AH-, CU-, HA-, and SX-series holes are less relevant because they were drilled mostly on targets outside the resource area. Only three shallow rotary holes have been twinned and these limited results suggest that the AH-series holes are unreliable as they significantly overstate the grade. The single R-series rotary hole from 0 m to 92 m compares very well with hole RC51, collared 8.8 m away. In general, the four DDH and the single RC hole (excluding RS40) match the RS-series holes reasonably well, with the exception of DDH131-RS83 and the likely contaminated deeper portion of hole RS11 from 84 m to 130 m.

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The results for three out of the four RC holes that were twinned by DDH are very poor. The electronic database only contains core recovery data for the PVDC holes and does not contain any water table information.

Neither Placer nor PVDC twinned any holes, with the exception of GT04-10, which is a low grade geotechnical hold drilled by Placer. All of the twinned hole data except for the MIM hole were generated by Rosario.

RPA is of the opinion that the assay results from some of the Rosario drill holes, either entire holes or portions thereof, may be biased slightly to significantly low or high. This is consistent with the Fluor (1986) observation that poor core recovery did affect gold grades in samples, but in both positive and negative ways, and that in the context of the whole deposit, “statistical noise” was apparent – but the data were not biased.

In RPA’s opinion, there are some data that indicate that some of the Rosario drill holes are unreliable. In general, RPA believes that drill hole data should not be excluded from a resource estimate unless compelling evidence supports doing so. Each hole or interval that is excluded from a resource estimate needs proper justification and should be documented on an individual basis.

VERIFICATION OF PRE-PVDC DATA

PLACER DATA

AMEC compared one in twenty samples in the Placer part of the assay database with original assay certificates and found no errors. Approximately 5% of the Placer assay values in the database were checked against original assay certificates.

DOWNHOLE CONTAMINATION OF RC AND ROTARY HOLES

AMEC investigated the possibility of downhole contamination in the RC portion of the drilling at Pueblo Viejo. AMEC’s review focused on the two specific downhole contamination problems that can occur in RC drilling: cyclicity and decay. Cyclicity is the tendency of metal to concentrate at the bottom of holes during pauses in drilling, which typically occurs when rods are changed but can happen at any time during the drilling process. Collapse of unstable zones in RC holes tends to occur when drilling is stopped.

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Decay is the tendency of material from soft, gold-bearing zones to travel down hole, contaminating samples from less mineralized material. This usually is expressed as a gradual diminishing of values down hole. This feature can also occur naturally due to halos of low grade material around high grade material. Typically, cyclicity and decay are linked. Gold grades can be enhanced by both factors.

AMEC investigated the possibility of downhole contamination in nine Rosario RC holes (RC-series), 16 Rosario rotary holes (RS-series), and 34 other Rosario rotary holes (ST-series). It concluded that the 59 holes investigated showed greater or lesser degrees of possible downhole contamination. However, with the exception of the ST series holes, contamination was not believed to be a widespread problem.

GOLD GRADE DISTRIBUTION COMPARISONS

Barrick used gold grade histograms of the historical drilling campaigns, each compared to a histogram of gold assays from all drilling, to identify those campaigns with unacceptable gold grade biases. The comparisons were broken out by company and drilling type. Only the drill holes used for the resource estimate were considered.

The histograms show that the diamond core drilling from all campaigns except PVDC compare well with the global distribution. The PVDC drilling was targeted at the periphery of the existing mineralization so that overall lower grades would be expected (Figure 12-2). The RC and rotary drilling compare well also, with the exception of the Placer rotary holes (Figure 12-3) which are biased high and were possibly preferentially drilled in shallow high grade areas to better delineate early production. The information from these holes should have been removed from the database, but this does not constitute a material issue to the Project.

CROSS SECTIONAL REVIEW OF MIM, ROSARIO, AND PLACER DRILLING

Barrick reviewed the assays from cross sections on the computer screen and assessed the similarity of the MIM, GENEL JV, Rosario, and Placer drilling in both the Moore and Monte Negro deposits. In general, there is close agreement of the orientation, tenor, and thickness of mineralization between drilling campaigns in both deposits where MIM, GENEL JV, Rosario, and Placer drill holes cross.

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FIGURE 12-2 FREQUENCY DISTRIBUTION OF GOLD BY DRILLING

CAMPAIGN: ALL DRILL HOLES VS. PVDC DRILL HOLES

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FIGURE 12-3 FREQUENCY DISTRIBUTION OF GOLD BY DRILLING

CAMPAIGN: ALL DRILL HOLES VS. PLACER ROTARY HOLES

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DRILL HOLE DATABASE VALIDATION

The Pueblo Viejo resource database is regularly validated by mine staff using mining software validation routines and by regularly checking the drill hole data on-screen visually. Barrick also runs a number of MS Access queries to validate the database (Métail, 2007).

SUMMARY

Extensive evaluations of the possible bias introduced by various drilling procedures have been by Fluor, Placer, and AMEC and, more recently, by PVDC. AMC and RPA have also undertaken checks of database information against original data, and visually reviewed cross-sectional plots of drilling information.

The Rosario core, RC, and some rotary data are generally reliable but may be locally inaccurate. Those data that are considered to be of questionable validity have not been used in PVDC resource estimates. Most of the shallow Rosario drill holes were drilled in oxide areas now mined out and have virtually no influence on sulphide mineral resource estimates.

GENEL JV and Placer data have been verified and are considered reliable.

A portion of the PVDC data has been reviewed by AMC and RPA and is considered to be satisfactory.

Based on our past evaluations and our current review, it is RPA’s opinion that the data are acceptable for the purposes of overall resource and reserve estimation and economic assessments. Some of the data may result in minor inaccuracies in local estimates.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

The following description of mineral processing and metallurgical testing is largely taken from Barrick’s 2007 FSU.

INTRODUCTION

The Pueblo Viejo Mine consists of two open pits: Moore and Monte Negro. The ore from these two deposits is refractory and consists primarily of gold and silver intimately associated with pyrite that occurs as encapsulated submicron particles and in solid solution. As a result, there is a requirement to chemically break down the pyrite to recover the precious metals. In addition, there are cyanide consuming minerals and preg-robbing carbonaceous material in some of the ores. Pyrite and sphalerite are the two main sulphide minerals, both occurring in veins and disseminated within the host rock.

Using lithological and mineralization criteria, five metallurgical ore types have been defined, including two at Moore and three at Monte Negro. The main criterion used to define metallurgical domains was carbon content, i.e., separating carbonaceous rocks from lower carbon-content rocks in each deposit. Table 13-1 summarizes the metallurgical ore types.

The metallurgical ore types are based on an arbitrary boundary between the Moore and Monte Negro deposits. Although Barrick has now built a continuous lithology model that incorporates both deposits, this boundary is a carry-over from Placer work, which had separate geology interpretations for each deposit.

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TABLE 13-1 METALLURGICAL BLOCK MODEL CODES Barrick Gold Corporation – Pueblo Viejo Project
Text Code	Ore Type	Preg- robbing	Description

MO-BSD	Moore Black Sediment	Moderate	Fine interbeds of carbonaceous shale and siltstone. Bedding is sub-horizontal and is intersected by vertical sulphide veins. It is a main lithology and exposed within the Moore pit.

MO-VCL	Moore Volcaniclastic	No	A group of volcanic (andesitic) lithology units in the Moore pit. Units include massive and fragmental volcanic flows as well as sedimentary units composed primarily of volcanic material. These units typically have lower organic carbon content.

MN-BSD	Monte Negro Black Sediment	Moderate	Interbeds of carbonaceous shale, siltstone, and volcanic flows. Beds are up to three metres thick and have a shallow dip to the south. The carbonaceous beds are similar to MO-BSD and comprise more than 50% of MN-BSD. The unit is exposed in the eastern half of the Monte Negro pit.

MN-VCL	Monte Negro Volcaniclastic	Weak	Similar to MN-BSD except that the unit is less than 30% carbonaceous beds. It is exposed in the western half of the Monte Negro pit.

MN-SP	Monte Negro Spilite	No	Volcanic spilite (andesite) flows are found at depth. It is currently exposed only at the north end of the Monte Negro pit.

GOLD DEPORTMENT

In addition to the mineralogical examinations used to identify gold association in the various types of mineralization reported in Section 7 of this report, diagnostic leach procedures were also used. Test results showed that approximately 55% to 70% of the gold is encapsulated in sulphide minerals and is not recoverable by cyanide leaching without prior destruction of the sulphide matrix. For the two black sedimentary ore types, MO-BSD and MN-BSD, 19% to 29% of the gold in the ore was preg-robbed by gold adsorption onto organic carbon.

For MO-VCL, MN-SP, and MN-VCL ore types, 6% to 9% of the gold was also preg-robbed. This may be caused by gold adsorption onto sulphide minerals as these ore types contain very little organic carbon. Laboratory tests have demonstrated that the

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preg-robbing ability of the ore is reduced after the ore is oxidized in an autoclave. At a grind size of 80% passing 150 µm, less than 2% of the gold in the ore was locked up in the silicate gangue minerals.

Metallurgical testwork indicated that pressure oxidation (POX) of the whole ore followed by CIL cyanidation of the autoclave product will recover 88% to 95% (average 91.6%) of the gold and 86% to 89% (average 87%) of the silver.

VARIATION IN SULPHUR GRADE

The efficient and trouble free operation of the POX circuit relies heavily on maintaining relatively constant sulphur content in the autoclave feed. If the variability of the sulphur grade in the short-term is significant, it may be necessary to blend ores with different sulphur content in the mine. For this reason, the short-term variability in the sulphur content of the ore was assessed extensively in 2004. Block models for sulphur grade were developed on a block size of 50 m x 50 m x 10 m containing roughly 70,000 tonnes of ore. The result of this exercise showed that there is a wide variation in the sulphur content of the ore as the blocks are mined sequentially. The variation in sulphur grade ranges from 3% to 20% and generally between 5% and 10%.

Blending is necessary to maintain a relatively constant sulphur grade to the autoclave feed. Blending will be practiced by the mine through mine planning and blending of ores prior to crushing. In the mill, some blending will occur as a result of the surge capacity provided for the autoclave feed. Although there will still be variation in the sulphur grade, this variation will not happen abruptly, but rather in a slow and controlled predictive manner. Therefore, adjustment in process conditions to suit the sulphur content of the feed can be anticipated.

RELATIONSHIP BETWEEN GOLD AND SULPHUR GRADES

There appears to be a relationship between the gold and sulphur grades. Placer (2004) showed that the relationship could be described by the regression equation:

% S = 6.330 x Gold Grade (g/t) 0.121

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The relationship between sulphur grade and gold grade is illustrated in Figure 13-1, while the relationship between the gold to sulphur ratio and gold grade is given in Figure 13-2.

Based on these relationships, Placer concluded:

•	For a fixed sulphur throughput, revenue can be increased by mining to an elevated cut-off grade during the early years of operation; and

•

Pre-concentration of the lower grade ore (1 g/t to 2 g/t gold) and treating the pyrite concentrate product in the autoclave circuit will not be economically viable because of the very high sulphur to gold ratio.

FIGURE 13-1 RELATIONSHIP BETWEEN SULPHUR AND GOLD GRADES

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FIGURE 13-2 RELATIONSHIP BETWEEN GOLD TO SULPHUR RATIO AND GOLD GRADE

METALLURGICAL STUDIES PRE-PLACER (BEFORE 2003)

The metallurgical history of the Project has been summarized by Pincock Allen & Holt (PAH) in 2002. Table 13-2 is duplicated from PAH (2002) and summarizes the efforts made to develop an economic processing concept for Pueblo Viejo.

The PAH table shows that aggressive and expensive sulphide ore pre-treatment routes, such as roasting or POX, were required prior to cyanidation to achieve gold recoveries to bullion in excess of 80%.

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TABLE 13-2 SUMMARY OF METALLURGICAL TEST PROGRAMS Barrick Gold Corporation – Pueblo Viejo Project
			Indicated Recoveries (%)
Entity	Years	Processes Examined	Au	Zn	Ag
Lakefield Research	1973- 1993	Differential floatation of pyrite and zinc concentrates; roasting of pyrite concentrates; cyanidation; CCD; MC	80	80	30
Hazen Research	1977- 1981	Flotation; roasting; cyanidation; pressure oxidation	70	69	70
Fluor (Pre-feasibility) (four alternatives)	1983

Bulk flotation; bulk concentrate roasting; sulphuric acid; CCD, MC

Bulk flotation; autoclave bulk concentrate, CCD, MC

Bulk flotation; partial bulk concentrate roasting-autoclave; CCD, MC

Bulk flotation concentrate

			75 84 80 88	0 0 0 N/A	33 80 80 80
Amax Extractive Research & Development	1984- 1986	Whole ore roasting; sulphuric acid production; CIL; MC	82.5	0	26
Fluor (Feasibility)	1988	Whole ore roasting; sulphuric acid production; CIL; MC	82.5	0	26
Stone & Webster/AMS (Pre-feasibility)	1992	Whole ore roasting; SO2 neutralization; CIL; MC	82.5	0	26
Davy International (Feasibility) (two alternatives)	1993	Whole ore roasting (Lurgi and Fuller methods); SO2 neutralization; CIL; MC Bulk flotation; fine grinding/cyanidation of concentrate; zinc flotation; CIL; MC	83 64	0 [1]	35 50
MIM Holdings	1995- 1997	Fine grinding, Albion Process N/A	N/A	N/A	N/A
GENEL JV	1996- 1997	Bio-oxidation of bulk sulphide concentrate; CIL; MC	N/A	N/A	N/A
Resource Development Inc. (RDI) Flow Sheet 1) [2]	2001	Zinc flotation; fine grinding of zinc cleaner tailings; cyanide leaching of zinc cleaner tailings and rougher tailings; CIL; MC	55	80	55
Resource Development Inc. (RDI) Flow Sheet 4) [2]	2001	Zinc flotation; fine grinding of zinc cleaner tailings; bio-oxidation and cyanidation leaching of zinc cleaner tailings and rougher tailings; CIL; MC	70	80	70

Notes:

[1]	Not quantified in the report.
[2]	Recoveries shown do not include incremental recovery of ±3% when CIL slurry is heated.

CCD – counter-current decantation; MC—Merrill Crowe; CIL – carbon-in-leach.

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As Table 13-2 shows, gold recoveries predicted from the testwork were in the range of 80% to 84%. Each of the concepts that were capable of yielding gold recoveries in this range involved expensive destruction of the sulphide minerals by either roasting or oxidative leaching.

PLACER AND BARRICK METALLURGICAL TESTWORK (2003-2007)

INTRODUCTION

Bio-oxidation of whole ore and flotation concentrate, and ultra-fine grinding of flotation concentrates, were subsequently investigated by Placer as alternative pre-treatment options prior to CIL cyanide leaching for gold and silver recovery. Ultimately, a fairly straightforward process based on POX of the whole ore followed by CIL cyanidation was selected for the recovery of gold and silver. Two innovations have also been incorporated into the process design:

•	A hot cure of the slurry from the autoclave to reduce lime consumption by solid basic ferric sulphate in the CIL circuit.

•	A lime boil process, involving heating the CCD washed slurry to 80ºC to 85ºC with 35 kg CaO/t to release the silver in the jarosites formed in the autoclave for improved CIL silver recovery.

SAMPLES FOR METALLURGICAL TESTWORK

A number of ore samples from each of the five ore types were used for the initial metallurgical investigations. These samples were assayed in detail before being used in the various test programs. The following information is relevant to the processes considered:

•	The gold content of the ore samples ranged from 2.10 g/t to 6.60 g/t.

•	The sulphur content ranged from 6.9% to 9.7%.

•	The ores contained insignificant amounts of elemental sulphur and sulphates.

•

The black sedimentary ore types (MO-BSD and MN-BSD) contained from 0.5% to 0.7% organic and graphitic carbon, which caused preg-robbing in the later leaching tests. The other ore types have very weak or no preg-robbing ability.

•	The carbonate content varied from 0.05% to 0.37% CO2 but averaged 0.19% CO2.

•	The aluminum content ranged from 7% to 10%.

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•	The mercury content ranged from 8 g/t to 14 g/t. The extent of mercury dissolution during POX varied significantly according to the ore type.

•	The arsenic content ranged from 260 g/t to 1,650 g/t. Most of the arsenic was dissolved and precipitated during POX.

Three ore types were used for the later metallurgical investigation. Similarly, these samples were composited and assayed in detail before being used in the test programs to confirm the effectiveness of the silver enhancement process. The following information is relevant to the process evolved:

•	The gold content of the ore samples ranged from 5.3 g/t to 5.6 g/t.

•	The silver content of the ore samples ranged from 19.6 g/t to 36.1 g/t.

COMMINUTION TESTWORK

The original Placer Feasibility Study circuit was designed with high pressure grinding rolls (HPGR) technology. Subsequent trade-off studies concluded that a conventional semi-autogenous-ball milling-crushing circuit offered superior economics.

Work index (Wi) measurements on the five main rock types undertaken in 2004 indicated that the Bond ball mill Wi of the ore will vary from 12.8 kWh/t to 16.1 kWh/t (average 14.4 kWh/t), while the rod mill Wi will vary from 14.9 kWh/t to 18.6 kWh/t. Supplementary testwork undertaken on 58 different samples in April 2006 for SAG Power Index (SPI®) and Wi returned consistently higher Wi values (Table 13-3).

TABLE 13-3 COMMINUTION TESTWORK

Barrick Gold Corporation – Pueblo Viejo Project

Modified Bond Wi
Ore Type	BSD	SP	VCL	All Ore Types
Average	17.05	18.17	15.62	16.73
80th Percentile	18.37	18.97	17.92	18.28

The Bond ball mill Wi used to size the grinding mills was the average Wi for the hardest of the five ore types (MN-SP) and approximately the 80th percentile Wi of all ore types.

Grinding simulations using the Minnovex proprietary program “Comminution Economic Evaluation Tool”, or CEET®, were undertaken using SPI® values from all 58 samples.

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The result of these simulations was almost identical to Fluor’s SAG mill power estimate when using the 18.1 kWh/t ball mill Wi.

WHOLE ORE PRESSURE OXIDATION

Whole ore POX followed by CIL was selected as the preferred process option in July 2003 after a reasonable power cost was assured. POX gave higher gold recoveries for all the Pueblo Viejo ore types tested, using a technically robust, proven process. POX is energy intensive, more so than most other refractory processing options. Due to the complexity of the autoclaves and associated oxygen plant, POX is also capital intensive. The higher gold recovery and associated cash flow mitigate the high energy operating cost and the high capital cost of the oxidation circuit.

Extensive batch and continuous pilot autoclave testwork was undertaken at the Barrick Technology Centre (BTC, formerly the Placer Dome Research Centre) and at SGS Lakefield Research Limited (SGS Lakefield). Testwork at SGS Lakefield included a two-week POX pilot plant program in 2004. The results of the testwork undertaken on whole ore at the design autoclave operating conditions and grind size P80 of 80 µm is summarized in Figure 13-3.

Scale formation inside the autoclave was an issue during pilot plant operation. Most of the scale, which comprised basic ferric sulphate and lesser hematite, was formed in the first compartment and became increasingly less severe towards the end of autoclave. Severe scale formation can offer brick or liner protection inside the autoclave, but it can also impair agitation efficiency, oxygen injection and dispersion, slurry flow and control of slurry levels in the autoclave. Analysis of the scale chemistry and review of scale formation and management in other autoclave circuits have led to design features aligned to help prevent the formation of scale. Allowance has also been made in the autoclave operating strategy and maintenance schedule for control of scale formation.

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FIGURE 13-3 EFFECT OF GOLD HEAD GRADE ON GOLD RECOVERY

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HOT CURE

At a temperature significantly below the autoclave operating temperature of 230°C, basic ferric sulphate formed during POX at this temperature dissolves to form ferric ions in acidic solution. The test program showed that by holding the autoclave flash discharge slurry for a period of 12 hours at 85°C to 100°C, the basic ferric sulphate solids formed in the autoclave re-dissolves to form ferric sulphate in solution. The formed ferric ions are washed away from the CIL feed in the three-stage CCD washing thickener circuit. The re-dissolution of basic ferric sulphate takes place in what has been termed the hot curing step in the flow sheet.

With the addition of the hot cure, it becomes possible to remove the effects of high lime consumption in CIL and concentrate on the optimization of the POX process. It is preferable to operate with as high as possible a temperature in POX to allow for the fastest kinetics. A temperature of 230°C was considered the maximum practical temperature for POX and was therefore chosen for all subsequent tests.

COUNTER CURRENT DECANTATION (CCD)

Three-stage CCD washing was tested as part of the POX pilot plant operation in 2006. Based on this testwork, 99.3% wash efficiency is expected with an average thickener underflow density of 40% solids. These results confirm the three-stage CCD washing circuit testwork undertaken for each of the five ore types in the original pilot plant operation in April 2004.

LIME BOIL

In 2006, a lime boil/CIL study was undertaken to improve the silver recovery.

Bench scale tests were performed using washed, CCD thickened and underflow slurry for the tested ore composites. Liberation of silver was shown to reach completion within two hours. No apparent improvement in gold extraction was observed with longer retention times. Variations in pulp temperature were shown to have a large effect on the amount of silver liberated. Indications from the bench scale results in Figure 13-4 show that the process was best carried out at as high a temperature as practical to minimize lime consumption and achieve the highest gold and silver extraction rates.

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FIGURE 13-4 EFFECT OF TEMPERATURE ON CIL SILVER EXTRACTION FROM LIME BOIL PLANT OPERATION

CARBON-IN-LEACH (CIL)

Placer testwork conducted in 2003 established that destruction of the preg-robbing carbon in the black sedimentary ores during pressure oxidation was slow. Reduction in the organic carbon content through extended residence time, which also corresponds to higher sulphur oxidation, reduces the degree of preg-robbing thereby improving gold recovery. Unlike direct cyanidation (DCN), up to 0.50% organic carbon may be tolerated in the oxidized solids with CIL cyanide leaching before there is a noticeable drop in gold recovery. This effect is shown in the results from testwork undertaken on MO-BSD and MN-BSD ore types in Figure 13-5.

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FIGURE 13-5 RELATIONSHIP BETWEEN GOLD RECOVERY AND ORGANIC CARBON CONTENT

CIL pilot plant runs were undertaken by PVDC in June 2006 on three ore types to determine maximum precious metal loadings on carbon and gold and silver extractions. Average gold recoveries ranged from 90.5% (MO-BSD) to 95.2% (MN-SP) and silver recoveries, 84.4% (MO-BSD) to 89.9% (MO-VCL). PVDC (2007) concludes that “the performance of the gold and silver loadings was considered above expectation for the three ore types” with total loadings of 12,000 g/t (gold plus silver) being achieved.

COPPER RECOVERY

Copper dissolution is very high under the expected operating conditions in the autoclave. The value used in the design criteria is 97.5%, but it will likely be higher than this, particularly after hot curing.

Copper recovery from autoclave discharge solutions was tested using sulphide precipitation process. Copper can be selectively precipitated as a copper sulphide (CuS) using hydrogen sulphide (H2S). The H2S is produced from the action of bacteria under anaerobic conditions fed with elemental sulphur, ethanol, and nutrients. The sulphide concentrates at a high grade can be sold to a third party smelter.

Initial preliminary batch testwork was carried out in May 2004, followed by a continuous pilot plant campaign in September 2004 and finally concluded by a Prefeasibility Study in

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November 2004. Encouraging results and higher metal prices required a re-evaluation with pilot plant testwork by SGS Lakefield in September 2006.

In summary, the pilot plant operated without problems and a consistently good concentrate grade was obtained. After the losses from POX, CCD, and iron precipitation are taken into account, recovery was excellent at more than 99% for the precipitation stage and 88.05% overall. Copper concentrates analyzed 58.5% Cu, 26.7% S, and 0.26% Zn.

RPA is of the opinion that the metallurgical testwork is adequate to support the Project and that the recovery models are reasonable.

CYANIDE DESTRUCTION

The CIL tailings slurry generated during the pilot plant campaign in June 2004 was sent to Inco Technology Services to evaluate the effectiveness and economics of cyanide destruction. The conventional SO2/air cyanide destruction process was selected, but confirmatory testwork was required in 2006 with the incorporation of the lime boil into the process flow sheet. This testwork was successful in reducing the residual WAD CN weak acid dissociable cyanide (WAD CN) to below 1.0 mg/L in the treated Pueblo Viejo Project tailings slurry.

NEUTRALIZATION OF AUTOCLAVE ACIDIC LIQUORS

Significant amounts of sulphuric acid and soluble metal sulphate salts are produced during POX. The acidic liquor generated from the pilot plant operation in April 2004 was used to determine the most cost effective neutralization process.

A continuous 7-day pilot plant test was subsequently performed to confirm the limestone and lime to sulphur ratios determined in batch testwork. The high density sludge (HDS) neutralization process was used in the pilot plant. The HDS process removes the contained base metals in a chemically stable form by co-precipitating them with ferric iron hydroxide in the presence of limestone or lime.

The pilot plant confirmed the effectiveness of limestone neutralization removing 92.5% of the sulphate, 99.9% of aluminum and copper, 100% of iron, and 86.8% of the zinc, with less than 1 mg/L of the metals left in solution. The sulphate level in the clarifier overflow was 1,800 mg/L for removal of 94%. Manganese removal was 89.8% at a final concentration of 1.6 mg/L.

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LIMESTONE GRINDING, CALCINING AND SLAKING TESTWORK

Samples representing the limestone deposit were sent to the SGS Lakefield for Bond work and abrasion index measurements. The result showed that the Bond WI of the limestone deposit ranged from 8.4 kWh/t to 10.1 kWh/t (average 9.5 kWh/t). Most of the samples tested assayed better than 96% CaCO3.

Six limestone samples were collected in 2004 and 2005 and sent to Maerz in Switzerland for calcining and slaking tests. The results of the testwork showed that:

•	The CaO content of the kiln product ranged from 94% to 96%.

•	The burnt limestone had a high mechanical stability.

•	The burnt lime was highly reactive.

Testing was also completed to evaluate grindability and abrasiveness of the limestone for use in the process calculations.

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14 MINERAL RESOURCE ESTIMATE

INTRODUCTION

PVDC’s Mineral Resource estimate of EOY2011 is reviewed in this report. The resources were estimated by PVDC and Barrick Technical Services staff.

Table 14-1 contains the Pueblo Viejo Mineral Resources exclusive of Mineral Reserves as of December 31, 2011. These Mineral Resources could not be converted to Mineral Reserves due to operational constraints or economics (i.e., Measured and Indicated Mineral Resources) or an insufficient level of confidence (i.e., Inferred Mineral Resources). The Qualified Person for this Mineral Resource estimate is Chester M. Moore, P.Eng.

TABLE 14-1 SUMMARY OF MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation – Pueblo Viejo Project

	Tonnage (Mt)				Contained Metal
Category		(g/t Au)	Grade (g/t Ag)	(% Cu)	Gold (Moz Au)	Silver (Moz Ag)	Copper (Mlb)
Measured	3.47	2.14	12.53	0.12	0.24	1.40	9.17
Indicated	178.26	1.88	10.39	0.08	10.76	59.54	330.52

Total M + I	181.73	1.88	10.43	0.08	10.99	60.94	339.70
Barrick (60%)	109.04	1.88	10.43	0.08	6.60	36.56	203.82
Goldcorp (40%)	72.69	1.88	10.43	0.08	4.40	24.37	135.88

Inferred	22.6	1.6	12.8	0.08	1.17	9.3	38.4
Barrick (60%)	13.6	1.6	12.8	0.08	0.70	5.6	23.0
Goldcorp (40%)	9.1	1.6	12.8	0.08	0.47	3.7	15.4

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a break-even cut-off grade that equates to between 1.3 g/t Au and 1.4 g/t Au.

3.	Mineral Resources are estimated using a long-term price of US$1,400/oz Au, US$28.00/oz Ag, and US$3.25/lb copper.

4.	There are also zinc resources that have not been converted to Mineral Reserves.

5.	A minimum mining width (block size) of 10 m was used.

6.	Mineral Resources are exclusive of resources converted to Mineral Reserves.

7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.	Numbers may not add due to rounding.

It is understood that the EOY2011 Mineral Resources are based on the same block models as the EOY2010 Mineral Resources but have been adjusted for higher metal prices.

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In RPA’s opinion, the underground EOY2011 Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for reserve work. The resource estimates conform to NI 43-101.

RESOURCE DATABASE AND VALIDATION

RPA received header, survey, assay, lithology, and solids for the Monte Negro and Moore mineralized zones from PVDC. There are 4,165 drill holes entered into the PVDC database for the entire property. The resource database audited by RPA has 2,678 drill holes totalling 259,377 m. RPA flagged holes intersecting the Monte Negro resource wireframes and referenced 557 drill holes totalling 86,428 m. As well, RPA flagged holes intersecting the Moore resource wireframes and referenced 1,076 drill holes totalling 109,533 m. The database contains 119,691 assay records for gold, silver, copper, zinc, and sulphur totalling 243,638 m of assays for an average interval length of 2.04 m.

All drill core, survey, geological, geochemical, and assay information used for the resource estimation was verified and approved by the TRJV geological staff and maintained as an Acquire database by an on-site database manager. The data has been extensively used in the past five years and has been corrected for errors. As well, low-confidence data has been removed from the resource database.

RPA completed a variety of validation queries and routines in Gemcom to identify any remaining data entry errors. The following is a list of some of the checks performed on the resource model by RPA:

•	Checked collar locations for zero/extreme values.

•	Checked assays in database for missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values.

•	Ran validity report to check for out of range values, missing interval, overlapping intervals, etc.

•	Checked for overlapping wireframes to determine possible double counting.

•	Checked mineralization/wireframe extensions beyond last holes to see if they are reasonable and consistent.

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•	Compared basic statistics of assays within wireframes with basic statistics of composites within wireframes for both uncut and cut values.

•	Checked for capping of extreme values and effect of Coefficient of Variance (CV).

•	Checked for reasonable compositing intervals.

•	Checked that composite intervals start and stop at wireframe boundaries.

•	Checked that assigned composite rock type coding is consistent with intersected wireframe coding.

•	Checked search volume radii and orientations against available variography.

•	Checked interpolation parameters against available variography.

•	Visually checked block resource classification coding for isolated blocks.

•	Compared block statistics (zero grade cut-off) with assay/composite basic statistics.

•	Visually compared block grades to drill hole composite values on sections and/or plans.

•	Visually checked for grade banding, smearing of high grades, plumes of high grades, etc., on sections and/or plans.

The database was found to be acceptable and no significant problems were noted.

RPA also verified a number of data records with original assay certificates. No significant discrepancies were identified.

GEOLOGICAL INTERPRETATION AND DOMAINS

The geology of the deposits was reinterpreted by PVDC in 2009. The work consisted of the following items:

•	Review of previous GENEL JV, Placer, and Barrick models

•	Reinterpretation and recoding of historic drill logs where core no longer exists

•	Relogging of all 395 Barrick drill holes with focus on lithology and structure

•	Simplification of geological units to facilitate interpretation

•	Sirovision imaging survey for structural data

•	Interpretation on plans and sections

•	Scanning of plans and sections and export to Vulcan for modelling

The main results of the 2009 geological reinterpretation were the recognition of growth faults in a faulted sedimentary basin. One new epiclastic volcanic unit was added to the

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revised stratigraphic column. The new geological model uses brecciated feeders to explain the higher grade mineralization. At depth, those feeder zones are steeply dipping and appear to be oriented similarly to the local structure, striking north-northwest for Monte Negro and almost due north for Moore. Nearing the surface, the breccias seem to flatten. In Moore, these flatter zones tend to follow lithology bedding, which dips west about 20°, while in Monte Negro, they seem to have a plunge of 10° to the south.

Changes were made to the oxide and overburden domains as pit mapping recognized remnant bodies of oxide material. However, the updated structural model was not significantly revised and, similarly, the updated geometallurgical, alteration, and litho-structural models (Table 14-2) were essentially unchanged from the previous resource estimate.

TABLE 14-2 LITHOSTRUCTURAL DOMAINS

Barrick Gold Corporation – Pueblo Viejo Project

Litho-Structural Domain	Lithology	Comment
MO-1	PB
PDTQ

MO-2a	SKM
VKSI

MO-2b	VS
VC

MO-3a	SKM	East side of Polanco Fault
VKSI

MO-3b	VS
VC
	LA	Upper LA at Moore

MO-4a	SKM	West side of Polanco Fault
VKSI

MO-4b	VS
VC
	LA	Upper LA at Moore

MO-5	PDL
	LA	Lower LA at Moore
PAL

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Litho-Structural Domain	Lithology	Comment

MN-6	PB	East side of Moore West Fault
PDTQ

MN-7	PB	West side of Moore West Fault
PDTQ

MN-8a	SKM
VKSI

MN-8b	VS
VC

MN-9	PAL
PDL

MN-10	LA

Domaining for resource estimation is based on major geological areas, lithology, alteration, oxidation boundary, and a grade indicator to define broad grade shells. The three main geological areas are Monte Negro, Moore, and Cumba (Figure 14-1) named 1, 2, and 3 for modelling purposes. The four alteration zones are:

1.	Quartz, alunite, dickite (main mineralized zone) – referred to as Qz

2.	Quartz, pyrite, dickite (main mineralized zone) – referred to as Qz

3.	Chlorite, illite, smectite

4.	Pyrophyllite, illite, kaolinite (argillic alteration)

The boundary between the oxide and sulphide is well defined. It was assumed that all oxide material had been mined by Rosario but relogging and pit mapping identified minor remnant oxide and transitional material. The three main lithology domains are:

•	Lithology 32 = PDTQ

•	Lithology 80 = IA

•	Lithology 100 = Cover

The principal controls for interpolation of grades are the alteration domains and the use of two probability indicators. The first indicator serves to isolate the higher grade population associated with the hydrothermal breccias or feeders. The second indicator is used to define the mineralized envelope and separate areas of low grade from areas of high grade as observed in the cumulative frequency curves.

Figure 14-2 provides an isometric view of the PVDC block models.

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FIGURE 14-1 MAIN GEOLOGICAL AREAS

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FIGURE 14-2 ISOMETRIC VIEW OF BLOCK MODELS

Open Pit
Moore
Monte Negro

Figure 14-2

Barrick Gold Corporation

Pueblo Viejo Project

Dominican Republic

Isometric View of Block Models

March 2012

Source: Barrick Gold Corp., 2009.

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RPA imported the mineralized models and reviewed them with respect to drilling. RPA notes that the mineral domain envelopes appear generally reasonable.

DATA ANALYSIS

In order to understand and establish gold grade characteristics in the Project area, an exploratory data analysis was conducted. Data within the individual alteration domains and main lithological domains were analyzed. Histograms and box plots of composite uncapped gold, silver, copper, and sulphur assays were generated using a standard Barrick in-house package.

Basic statistics for the assays are given in Table 14-3. The table shows that the Qz zone contains most of the metal and has relatively high CVs for gold, copper, and silver. The sulphur CV is low.

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TABLE 14-3 RAW ASSAY STATISTICS

Barrick Gold Corporation — Pueblo Viejo Project

Code	Description	Metres	% Metres	Mean	Std.dev	Min	Median	Max	CV
Alteration -Lithology Raw Data Au >0 g/t				Gold Grade (g/t)
	All zones	228,240		1.33	5.08	0.001	0.44	1,967.6	3.84
10	Qz,Al,Dk(Qz)	14,102	6%	1.48	2.09	0.001	0.96	108.00	1.41
20	Qz,Py,Dk(Qz)	119,288	52%	2.04	6.77	0.001	1.19	1,967.6	3.32
30	Ch,ill,Sm (Prop)	35,231	15%	0.10	0.50	0.001	0.01	23.20	4.96
40	Pyr,ill,Ka	36,558	16%	0.14	0.88	0.001	0.01	79.20	6.27
320	PDTQ	5,648	2%	1.08	1.46	0.001	0.60	20.40	1.35
800	iA	1,630	1%	0.95	2.68	0.001	0.10	43.50	2.81
900	Stock	566	0%	1.26	1.77	0.001	0.81	14.45	1.41
1000	Cover	2,169	1%	0.36	1.20	0.001	0.03	10.55	3.32
990	No Model	13,048	6%	1.56	3.21	0.001	0.24	77.50	2.06
Alteration -Lithology Raw Data Cu >0%				Copper Grade (%)
	All zones	214,594		0.06	0.31	0.001	0.01	37.35	5.41
1	Oxide	7,733	4%	0.02	0.36	0.001	0.01	15.30	16.0
10	Qz,Al,Dk(Qz)	13,999	7%	0.10	0.28	0.001	0.03	7.63	2.93
20	Qz,Py,Dk(Qz)	110,037	51%	0.09	0.40	0.001	0.02	37.35	4.64
30	Ch,ill,Sm (Prop)	34,276	16%	0.01	0.05	0.001	0.01	4.70	4.39
40	Pyr,ill,Ka	31,260	15%	0.01	0.04	0.001	0.01	2.86	2.82
320	PDTQ	3,250	2%	0.05	0.13	0.001	0.01	2.00	2.62
800	iA	1,569	1%	0.02	0.09	0.001	0.01	1.55	4.27
900	Stock	505	0%	0.02	0.06	0.002	0.01	0.69	2.93
1000	Cover	383	0%	0.03	0.14	0.001	0.01	1.18	4.40
990	No Model	11,582	5%	0.01	0.03	0.001	0.01	1.01	2.66
Alteration -Lithology Raw Data Ag >0%				Silver Grade (g/t)
	All zones	228,643		9.46	34.35	0.001	2.20	2,690.0	3.63
10	Qz,Al,Dk(Qz)	14,102	6%	7.80	13.39	0.001	3.90	355.60	1.72
20	Qz,Py,Dk(Qz)	118,669	52%	14.84	44.58	0.001	5.60	2690.0	3.00
30	Ch,ill,Sm (Prop)	35,195	15%	0.85	4.210	0.001	0.30	218.00	4.95
40	Pyr,ill,Ka	36,320	16%	1.79	7.970	0.001	0.30	852.00	4.46
320	PDTQ	5,394	2%	13.71	42.75	0.001	4.30	1,038.90	3.12
800	iA	1,630	1%	5.33	18.14	0.001	1.00	279.00	3.40
900	Stock	566	0%	10.07	15.87	0.001	4.00	100.00	1.58
1000	Cover	2,165	1%	5.02	15.09	0.001	0.32	458.10	3.00
990	No Model	14,602	6%	6.69	23.76	0.001	0.30	674.90	3.55
Alteration -Lithology Raw Data S >0%				Sulphur Grade (%)
	All zones	151,529		5.98	4.27	0.001	5.80	45.30	0.72
1	Oxide	4,589	3%	0.85	1.89	0.001	0.12	15.80	2.21
10	Qz,Al,Dk(Qz)	10,545	7%	10.93	3.54	0.010	10.8	45.30	0.32
20	Qz,Py,Dk(Qz)	90,874	60%	7.15	3.79	0.001	6.58	43.40	0.53
30	Ch,ill,Sm (Prop)	11,923	8%	3.24	2.56	0.010	2.78	20.47	0.79
40	Pyr,ill,Ka	16,372	11%	4.04	2.75	0.005	3.46	23.40	0.68
320	PDTQ	1,961	1%	5.24	3.46	0.003	4.98	24.90	0.66
800	iA	1,324	1%	3.23	3.41	0.040	1.99	18.70	1.06
900	Stock	369	0%	3.36	1.09	0.010	3.06	14.77	0.32
1000	Cover	343	0%	1.84	3.41	0.010	0.06	21.10	1.85
990	No Model	13,229	9%	1.14	2.45	0.001	0.06	28.90	2.14

Qz – quartz, Al – alunite, Dk – dickite, Py – pyrite, Ch – chlorite, ill – illite, Sm – smectite, Ka – kaolinite

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RPA completed analysis of the gold assays as a check of the PVDC statistics. The RPA statistics are listed in Table 14-4.

TABLE 14-4 RPA ASSAY STATISTICS
Barrick Gold Corporation — Pueblo Viejo Project

Code	Description	Metres	% Metres	Mean	Std.dev	Min	Median	Max	CV
Alteration -Lithology Raw Data Au >0 g/t				Gold Grade (g/t)
	All zones	228,240	100	1.33	6.41	0.001	0.54	1,967.6	4.83
10	Qz,Al,Dk(Qz)	14,102	6	1.48	2.11	0.001	0.94	108.0	1.43
20	Qz,Py,Dk(Qz)	119,288	52	2.04	8.37	0.001	1.15	1967.6	4.10
30	Ch,ill,Sm (Prop)	35,231	15	0.10	0.58	0.001	0.01	23.2	5.67
40	Pyr,ill,Ka	36,558	16	0.14	0.96	0.001	0.01	79.2	6.84
320	PDTQ	5,648	2	1.08	1.44	0.001	0.62	20.4	1.34
800	iA	1,630	1	0.95	2.73	0.001	0.16	43.5	2.86
900	Stock	566	0	1.26	1.82	0.001	0.77	14.45	1.45
1000	Cover	2,169	1	0.36	0.92	0.001	0.03	10.55	2.55
990	No Model	13,048	6	1.56	3.45	0.001	0.39	77.5	2.21

RPA notes that statistical analysis for the raw assays is done to industry standard.

GRADE CAPPING

The assay database was statistically examined for the presence of local high grade outliers which could potentially affect the accuracy of the resource estimate. Once these outliers were identified, criteria used to determine capping grades include the cumulative distribution function, the uncapped CV, and the percentage of metal loss at various caps. Capping grade is primarily determined by a sudden deviation of the cumulative distribution curve. The percent metal loss is determined at this grade. The alteration domains were examined individually for each metal individually and the final decision on the cap value was made by the resource modeller. The cap values for gold, silver, copper, and sulphur are shown in Table 14-5.

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TABLE 14-5 ASSAY CAPPING STATISTICS
Barrick Gold Corporation — Pueblo Viejo Project

Code	Description	Metres	% Metres	CV	Capping	CV capped	GT lost	Percentile
Alteration -Lithology Raw Data Au >0 g/t				Gold Cap
	All zones	228,240		3.84	35	1.18	1.48%	99.95%
10	Qz,Al,Dk(Qz)	14,102	6%	1.41	15	1.16	1.13%	99.78%
20	Qz,Py,Dk(Qz)	119,288	52%	3.32	35	1.11	1.69%	99.92%
30	Ch,ill,Sm (Prop)	35,231	15%	4.96	7	3.97	4.27%	99.88%
40	Pyr,ill,Ka	36,558	16%	6.27	7	3.57	7.71%	99.86%
320	PDTQ	5,648	2%	1.35	7	1.15	3.12%	98.80%
800	iA	1,630	1%	2.81	7	1.58	18.7%	97.40%
900	Stock	566	0%	1.41	4	0.84	13.5%	95.14%
1000	Cover	2,169	1%	3.32	6	1.11	2.62%	99.54%
990	No Model	13,048	6%	2.06	35	1.95	0.74%	99.90%
Alteration -Lithology Raw Data Cu >0%				Copper Cap
	All zones	214,594		5.41	3	3.42	6.47%	99.84%
1	Oxide	7,733	4%	16.03	0	1.36	48.6%	99.70%
10	Qz,Al,Dk(Qz)	13,999	7%	2.93	1	1.75	10.1%	99.18%
20	Qz,Py,Dk(Qz)	110,037	51%	4.64	3	2.88	7.25%	99.72%
30	Ch,ill,Sm (Prop)	34,276	16%	4.39	1	3.07	2.97%	99.95%
40	Pyr,ill,Ka	31,260	15%	2.82	1	1.94	2.49%	99.92%
320	PDTQ	3,250	2%	2.62	1	1.84	11.4%	97.86%
800	iA	1,569	1%	4.27	0	2.19	18.2%	99.30%
900	Stock	505	0%	2.93	0	1.75	33.6%	98.32%
1000	Cover	383	0%	4.40	0	0.84	59.9%	94.47%
990	No Model	11,582	5%	2.66	0	1.18	9.16%	99.33%
Alteration -Lithology Raw Data Ag >0%				Silver Cap
	All zones	228,643		3.63	250	2.29	5.85%	99.79%
10	Qz,Al,Dk(Qz)	14,102	6%	1.72	90	1.46	2.26%	99.54%
20	Qz,Py,Dk(Qz)	118,669	52%	3.00	250	1.80	6.53%	99.64%
30	Ch,ill,Sm (Prop)	35,195	15%	4.95	50	3.32	6.32%	99.89%
40	Pyr,ill,Ka	36,320	16%	4.46	50	2.28	5.76%	99.83%
320	PDTQ	5,394	2%	3.12	200	1.82	9.72%	99.52%
800	iA	1,630	1%	3.40	50	1.65	19.8%	98.46%
900	Stock	566	0%	1.58	50	1.25	8.60%	95.76%
1000	Cover	2,165	1%	3.00	50	1.80	25.4%	97.73%
990	No Model	14,602	6%	3.55	90	2.13	14.1%	98.56%
Alteration -Lithology Raw Data S >0%				Sulphur Cap
	All zones	151,529		0.72	30	0.71	0.08%	99.89%
1	Oxide	4,589	3%	2.21	1	0.78	65.0%	82.03%
10	Qz,Al,Dk(Qz)	10,545	7%	0.32	25	0.31	0.27%	99.50%
20	Qz,Py,Dk(Qz)	90,874	60%	0.53	30	0.52	0.09%	99.85%
30	Ch,ill,Sm (Prop)	11,923	8%	0.79	15	0.79	0.09%	99.84%
40	Pyr,ill,Ka	16,372	11%	0.68	15	0.68	0.11%	99.82%
320	PDTQ	1,961	1%	0.66	20	0.64	0.48%	99.08%
800	iA	1,324	1%	1.06	12	0.99	1.99%	97.43%
900	Stock	369	0%	0.32	7	0.31	7.25%	90.11%
1000	Cover	343	0%	1.85	7	1.27	19.5%	91.81%
990	No Model	13,229	9%	2.14	20	2.11	0.30%	99.92%

Barrick Gold Corporation – Pueblo Viejo Project, Project # 1659	Rev. 0 Page 14-11
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RPA concurs with the capping levels chosen by PVDC and notes that the CVs for the Qz mineralization are generally within the acceptable range.

Resource estimates were run for the Monte Negro and Moore deposits using uncut assay values for comparison with the cut assay results. The uncut resource contained approximately 14,922,950, or 2.3%, more ounces of gold in the Monte Negro deposit and 17,651,200, or 1.4%, more ounces of gold in the Moore deposit.

COMPOSITING

The average length of samples within the mineralized domains is 1.98 m. A 10 m composite length was used by PVDC in the current estimations. This coincides with a planned bench height of 10 m and is comparable to composite lengths used in previous estimates. Composite assay intervals were flagged by domain for further statistical analyses and to allow for composite selection during estimation.

RPA notes that composites less than 10 m are not omitted from statistical analysis and are used for grade interpolation as well. General industry practice omits short composites from interpolation. RPA reviewed the omission of composites less than three metres in length for the potential for grade bias. No significant effects were observed.

VARIOGRAPHY

A complete variographic analysis was carried out on 10 m composite data. Three-dimensional relative-by-pair variograms were generated using Vulcan’s ‘Variography Utility’ to look for the major axis of preferential directions of continuity.

Correlograms (omni & multi-directional) are established using the 10m capped composite file. Search orientations are selected from the multi-directional correlograms, but are checked against the geological interpretation to ensure proper matching. Moore tends to behave more isotropically than Monte Negro and so search orientations for Moore are determined primarily from geology. Search distances are determined from omni-directional correlogram using 0.8% and 0.9% of the total sill variance (Figure 14-3).

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FIGURE 14-3 OMNI-DIRECTIONAL CORRELOGRAM FOR GOLD

BULK DENSITY

The main bulk densities are listed in Table 14-6. AMAX Engineering and Mining Services (AMAX) derived a linear regression formula (density = (0.0322 * sulphur %) + 2.617) for density based on 152 pairs of density and sulphur samples from diamond drill holes drilled in 1985. AMEC (2005) compiled all of the newer density data from Rosario and the GENEL JV and confirmed the above equation. This regression curve was used to assign density values to every block in the resource model.

TABLE 14-6 BULK DENSITY
Barrick Gold Corporation — Pueblo Viejo Project
Rock Type	Monte Negro (t/m3)			Moore (t/m3)
	Average	Min	Max	Average	Min	Max
Black Sediments	2.83	2.62	3.27	2.81	2.62	3.31
Volcaniclastic	2.78	2.62	3.21	2.83	2.62	3.21
Spilite	2.83	2.62	3.21	—	—	—
Default Waste	2.75

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Further studies were undertaken to review this formula in 2008. As a result, it was changed to (0.0237 * S%) + 2.675. However, the effect on bulk densities for the major mineralized units was insignificant, but the variability in values was reduced.

RPA’s opinion is that the AMAX sulphur-based density regression equation is reasonable and acceptable for estimating tonnage factors.

CUT-OFF GRADE

Mineral Resources are reported at a break-even cut-off grade (COG) that equates to between 1.3 g/t Au and 1.4 g/t Au. There was no distinction made between the Monte Negro and Moore deposits in the COG estimation. The key assumptions used for the COG were based on an average direct operating cost at $51.47 per tonne processed, gold recoveries varying between 83% and 90% depending on ore type, and a gold price of $1,400/oz, a silver price of $28.00/oz, and a copper price of $3.25/lb.

BLOCK MODEL

A single block model is defined, encompassing both the Moore and the Monte Negro areas. Blocks size is set at 10 m by 10 m by 10 m, no sub-celling is employed and the model is not rotated. Table 14-7 shows the block model geometry.

TABLE 14-7 BLOCK MODEL GEOMETRY
Barrick Gold Corporation — Pueblo Viejo Project
Parameter	X (m)	Y (m)	Z (m)
Minimum	373,700	2,092,000	-150
Maximum	377,000	2,096,920	500
Extent	3,300	4,920	650
Block Size	10	10	10

The only solids used to define geology were the interpolated, intrusive andesitic dykes. Although the dyke geometry is inaccurate due to extrapolating centreline dyke shapes halfway to the next section, the dykes were volumetrically accounted for and allowed to dilute the overall block grades. These andesitic dykes are often quite narrow. Flagging the centroid of 10 m blocks would leave the dyke mass under-represented. A one metre

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block model was therefore created using the site defined shapes. This model was then regularized into a 10 m model, resulting in each block containing a percentage of dyke material. This dyke percentage was transferred to the main 10 m model.

USE OF INDICATORS FOR GRADE SHELLS

Indicator values and threshold limits to outline broad gold grade shells are determined from the same curves used to determine capping levels. A 0.2 g/t Au low grade indicator and 3.5 g/t Au high grade indicator were selected to define two populations as observed in the exploratory data analysis.

GRADE INTERPOLATION

Three major estimation domains were defined for gold estimate: Moore, Monte Negro, and a low grade structural zone south of Monte Negro. Preferential directions of continuity were defined for Moore and Monte Negro.

A set of two discriminators, or probability indicators, was generated. The first indicator serves to isolate the higher grade population interpreted to be associated to the hydrothermal breccias or feeders. The second indicator is used to separate the two populations observed on the cumulative frequency curves.

Interpolation of grades is processed in two passes, one pass for exploration data only and the second pass for exploration plus RC grade control data (RC data is constrained to a production solid ‘PV10m_rc_area_1.00t’). Each of these runs is subject to several passes based on different search criteria.

The first pass (locally named the “box search”) is on a very restricted 5 m x 5 m x 5 m, to determine Measured Resource blocks. The second pass is based on 80% of the variogram sill, 75 m x 75 m x 50 m. A third pass uses 50% of these search distances and the final pass is based on 90% of the variogram sill, 140 m x 140 m x 70 m.

Gold grades are estimated using inverse distance weighting cubed (ID3). Sulphur and silver grades are estimated using alteration domains in the same way as gold, while copper is estimated using both ID and ordinary kriging (OK).

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HIGH GRADE INDICATOR

Site geologists defined a series of hydrothermal breccias that are steeply dipping at depth and tend to flatten out and follow bedding near the surface. In the absence of 3-D solids, a probability indicator at a gold cut-off grade of 3.5 g/t Au was generated to simulate the breccias. All 10 m composites were assigned either 1, 0, or -9, depending on the composite gold value being greater than or equal to 3.5 g/t, less than 3.5 g/t, or not available, respectively. The 0 and 1 indicators were then estimated by domains, using ID2 interpolation. A minimum of four composites, maximum of 13, and maximum of two composites per hole were required for an estimate to be made. This condition ensures that at least two holes were within the search range for a block to be estimated. Only composites within the same domain as the block being estimated were considered. The estimation parameters for Moore and Monte Negro are shown in Table 14-8.

LOW GRADE INDICATOR

A second probability indicator is generated at a 0.2 g/t Au cut-off grade to define a mineralized envelope and separate areas of low grade from areas of high grade. Statistical analysis and sectional interpretation of gold grades show 0.2 g/t Au to be a logical cut-off value. Attempting to hand-contour grade at a higher cut-off grade would generate too many isolated pods that would be difficult to link between sections.

The same technique, search criteria, and ellipsoid definition are used as for the high grade indicators. All composites are flagged with 1, 0, or -9, depending on whether the 10 composites are greater than or equal to 0.2 g/t Su, less than 0.2 g/t Au, or not sampled, respectively. The new indicators are estimated and, using a 30% break on the estimate result, two populations are defined separating areas of higher and lower mineralization. The resulting values are written to a separate field to differentiate them from the previous, high grade indicator.

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TABLE 14-8 ESTIMATION PARAMETERS FOR GOLD INDICATORS
Barrick Gold Corporation — Pueblo Viejo Project

Estimation Pass	Search Orientation			Search Distance (m)			Sample Selection
	Bearing	Plunge	Dip	Major	Semi- major	Minor	Min	Max	Max per DH
Moore 3.5 g/t Indicator	335	0	-20	175	175	125	4	13	2
Moore 0.2 g/t Indicator	335	0	-20	175	175	125	4	8	2
Monte Negro 3.5 g/t Indicator	335	0	9	200	200	150	4	13	2
Monte Negro 0.2 g/t Indicator	335	0	9	200	200	150	4	8	2

GOLD ESTIMATION FOR BLOCKS THAT CONTAIN COMPOSITES

A first gold value estimate is done for all blocks containing at least one 10 m composite. This estimate pass uses ID2 of all composites within that block. The search is therefore defined as a box search, covering the entire block. Table 14-9 shows the search and sample selection parameters gold grade estimates.

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TABLE 14-9 PARAMETERS FOR GOLD GRADE ESTIMATES
Barrick Gold Corporation — Pueblo Viejo Project

Description	Search Orientation			Search Distance (m)			Sample Selection
	Azimuth	Plunge	Dip	Major	Semi- major	Minor	Minimum	Maximum	Maximum per Hole
Box Search	000	0	0	5	5	5	1	99	None
Alteration – da – pass 1	350	0	0	75	75	50	2	3	1
Alteration – da – pass 2	350	0	0	35	35	20	1	3	1
Alteration – da – pass 3	350	0	0	140	140	70	2	3	1
Alteration – di – pass 1	350	0	0	75	75	50	2	5	1
Alteration – di – pass 2	350	0	0	45	45	30	2	5	1
Alteration – di – pass 3	350	0	0	140	140	70	1	5	1
Alteration – di – pass 1	350	0	0	75	75	50	2	5	1
Alteration – di – pass 2	350	0	0	45	45	30	1	5	1
Alteration – di – pass 3	350	0	0	140	140	70	2	5	1
Monte Negro – High Grade Pass 1	335	0	-20	75	75	75	2	3	1
Monte Negro – High Grade Pass 2	335	0	-20	45	45	45	1	3	1
Monte Negro – Mid Grade Pass 1	335	0	-20	75	75	75	2	3	1
Monte Negro – Mid Grade Pass 2	335	0	-20	45	45	45	1	3	1
Monte Negro – Mid Grade Pass 3	335	0	-20	140	140	70	2	5	1
Monte Negro – Low Grade Pass 1	335	0	-20	75	75	50	2	3	1
Monte Negro – Low Grade Pass 2	335	0	-20	45	45	30	1	3	1
Monte Negro – Low Grade Pass 3	335	0	-20	140	140	70	2	5	1
Cumba – Pass 1	335	0	-20	75	75	50	2	3	1
Cumba – Pass 2	335	0	-20	45	45	30	1	3	1
Cumba – Pass 3	335	0	-20	140	140	70	2	5	1
Moore – High Grade Pass 1	350	0	10	75	75	50	2	3	1
Moore – High Grade Pass 2	350	0	10	45	45	30	1	3	1
Moore – Mid Grade Pass 1	350	0	10	75	75	50	2	3	1
Moore – Mid Grade Pass 2	350	0	10	45	45	30	1	3	1
Moore – Mid Grade Pass 3	350	0	10	140	140	70	2	5	1
Moore – Low Grade Pass 1	350	0	10	75	75	50	2	3	1
Moore – Low Grade Pass 2	350	0	10	45	45	30	1	3	1
Moore – Low Grade Pass 3	350	0	10	140	140	70	2	5	1
Cumba – Pass 1	350	0	10	75	75	50	2	3	1
Cumba – Pass 2	350	0	10	45	45	45	1	3	1
Cumba – Pass 3	350	0	10	140	140	70	2	5	1

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HIGH GRADE GOLD ESTIMATE

The resulting probabilities of a block to be greater than or equal to 3.5 g/t Au are back-flagged to each 10 m composite and serve as selection criteria for the estimate of gold grade. Only blocks with a 10% or greater chance of being greater than or equal to 3.5 g/t Au are estimated, using matching composites. Note that a composite could be lower than 3.5 g/t Au but be surrounded by higher grade composites. In this instance, the lower grade composite would be considered if the block that it fell in had a probability of 10% or greater. Again, estimates are run separately for Moore and Monte Negro domains and only composites in similar domains as the block being estimated are considered. A series of two passes are used for the estimate, with increasing search distances and varying numbers of composites.

LOW GRADE GOLD ESTIMATE

As previously, composites are back-flagged with the resulting probabilities of the blocks being greater than or equal to 0.2 g/t Au. Blocks that were not previously estimated for gold grade and have a 30% or greater chance of being above 0.2 g/t Au are estimated with similarly flagged composites. A three pass estimate scheme is used, with increasing distances and varying numbers of composites.

GOLD ESTIMATE WITHIN MID-GRADE AREA

In order to reflect the soft contact between lower grade disseminated and higher vein related mineralization, a mid-grade estimation pass is used. This population is interpreted between 0.2 g/t Au and 3.5 g/t Au. The same technique, search criteria, and ellipsoid definition are used as for the high grade and low grade indicators. However, samples are selected using probability thresholds determined from the low and high grade indicators. Composites with a low grade probability of greater than 30% and a high grade probability of less than 90% are selected in order to interpolate mid grade mineralization. A three pass estimate scheme is used, with increasing distances and varying numbers of composites.

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GOLD ESTIMATE IN WASTE AREAS

Similarly, all blocks not previously estimated for gold, and with less than 30% chance of being greater than 0.2 g/t Au, are also estimated using a three pass scheme. Composites are capped at 6.0 g/t Au during the estimate.

COPPER ESTIMATION

Copper grades estimation parameters were set by oxidation level, alteration, and lithology. OK was carried out in the alteration domains and ID2 in the lithology domains. A similar multi-pass approach with increasing distances was used for copper grade interpolation.

RESOURCE CLASSIFICATION

The resource model was classified using a combination of estimation pass number, number of composites used to assign the block grade, and the distance to nearest composite. Ranges for Indicated and Inferred Resources are derived from the gold omni-directional correlogram, with 80% of the sill defining Indicated Resources and 90% of the sill defining Inferred Resources (Figure 14-3). The area which is estimated by the grade control RC holes is reported as Measured Resources. Otherwise, a block can be classified as Measured only if it is intersected by an assayed drill hole. A block was considered Indicated if it had two composites within 75 m, or at least one composite within 45 m. In order to classify a block as Inferred, two composites had to be located within 75 m to 140 m of the block.

A post-processing, manual smoothing of the resource categories was applied to the model. The smoothing used the following rules:

•	If a Measured block is surrounded by Inferred blocks, it is downgraded to Indicated.

•	If an Indicated block is surrounded by Inferred blocks, it is downgraded to Inferred.

•	If the number of neighbouring Indicated blocks is less than four, the block is downgraded to Inferred.

•	If an Inferred block is surrounded by Indicated blocks, it is upgraded to Indicated.

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Figures 14-4 and 14-5 illustrate the distribution of grade and resources classification at the Monte Negro and Moore deposits.

In RPA’s opinion, grade continuity does not allow single blocks to be classified as Measured, even at five metre distances from a drill hole composite value. It is recommended that the Measured classification is defined by 40% to 50% of the sill and requires at least one composite from two drill holes.

BLOCK MODEL VALIDATION

PVDC visually validates the block model gold grades against drill holes and composites in section and plan view. Grades are also compared against the nearest neighbour (composite) gold grades and a histogram of the original composite distribution is compared to the block gold grade estimate (Figure 14-6).

RPA completed ID2 estimates for each block model. The results are compared with the PVDC estimates in Table 14-10. It is RPA’s opinion that the estimates show acceptable agreement considering the different methodologies used.

TABLE 14-10 BLOCK MODEL COMPARISON
Barrick Gold Corporation — Pueblo Viejo Project
Deposit	Estimation Method	Tonnes (000)	Grade (g/t Au)
Monte Negro	ID3, OK	185,373	2.569
	ID2	178,918	2.536
Moore	ID3, OK	206,342	2.748
	ID2	205,396	2.635

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FIGURE 14-4 CROSS SECTION — MONTE NEGRO DEPOSIT

574,500 E
574,750 E
575,000 E
575,250 E
575,500 E
575,750 E
576,000 E
576,250 E
750 Elev
500 Elev
250 Elev
0 Elev
-250 Elev
-500 Elev
Monte Negro Gold Grades
Surface
OPEN PIT OUTLINE
0 100 200 300 400 500
Metres
Au (g/t)
0.00 1.30
1.30 2.50
2.50 5.00
5.00 100.00

574,500 E
574,750 E
575,000 E
575,250 E
575,500 E
575,750 E
576,000 E
576,250 E
750 Elev
500 Elev
250 Elev
0 Elev
-250 Elev
-500 Elev
Monte Negro Resource Classifacation
Surface
OPEN PIT OUTLINE
0 100 200 300 400 500
Metres
Resource Class.
Measured
Indicated
Inferred

Figure 14-4

Barrick Gold Corporation

Pueblo Viejo Project

Dominican Republic

Cross Section 2095550N

Monte Negro Deposit

March 2012

Source: Barrick Gold Corp., 2012.

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FIGURE 14-5 CROSS SECTION — MOORE DEPOSIT

Moore Gold Grades
Surface
OPEN PIT OUTLINE
0 100 200 300 400 500
Metres
Au (g/t)
0.00 1.30
1.30 2.50
2.50 5.00
5.00 100.00

Moore Resource Classifacation
Surface
OPEN PIT OUTLINE
0 100 200 300 400 500
Metres
Resource Class.
Measured
Indicated
Inferred

Figure 14-5

Barrick Gold Corporation

Pueblo Viejo Project

Dominican Republic

Cross Section 2094850N

Moore Deposit

March 2012

Source: Barrick Gold Corp., 2012.

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FIGURE 14-6 COMPOSITE AND BLOCK GRADE DISTRIBUTION

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MINERAL RESOURCE SUMMARY

The Mineral Resources are in addition to the Mineral Reserves and could not be converted to Mineral Reserves due to operational constraints (e.g. Measured and Indicated Mineral Resources) or an insufficient level of confidence (e.g. Inferred Mineral Resources). The Mineral Resources and are based on a Whittle pit shell based on $1,100/oz gold, $16.50/oz silver, and $2.50/lb copper and Measured, Indicated, and Inferred resources are included in the pit shell.

The Mineral Resources at Pueblo Viejo are listed in Table 14-11.

TABLE 14-11 SUMMARY OF MINERAL RESOURCES – EOY2011
Barrick Gold Corporation – Pueblo Viejo Project

					Contained Metal
Category	Tonnage (Mt)	(g/t Au)	Grade (g/t Ag)	(% Cu)	Gold (Moz)	Silver (Moz)	Copper (Mlb)
Monte Negro
Measured	2.12	2.08	11.22	0.13	0.14	0.76	5.85
Indicated	113.15	1.82	9.05	0.09	6.63	32.93	217.79
Sub-Total	115.27	1.83	9.09	0.09	6.77	33.69	223.63
Moore
Measured	1.36	2.22	14.58	0.11	0.10	0.64	3.33
Indicated	65.11	1.97	12.71	0.08	4.12	26.61	112.74
Sub-Total	66.47	1.98	12.75	0.08	4.22	27.25	116.07
Combined
Measured	3.47	2.14	12.53	0.12	0.24	1.40	9.17
Indicated	178.26	1.88	10.39	0.08	10.76	59.54	330.52
Total	181.73	1.88	10.43	0.08	10.99	60.94	339.70

Barrick (60%)	109.04	1.88	10.43	0.08	6.60	36.56	203.82
Goldcorp (40%)	72.69	1.88	10.43	0.08	4.40	24.37	135.88

Inferred – Monte Negro	13.7	1.5	10.8	0.09	0.7	4.8	27.5
Inferred – Moore	9.0	1.7	15.7	0.06	0.5	4.5	10.8
Total	22.6	1.6	12.8	0.08	1.2	9.3	38.4

Barrick (60%)	13.6	1.6	12.8	0.08	0.7	5.6	23.0
Goldcorp (40%)	9.1	1.6	12.8	0.08	0.5	3.7	15.4

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a break-even cut-off grade that equates to between 1.3 g/t Au and 1.4g/t Au.
3.	Mineral Resources are estimated using a long-term price of US$1,400/oz Au, US$28.00/oz Ag, and US$3.25/lb copper.

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4.	Mineral Resources are exclusive of resources converted to Mineral Reserves.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	A minimum mining width (block size) of 10 m was used.
7.	Numbers may not add due to rounding.

There are also zinc Mineral Resources (Table 14-12) that have not been converted to Mineral Reserves as there is no current plan to extract zinc in the process plant. The zinc resources include the zinc in the Mineral Reserves, Mineral Resources, and stockpiles.

TABLE 14-12 ZINC MINERAL RESOURCES – EOY2011
Barrick Gold Corporation – Pueblo Viejo Project

Category	Tonnage (Mt)	Grade (% Zn)	Contained Zinc (Mlb)
Monte Negro
Measured	15.82	0.70	244.02
Indicated	204.45	0.39	1,734.33
Sub-Total	220.28	0.41	1,978.35
Moore
Measured	11.92	0.82	216.59
Indicated	222.99	0.55	2,724.64
Sub-Total	234.91	0.57	2,941.22
Combined
Measured	27.74	0.75	460.61
Indicated	427.44	0.47	4,458.96
Total	455.18	0.49	4,919.57
Stockpiles	11.91	0.85	224.12

Grand Total	467.09	0.50	5,143.70
Barrick (60%)	280.25	0.50	3,086.22
Goldcorp (40%)	186.84	0.50	2,057.48
Inferred – Monte Negro	13.6	0.2	63.0
Inferred – Moore	9.1	0.2	39.4

Total	22.6	0.2	102.4
Barrick (60%)	13.6	0.2	61.4
Goldcorp (40%)	9.1	0.2	40.9

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Zinc Mineral Resources are estimated at the same cut-off grade as the gold-silver-copper resources except zinc is added to the block values.
3.	Mineral Resources are estimated using a long-term price of US$1,400/oz Au, US$28.00/oz Ag, US$3.25/lb copper, and US$1.00/lb zinc.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	A minimum mining width (block size) of 10 m was used.
6.	Numbers may not add due to rounding.

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MINERAL RESOURCE RECONCILIATION

PVDC completed a large RC drill program at the Monte Negro and Moore deposits in areas planned for initial mining. This Grade Control (GC) drilling was done at a 10 mE by 15 mN spacing in high grade areas (3.0 g/t Au cut-off grade) and 15 mE by 12.5 mN in lower grade areas (1.4 g/t Au cut-off grade). Two metre samples were collected using a rotating cone splitter, prepared on site, and sent to ACME labs in Chile and ALS in Peru for assaying.

The GC models for parts of Monte Negro North (2.4 Mm3) and Moore deposits (2.9 Mm3) were prepared using Hellman and Schofield MP3 conditional simulation software. The GC model delineated 112% of the total tonnage and 97% of the gold grade for 109% of the total ounces of gold. In general, the GC model tends to predict more tonnes in the 1.5 g/t Au to 4.5 g/t Au range compared with the resource model.

In RPA’s opinion, the block model validation is reasonable and adequate.

CONCLUSIONS

In RPA’s opinion, the Mineral Resource estimates are competently conducted using reasonable and appropriate parameters. The data collection system (i.e., the sample data) is well configured and maintained. Estimation procedures are very well organized and documented. All personnel interviewed during the audit appeared to be comfortable and confident with their roles in the process.

It is understood that the EOY2011 Mineral Resources are based on the same block models as the EOY2010 Mineral Resources but have been adjusted for higher metal prices.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit mineral resource estimates.

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15 MINERAL RESERVE ESTIMATE

MINERAL RESERVE STATEMENT

The Mineral Resource estimates discussed in Section 14 were prepared using standard industry methods and provide an acceptable basis for estimation of Mineral Reserves. RPA reviewed the reported Mineral Reserves, production schedules, and cash flow analysis to determine if the Mineral Reserves met the CIM Definition Standards for Mineral Resources and Mineral Reserves. Based on this review, it is RPA’s opinion that the Measured and Indicated Mineral Resource within the final pit design at Pueblo Viejo can be classified as Proven and Probable Mineral Reserves. The Qualified Person for this Mineral Reserve estimate is Robbert Borst, C.Eng.

Mineral Reserves for the Project, contained in the two adjacent Moore and Monte Negro pits, are listed in Table 15-1.

TABLE 15-1 PUEBLO VIEJO MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Pueblo Viejo Project

Area/Category					Contained Metal
	Tonnage (Mt)	(g/t Au)	Grade (g/t Ag)	(% Cu)	Gold (M oz)	Silver (M oz)	Copper (M lb)
Monte Negro Pit
Proven	13.8	3.3	22.4	0.07	1.5	9.9	20.5
Probable	91.3	2.6	16.1	0.07	7.5	47.1	144.3
Sub-total Monte Negro	105.1	2.7	16.9	0.07	9.0	57.1	164.8
Moore Pit
Proven	10.6	3.1	24.0	0.14	1.1	8.2	31.5
Probable	157.9	2.7	16.3	0.11	13.8	82.8	382.4
Sub-total Moore	168.4	2.8	16.8	0.11	14.9	91.0	413.9
Stockpiles (Proven)
Low Grade Stockpile	5.7	2.2	20.6	0.04	0.4	3.8	5.3
Medium Grade Stockpile	3.5	3.6	33.8	0.05	0.4	3.8	3.5
High Grade Stockpile	2.7	6.4	53.7	0.05	0.6	4.6	3.0
Sub-total Stockpiles	11.8	3.6	32.0	0.05	1.4	12.1	11.8
Totals
Proven	36.2	3.4	26.0	0.08	3.9	30.2	63.8
Probable	249.2	2.7	16.2	0.10	21.4	129.9	526.7
Proven + Probable	285.4	2.8	17.5	0.09	25.3	160.2	590.5
Barrick (60%)	171.2	2.8	17.5	0.09	15.2	96.1	354.3
Goldcorp (40%)	114.2	2.8	17.5	0.09	10.1	64.1	236.2

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Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	No cut-off grade is applied. Instead the profit of each block in the Mineral Resource is calculated and included in the reserve if the value is positive.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.
4.	Totals may not add due to rounding.

CLASSIFICATION CRITERIA AND RANKING INDEX

To estimate the Mineral Reserves and to develop the associated mining schedule, the profit, or value, for each block in the Mineral Resource model was calculated. The profit takes into account metal grade, sulphur content, time required for processing, processing plant recoveries, and costs in determining the value of a given block.

Profit = Revenue – Costs, in $/t.

Unit Revenue = [Gold grade (oz/t) x Gold Rec. (%) x Gold price ($/oz) x (1 – 0.032) x Payable Metal – Gold TC&RC($/t)] + [Silver grade (oz/t) x Silver Rec. (%) x Silver price ($/oz) x (1 – 0.032) x Payable Metal – Silver TC&RC($/t] + [Cu grade (lb/t) x Cu Rec. (%) x Copper price ($/lb) x (1 – 0.032) x Payable Metal – Copper TC&RC($/t)]

It should be noted that the cost for each block considers all operating and sustaining costs – mining, processing, general and administrative (G&A)—plus the incremental sustaining capital associated with the El Llagal and La Piñita tailings storage facilities. Accordingly, any block showing a Profit higher than zero, is a block of ore, i.e., eligible to be fed to the plant.

To further optimize the block value, a Ranking Index is applied to each block of the Mineral Resource model. This allows blocks with better gold, silver, and copper grades, and lower sulphur grades, to be selected for earlier mining and processing (higher sulphur means longer processing time and reduced daily plant capacity).

The following is used to calculate the treatment rate in tonnes per hour:

•	Treatment rate = 1,000 t/hr, for S ≤ 6.79%

•	Treatment rate = (67.9/S%) t/hr, for S > 6.79%

The Ranking Index is then calculated by multiplying the profit (per tonne) by the treatment rate (tonnes per hour) for each block:

Ranking Index = (Profit/tonne) x (tonnes/hr) = Profit/hr

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Measured and Indicated Resource blocks are treated as potential mill feed, while Inferred Resource and unclassified blocks are treated as waste and assigned a zero value in the Ranking Index.

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16 MINING METHODS

SUMMARY

The Pueblo Viejo property was the site of gold mining operations under the ownership of Rosario until March 2002. The operations of Rosario were based on exploitation of the oxide zone in two principal mineralized areas, Monte Negro and Moore. Mining in the Moore deposit stopped early in the 1990s owing to ore hardness and high copper content, which resulted in high cyanide consumption. In the Monte Negro deposit, mining ceased in 1998 and stockpile mining continued until July 1999, when the operation was shut down. In 24 years of production, the Pueblo Viejo Mine produced a total of 5.5 M oz of gold and 25.2 M oz of silver.

Suspension of the operations of Rosario was directly related to exhaustion of oxide zone resources and the need to develop suitable technology for commercial exploitation of the underlying sulphide mineralization.

During 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. Placer won the bid and negotiated a Special Lease Agreement (SLA) for the Montenegro Fiscal Reserve. The SLA became effective on July 29, 2003.

In February 2006, Barrick acquired control of Placer Dome Inc. (Placer) and in December 2007 prepared a feasibility study of the Project (the FSU). Mine development began in August 2010. Current mine activity is in the Monte Negro 1 and Moore 1 phases. Mining is by conventional truck and shovel method.

The EOY2011 Mineral Reserves as reported in Table 15-1 are the basis for this Technical Report. Whittle analysis has been used for pit optimization. Compared to EOY2010 Mineral Reserves, contained gold increased from 23.7 Moz to 25.3 Moz, contained silver increased from 147.3 Moz to 160.2 Moz, and contained copper increased from 532.1 Mlb to 590.5 Mlb. Gold reserves increased by 2.5 Moz as a result of an increase in the price of gold from US$975 to US$1200/oz and new pit slope angles. Grade control drilling completed in 2010 in addition to higher fuel costs and limestone mining cost reduced reserves by 0.8 Moz. Ore tonnes increased from 254.6 to 285.3 Mt, and the total pit size is now 619.8 Mt. Pit sizes remain constrained by tailings dam capacity.

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Until first ore is processed, all run-of-mine (ROM) ore is stockpiled in three locations, for high grade, medium grade, and low grade material. By the start of plant operation in July 2012, the total ore on stockpile is scheduled to be 21 Mt. Total ore on stockpiles will reach a maximum of approximately 152 Mt in 2029.

The initial pre-stripping requirement is very low as previous mining has left ore outcropping on surface. The waste to ore ratio increases by 21%, between pit optimization and the final pit design. This indicates that the final pit design is sub-optimal and there is scope to further optimize the pit design and improve the economics of the Project.

The pit stages have been chosen to facilitate the early extraction of the higher grade ore. Elevated initial cut-off grades have been used for this purpose. Notwithstanding, the driver of the mine schedule will be the sulphur blending requirement. This variable is as important as the gold grade, because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs, all strongly depend on a very stable, low-variability sulphur content in the plant feed.

All waste rock from the Moore and Monte Negro pits will be hauled to the El Llagal tailings area, with potential acid generating waste being submerged in the tailings facility. An eight kilometre haul road has been constructed to link the pit area to the TSF.

The processing method requires a significant amount of limestone slurry and lime derived from high quality limestone. Limestone quarries, located approximately two kilometres from the Project, have been in production since 2009.

Processing higher grade ore in the early years, while stockpiling lower grade ore for later processing, results in a mine life of 18 years and a processing life of 36 years. In years 2012 to 2029, total material movement, including limestone, averages approximately 43 Mtpa, and about 66% of ROM ore is stockpiled for later processing.

The following sections are based on Barrick (2012) and AMC (2011).

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OPEN PIT OPTIMIZATION

The Lerchs-Grossmann algorithm contained in the Whittle software package has been used for pit optimization and sensitivity analysis, with a set of nested pit shell surfaces being generated by varying the Revenue Factor (RF). Results presented in the following sections correspond to the latest work done by PVDC in December 2011 (Barrick, 2012).

The December 2011 topographic surface of the site was used in the analysis. Pit shell generation was unconstrained by infrastructure as all major facilities will be outside the ultimate pit design and area of influence.

It should be noted that most of the parameter values have been tested in preceding runs. The operating costs used, particularly, have been taken from existing LOM Plan versions and correspond to an operation designed for processing 24,000 tpd and mining approximately 100,000 tpd ROM total material (excluding rehandle).

RESOURCE MODEL

The Mineral Resource block model used was the “PV10m_0611”, released for long term planning purposes in June 2011. Original blocks of 10 m x 10 m x 10 m were used (no reblocking was done).

Grades relevant to the economic value calculation for each block are gold, silver, copper, and sulphur. Zinc does not contribute to block value as this metal is not recovered into a saleable product in the current Project.

Only Measured and Indicated Resources have been used for revenue estimation in the pit optimization and mine design work. Inferred Resources within the mine design have been considered as waste and have only been reported to indicate possible opportunities for additional mining inventories.

GEOTECHNICAL INPUT—SLOPE ANGLES

Geotechnical domains and recommended inter-ramp pit slope angles were originally designed by Piteau Associates Engineering Ltd. in 2005.

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In March 2011, SRK Consulting presented a simplified slope set to use for final pit optimization. It is based on four main lithological groups: Sediments, Pyroclastics, Lavas and Mudstone Carbonaceous Sediments (SKM). Recommended maximum inter-ramp slope angles are a function of the mean dip direction of the pit wall, as described under Mine Design Factors.

ECONOMIC INPUTS

Commodity prices used for pit optimization runs upon which the Mineral Resource and Mineral Reserve estimates are based are summarized in Table 16-1.

TABLE 16-1 METAL AND COMMODITY PRICES USED FOR PIT OPTIMIZATION

Barrick Gold Corporation – Pueblo Viejo Project

Metal Prices	Reserve	Resource

Gold	$1,200.00/oz	$1,400.00/oz

Silver	$20.00/oz	$28.00/oz

Copper	$2.75/lb	$3.25/lb

Zinc		$1.00/lb

Principal Commodity Price

Electricity	$125.5/MWh	$132.5/MWh

Diesel Fuel	$85/bbl WTI	$95/bbl WTI

Mining costs for ore, waste, and ore rehandling were based on 2012 LOM plan average mining costs (Table 16-2). All operating cost estimates are based on an ore processing rate of 24,000 tpd.

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TABLE 16-2 MINING AND PROCESSING COSTS USED FOR PIT

OPTIMIZATION

Barrick Gold Corporation – Pueblo Viejo Project

	Reserve	Resource
Mine Cost
Ore	$2.24/t	$2.59/t
Waste	$3.15/t	$3.25/t
Rehandle	$1.58/t	$1.58/t

Process Cost	S <= 6.79%, PC = 16.41 + 111.5*P + 13.5*S + 979*S*P + 0.61*Cu S > 6.79%, PC = 9.07 + 25.2*P + 121.5*S + 2251*S*P + 0.61*Cu

Where: PC = Processing cost ($/t) P = Power costs ($/kWh) S = Sulphur grade (fraction) Cu = Contained copper (lb)

Smelting, refining costs, and royalties were not modified from those used for the EOY 2010 assumptions. They are presented in Table 16-3.

TABLE 16-3 SMELTING AND REFINING COSTS AND PAYABLE METALS

USED FOR PIT OPTIMIZATION

Barrick Gold Corporation – Pueblo Viejo Project

	Reserve	Resource
Payable Metals (%)
Gold	99.925	99.925
Silver	99.000	99.000
Copper	96.500	96.500
Zinc		100.000

Smelting/Refining and Transport
Gold	$1.10/oz recovered	$1.10/oz rec
Silver	$1.10/oz recovered	$1.10/oz rec
Copper	$0.30/lb contained	$0.30/lb contained
Zinc		$0.04/lb produced

Royalties	3.200% applied against metal sales

G&A costs were updated from the LOM 2011 budget to 5.63 US$/tonne

Mine operating costs associated with the construction of the TSFs have been allocated as capital costs to Upper and Lower Llagal and La Piñita, by material type, as follows:

• LLO, lower Llagal cost per ore tonne	US$0.81

• LLW, lower Llagal cost per waste tonne	US$0.31

• ULO, upper Llagal cost per ore tonne	US$1.33

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• ULW, upper Llagal cost per waste tonne	US$0.51

• La Piñita cost per ore tonne	US$1.37

METALLURGICAL INPUTS

Metallurgical recoveries for gold, silver, and copper were defined for each ore type, using the variable “mettype” stored in the Mineral Resource block model. See Section 13 for a discussion of the metallurgical ore types and corresponding recoveries.

OPTIMIZATION RESULTS

Table 16-4 lists the global rock tonnages for the series of nested pit shells obtained in optimization runs. Constrained by the total tailings capacity, pit #19 was selected for the EOY2011 Reserves. This shell is sub-optimal in terms of Net Present Value (NPV) because of this constraint.

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TABLE 16-4 PUEBLO VIEJO PIT OPTIMIZATION – TOTAL TONNAGES PER PIT SHELL

Barrick Gold Corporation – Pueblo Viejo Project

Final pit	Revenue Factor	tonne in place specified	Waste specified tonne processed	tonne processed specified	vol tailings req
		x1000	x1000	x1000	x1000
1	0.25	32,721	11,217	21,504	32,221
2	0.275	41,299	13,312	27,987	41,323
3	0.3	56,140	19,247	36,892	55,280
4	0.325	71,775	22,938	48,837	71,969
5	0.35	85,614	26,624	58,990	86,416
6	0.375	112,619	36,819	75,799	112,282
7	0.4	139,526	41,655	97,872	142,176
8	0.425	175,609	53,685	121,924	177,969
9	0.45	209,435	66,239	143,196	210,537
10	0.475	227,190	73,035	154,154	227,471
11	0.5	238,592	77,235	161,357	238,475
12	0.525	250,868	81,623	169,246	250,426
13	0.55	284,516	100,483	184,033	277,890
14	0.575	313,330	115,631	197,699	302,186
15	0.6	393,322	161,616	231,706	366,593
16	0.625	461,872	204,863	257,009	418,815
17	0.65	502,175	231,278	270,898	448,755
18	0.675	557,007	270,116	286,891	487,240
19	0.7	588,381	290,992	297,388	510,303
20	0.725	660,079	346,279	313,800	557,145
21	0.75	700,682	373,537	327,146	586,807
22	0.775	724,074	390,473	333,601	602,941
23	0.8	756,751	415,118	341,634	624,718
24	0.825	839,308	479,185	360,123	678,337
25	0.85	871,538	503,488	368,050	699,819
26	0.875	907,843	529,373	378,470	725,170
27	0.9	937,837	551,485	386,352	745,552
28	0.925	957,161	566,165	390,996	758,347
29	0.95	995,839	597,125	398,714	782,738
30	0.975	1,016,252	613,063	403,190	795,922
31	1	1,074,387	662,218	412,169	830,553
32	1.025	1,094,805	679,729	415,076	842,525
33	1.05	1,108,447	690,811	417,636	851,003
34	1.075	1,121,106	701,189	419,917	858,796
35	1.1	1,142,000	719,091	422,909	871,061
36	1.125	1,156,255	731,282	424,973	879,446
37	1.15	1,171,421	744,238	427,183	888,378
38	1.175	1,214,302	783,119	431,183	911,893
39	1.2	1,252,605	817,469	435,136	933,191
40	1.225	1,284,364	846,809	437,556	950,187
41	1.25	1,296,269	857,517	438,752	956,781

SENSITIVITY OF PIT LIMITS TO GOLD PRICE AND COSTS

The sensitivity of the pit limits to gold price was examined. Gold prices used were US$1,000/oz, US$1,200/oz, and US$1,400/oz, while silver and copper prices were maintained constant and no TSF capacity constraint was applied. Results of the constraint cases are summarized in Table 16-5.

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TABLE 16-5 PUEBLO VIEJO BASE CASE AND SENSITIVITIES

Barrick Gold Corporation – Pueblo Viejo Project

	US$1,000 Proven and Probable			US$1,200 Proven and Probable			US$1,400 Proven and Probable
Open Pit	Tonnage (000 t)	Grade (g/t Au)	Contained Gold (000 oz)	Tonnage (t)	Grade (g/t Au)	Contained Gold (000 oz)	Tonnage (000 t)	Grade (g/t Au)	Contained Gold (000 oz)
Monte Negro	120,008	2.790	10,765	170,587	2.484	13,622	208,320	2.287	15,317
Moore	177,840	2.863	16,372	211,629	2.653	18,048	237,108	2.512	19,152

Total	297,848	2.834	27,137	382,215	2.577	31,670	445,428	2.407	34,470

The impacts of varying mining costs, process costs, and gold price from -20% to +20% on the gold content in the pit are expressed in the spider diagram presented in Figure 16-1. The base case is the Whittle pit shell at RF=1. An increase of 20% in process costs would result in a decrease of 0.3 Moz contained gold, while a decrease of 20% in process costs leads to an increase of 0.2 Moz contained gold. Reserves are more sensitive to a reduction in gold price, dropping 2.9 Moz when the price decreases 20% and gaining only 1.7 Moz when the price increases by 20%.

FIGURE 16-1 SENSITIVITY OF RECOVERED GOLD TO VARIOUS

PARAMETERS

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FINAL (ULTIMATE PIT) SELECTION AND DESIGN

Currently, the capacity of the TSF available for the Project (519 Mm3) is lower than the total ore contained in the RF=1 optimum pit shell. Accordingly, pit shell selection is driven by the TSF capacity. In general, one tonne of ore will produce approximately 1.5 t of mixed tailings—CIL and HDS precipitate (see Section 13). Based on a settled dry density study done by BGC, these tailings will have an overall LOM average dry density of 1.2 t/m3. For the current assessment, the waste dumps generally do not advance over tailings and a uniform density of 2.1 t/m3 has been assumed for the waste rock. Therefore, the tailings plus waste storage capacity required for a given amount of ore and waste is defined by:

Volume of Tailings plus Waste Storage (m3) = Ore tonnes *(1.5/1.2) + Waste tonnes / 2.1

This relationship is used to calculate the required capacity indicated in column “vol tailings req” in Table 16-4. Given the storage capacity of 519 Mm3 that is currently available, the maximum pit size is limited to pit shell 19, which requires approximately 510 Mm3 of storage capacity for its tailings plus waste.

The current final pit design is based on pit shell 19. Design parameters used are as follows:

•	Bench height is 10 m for Monte Negro and Moore pits. No double or triple-benching except in reduced and limited sectors.

•	Main roads are designed with 30 m width and 8% gradient, except on the bottom three benches which are 25 m width at 10% gradient.

•

Berm widths and bench face angles are read directly from the block model. They are based on four main lithological groups and the wall orientation. Bench face angles (BFA) are set to a maximum of 75[o] and inter-ramp angles (IRA) vary between 46[o] and 52[o] for sediments, pyroclastic rocks and lavas, resulting in a catch bench width ranging from 10.3 m to 13.3 m. For mudstone carbonaceous sediments (SKM), a 65[o] BFA and 35[o] IRA is recommended, with 9.6 m berm width. Recommendations were made by SRK Consulting (SRK) to PVDC in March 2011.

The resulting final pit design is shown in Figure 16-2. The comparison of this design with respect to pit shell 19 is presented in Table 16-6.

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FIGURE 16-2 FINAL PIT DESIGN BASED ON PIT SHELL 19

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TABLE 16-6 PUEBLO VIEJO PIT OPTIMIZATION – COMPARISON

BETWEEN THE FINAL PIT DESIGN AND PIT SHELL 19

Barrick Gold Corporation – Pueblo Viejo Project

Item	Unit	Whittle Pit Shell Model 0611	Design Evaluated with Model 0611*	%Var (Design- Shell)
Ore	000 t	297,388	285,357	-4.05%
Au Grade	g/t	2.759	2.756	-0.10%
Ag Grade	g/t	17.331	17.458	0.73%
Cu Grade	%	0.096	0.094	-2.12%
Au Contained	000 oz	26,381	25,289	-4.14%
Ag Contained	000 oz	165,703	160,166	-3.34%
Waste	000 t	290,992	334,436	14.93%

Total	000 t	588,380	619,793	5.34%

*	Includes stockpile status estimated at end of December 2011

The waste to ore ratio (strip ratio) for pit shell 19 is 0.98:1. The strip ratio increases to 1.17:1, i.e., by 19% in the final pit design. This indicates to RPA that the final pit design is sub-optimal in relation to the pit optimization. There may be scope to further optimize the pit design and improve the economics of the Project.

MINE DESIGN FACTORS

ORE PROCESSING RATE – SULPHUR DEPENDENCY

The ore processing rate and the nominal plant capacity for the Project is set at 24,000 tpd. The capacity of the processing plant is limited by the rate at which the four autoclaves can process sulphur, which is constrained by oxygen availability. A “cap” of 407 tpd of sulphur per autoclave has been stipulated for ore delivery to the mill. At 6.79% sulphur, this equates to 24,000 t of ore containing 1,630 t of sulphur being processed per day. This figure is matched, with plant availability taken into consideration, to the design capacity of the crushing-grinding circuit and the processing plant as a whole. Figure 16-3 illustrates the daily throughput as a function of sulphur content. The ultimate capacity of each autoclave is somewhat above 407 tpd but, for control of mill feed purposes, that has been deemed to be the maximum.

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FIGURE 16-3 PLANT DAILY ORE TREATMENT CAPACITY AS FUNCTION

OF S CONTENT

Figure 16-3 clearly shows the importance of maintaining the sulphur content of the ore to be processed at or below 6.79%. Based on the Mineral Resource block model, the average sulphur content of the resource is approximately 6.0% (AMC, 2011), while the EOY2011 reserves within the Whittle pit design have an average sulphur grade of 7.7%. This indicates that for a significant period during the LOM, the plant will have to handle more than the desired 6.79%, reducing the ore tonnage throughput to maintain desired maximum daily sulphur mass. The current strategy depends in part on an expected sulphur decay when the ore is exposed to the environment while on ROM stockpiles. That expected decay rate is defined as:

Decayed Sulphur Grade (%) = (1 – 0.0118) ^N, Where N is the number of years the rock has been exposed.

Figure 16-4 shows this relationship. For example, it is expected that after about 19 years of environmental exposure, the sulphur grade of the stockpiled ore will have reduced by approximately 20%. The decay relationship was applied by PVDC to the in-situ sulphur grades, assigning N as the time scheduled to have elapsed between stockpiling and reclaiming the ore.

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FIGURE 16-4 SULPHUR GRADE DECAY MODEL FOR ORE IN

STOCKPILES

In RPA’s opinion there is a risk of not achieving the planned throughput of 24,000 tpd in some years during the LOM considering that the average sulphur grade of the reserves in the final pit design exceeds 6.79% and the expected sulphur content decay could be slower than calculated. In the worst case scenario, the processing rate could drop to 22,000 tpd.

METALLURGICAL RECOVERY

The ore has been divided into five metallurgical domains by PVDC (see Section 13 of this report) with gold recovery equations based on the results of metallurgical testwork. The weight average recovery of each metallurgical ore type will be used to predict the average metallurgical recovery of the stockpiles. The block Rating Index (profit per hour) is mostly affected by gold grade and sulphur grades, and these two parameters are the main drivers of the stockpiling strategy.

SLOPE STABILITY ANALYSIS AND DESIGN—GEOTECHNICAL PARAMETERS

SRK was retained to provide geotechnical slope design and blasting criteria for the Project and in March 2011 presented a simplified set of slopes to be used in final pit optimization.

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The SRK pit slope design considered the pit layout based on Placer’s 2004 geologic model. The size of the open pit has subsequently increased and additional geological and groundwater information has been obtained. For SRK’s design, information was gathered from an investigation program that included geotechnical drilling and mapping, documentation of existing slopes, geomechanical core logging, field point load index testing, and sampling for laboratory rock mechanics testing (direct shear and uniaxial compressive strength). Field data included structural information, rock mass quality and estimated blast damage.

As described earlier in this section, the SRK set of slopes is based on four main lithological groups: sediments, pyroclastic rocks, lavas, and SKM. Recommended maximum inter-ramp slope angles are function of the mean dip direction (DDR) of the pit wall, as detailed in Table 16-7.

TABLE 16-7 IRA AND BFA FOR SEDIMENTS, PYROCLASTIC ROCKS AND

LAVAS

Barrick Gold Corporation – Pueblo Viejo Project

Wall Mean DDR		50th Pct. BFA (o)	Design BFA (o)	Berm Width (m)	Max IRA
From	To
Sediments (VKSI, VS & VC)
0	165	90	75	10.3	52
165	210	84	75	13.3	47
210	235	90	75	10.3	52
235	260	86	75	13.3	47
260	295	90	75	10.3	52
295	325	84	75	14.0	46
325	360	90	75	10.3	52
Pyroclastic Rocks (PAL, PDL, PDTQ & PB)
0	180	90	75	10.3	52
180	210	86	75	12.0	49
210	295	89	75	10.3	52
295	325	85	75	14.0	46
325	360	90	75	10.3	52

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Wall Mean DDR		50th Pct. BFA (o)	Design BFA (o)	Berm Width (m)	Max IRA
From	To
Lavas (La)
0	60	90	75	10.3	52
60	125	87	75	12.0	49
125	165	84	75	13.3	47
165	265	90	75	10.3	52
265	325	87	75	13.3	47
325	360	90	75	10.3	52

Bench face angles were set to a maximum of 75o to ensure that sufficient catch bench widths were retained until blasting and excavation techniques could be verified. With the recommended IRAs, this will result in catch bench widths ranging between 10.3 m and 13.3 m, which still exceed the minimum width recommended for a 20 m bench height.

For the SKM, it was assumed that dewatering was in place and an IRA of 35o, a BFA of 65o, single 10 m benches, and 9.6 m berm width were recommended.

New slope angles recommended by SRK resulted in a pit with less stripping, which added 0.312 Moz to reserves.

It is noted that any depressurization work may be time consuming and potentially disruptive to the mining schedule; however, there appears to be sufficient flexibility in the mining plan for this not to be a major issue.

Inter-ramp slope angles of 38o to 50o degrees are deemed reasonable for the rock types to be encountered.

MINE PRODUCTION AND TOTAL MATERIALS HANDLING SCHEDULE

MINE PHASE (PUSHBACK) DESIGN PARAMETERS AND SEQUENCING

Design Parameters: The final pit and intermediate phase designs consider the following parameters:

• Bench height:	10 m

• Minimum phase floor width:	70 m (at working bench)

• Road width:	30 m

• Maximum road gradient:	8% in-pit and 10% out of the pit.

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A simplification of the 2007 feasibility study matrix of inter-ramp angle IRA, BFA, and bench height has been used for the pit. The slope design recommendations that have been developed more recently by SRK have not yet been applied.

Minimum operational width has been established at 70 m. All of the pushbacks exceed the minimum width, except for Moore Phase 0, which is close to the minimum.

Pit internal and external roads were designed at 30 m width, adequate for medium-size trucks. In general, ramp slopes were designed at 8%, except for the last three benches of each phase where the maximum ramp slope is 10%.

Sequencing Method: Whittle nested pit shells were used as a guide to define mining sequence, considering minimum pushback width and economic contribution. The sequence follows the Ranking Index (higher value means higher priority), except where this is not possible for geometry reasons.

SULPHUR BLENDING AND ORE STOCKPILING

The pit stages have been chosen to facilitate the early extraction of the most profitable ore. Elevated initial cut-off grades have been used for this purpose. Notwithstanding, the driver of the mine schedule will be the sulphur blending requirement. This variable is as important as the gold grade, because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs, all strongly depend on a very stable, low-variability sulphur content in the plant feed. As shown in Figure 16-3, a decline in process plant capacity can be expected as soon as sulphur content exceeds 6.79%. Such a capacity reduction is acceptable for short periods of time; however, sulphur content must not be allowed to exceed 10% as the heat generated by the sulphides oxidation reaction can produce severe damage in autoclaves. Conversely, at all times, a minimum sulphur content of 5.3% is required to sustain the auto-fuelled oxidation reaction of sulphides. Accordingly, throughout the pit life, the mining schedule combines a plant feed stream continuously composed of a blend of ore coming directly from benches with ore reclaimed from stockpiles, aimed to maintain an average of 6.79% sulphur with as little variation as possible. This mining requirement implies:

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•	On average, the ROM ore will go partly to the primary crusher and partly to stockpiles.

•	On average, the plant feed will be composed of ROM ore and reclaimed ore from older stockpiles.

•	The total ore stored in stockpiles will, on average, increase year by year, reaching a peak of 152 Mt by 2029.

BASIC CRITERIA FOR MINE/STOCKPILE SCHEDULING

Ore mined is taken to the low, medium, and high grade stockpile locations shown in Figure 16-5. Volumes and tonnages are calculated from the survey monthly surfaces, and grades are obtained from the Grade Control model.

•	Low grade is cut off to 3.0 g/t Au. There are three bins separating 0 – 5% S, 5% – 8% S and >8%S.

•	Medium grade is 3.0 g/t Au to 4.5 g/t Au, using the same three grades of sulphur.

•	High grade is above 4.5 g/t Au, split in 0 – 7.8% S and >7.8% S.

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FIGURE 16-5 ORE STOCKPILE LOCATIONS

From AMC (2011)

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.The stockpiling strategy has been designed taking into account the following:

•	High grade feed to four autoclaves. (Highest gold with approximate sulphur grade of 6.75%, which is just below the optimal sulphur feed.)

•

High grade, high sulphur feed to allow the blending up of the HG 4 autoclave stockpile to achieve the 6.79% S feed. (Increased blending ratios when one or more autoclaves are offline and the available sulphur feed is higher.) It is operationally less risky to blend up.

•

Medium grade, low sulphur stockpile on the high grade stockpile to allow blending down of the feed if sulphur grades are too high. This may reduce the feed gold grade but will optimize the sulphur grade, as a too high sulphur feed has a significantly detrimental impact on the metallurgical process.

•

Maximizing NPV and cash flow by mining first those blocks identified as per the Ranking Index parameter. This maximization is constrained by the requirement for an average of 6.79% S for any period of time. Such maximization requires substantial use of stockpiled material and the corresponding additional rehandling costs.

•	Whenever possible, the maximization will prefer feed from ROM ore above reclaimed ore in order to minimize rehandling cost.

•	Gradual ramping up to full plant capacity at 24,000 tpd in late 2013, as the four autoclaves become fully operational.

•

Two or three active production phases at any time, with a minimum of two phases supplying ore to the plant for sulphur blending purposes. Maximum production rate per phase and per period established according to the geometry of the phases and the number of loading units that can work continually within that geometry.

•	Average of seven to eight sinking benches per annum.

•	On average, about four days per year of non-production has been allowed due to severe weather events.

PRE-PRODUCTION MINE WORKS

Mine development began in August 2010. The initial pre-stripping requirement is very low as previous mining has left ore outcropping on surface. Current mine activity is in the Monte Negro 1 and Moore 1 phases. Until first ore is processed, all ROM ore is being stockpiled; by the start of the plant feed in July 2012, the total ore on stockpile is scheduled to be 21 Mt.

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Additionally, since 2009, the limestone quarries have been in production. Prior to plant start-up, roads to connect both pits with the primary crusher, the two stockpile areas, and the El Llagal tailings/waste rock facility will be constructed.

CUT-OFF GRADE STRATEGY

The Ranking Index parameter, which accounts for block value as well as treatment rate, is used to maximize NPV of cash flows. Ranking Index cut-off grades based on profit per hour were established for each period and for each category of high, medium, and low sulphur content.

ORE CONTROL AND STOCKPILING STRATEGY

Ore blending for sulphur content, and early processing of high grade ore are key to maximizing NPV. Stockpile management and ore control practices, therefore, will be a prime consideration. The current proposed scheme for stockpile segregation considers 12 bins whose boundaries are based on both gold and sulphur contents in the blasted rock. Bins are in a matrix arrangement. On one axis is gold grade, on the other the sulphur content. Major groups of bins along the gold grade axis will be:

•	Waste group: gold grade equal or less than the reserve cut-off (i.e., Ranking Index < 0; this value is approximately. equivalent to 1.5 g/t Au).

•	Low Grade group: gold < 3.0 g/t.

•	Medium Grade group: 3.0 g/t < Au < 4.5 g/t.

•	High Grade group: gold > 4.5 g/t.

There will be no regular waste dumps. All waste (except the waste that is produced before the process plant starts) will be placed inside the TSF and submerged. The waste and the mineralized waste will be deposited adjacent to, but separate from, each other, both eventually submerged by tailings. Waste that is produced before the process plant is commissioned will temporarily be stored on the Low Grade Stockpile and at the soonest opportunity it will be rehandled to the El Llagal TSF.

PVDC recognizes that recovering the mineralized waste in future will be difficult, but is potentially achievable if the economic conditions justify the expense.

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All three of the upper (ore) categories will be eligible to feed the plant directly from the mine or to be allocated to stockpiles. Depending on the sulphur content, both the Low Grade group and the Medium Grade group will each be split into three bins, while the High Grade group will be split into two bins. The stockpiling and blending plan calls for storing each of these eight subcategories in well separated stockpiles.

The stockpile strategy is based, in part, on that in use at the Barrick Kalgoorlie (KCGM) operation in Australia, which allows for mixing of mined material on and off the stockpile. PVDC evaluated stockpile stability using accepted methodology. Analysis was performed at three sections, with results showing both static and dynamic stability, and only minor deformation under severe earthquake conditions.

MINE LIFE AND MATERIAL MOVEMENT

Processing higher grade ore in the early years, while stockpiling lower grade ore for later processing, results in a mine life of 18 years and a processing life of 36 years. In the steady state mining years (2012 to 2029), total material movement, including limestone, averages about 47 Mtpa, and about 84% of ROM ore is stockpiled for later processing. The total ROM material movement scheduled from the pit has been capped at 35 Mtpa. The mining schedule is summarized in Figures 16-6, 16-7, and 16-8.

FIGURE 16-6 MINE YEARLY ROM

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Maximum gold and silver production are achieved in years 2012-2017 when the Au grade delivered to the plant is over 4 g/t and a total of 6 Moz gold and 30 Moz silver are recovered. The maximum ore stockpile capacity requirement is approximately 150 Mt reached in 2029. Figure 16-7 indicates annual material movement rates throughout the life of the Project.

FIGURE 16-7 MINE ANNUAL MOVEMENT

Excluding Quarries

Including Quarries

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ORE PRODUCTION RATE

Figure 16-8 illustrates the annual proportion of ore to crusher direct from the mine and from medium-to-long term stockpiles.

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FIGURE 16-8 PROPORTION OF ORE TO CRUSHER DIRECT FROM MINE

AND FROM STOCKPILES

A major item with respect to gold production is the ability of the mine to produce ore at the metal grade and sulphur content levels required to satisfy the processing schedule. In this regard, there is a particular risk in 2012 when autoclave capability is still building, but high gold production is projected. A good understanding of high grade areas and their extent, together with very selective mining practice and a disciplined stockpiling process, will be necessary to achieve the scheduled mill feed. The RC grade control drilling undertaken in the initial mining areas of Moore and Monte Negro is designed to achieve this aim.

SHORT-TERM PLANNING

The early years of the Project (2012- 2017) are particularly important in terms of setting up the mining process and then delivering early high grade ore. To demonstrate the viability of the planned approach the first three years were planned out on a monthly basis.

LIMESTONE CONSUMPTION AND PRODUCTION

Pueblo Viejo operations will require significant amounts of limestone for:

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•	Processing.

•

Tailings storage facility wall construction for the Lower and Upper Llagal and La Piñita facilities. Non-acid generating storage facilities are required, with the walls being raised as the required volume of storage capacity increases.

•	Construction, such as internal roads, diversion channels, and additional dams. Again, non-acid generating material is required.

According to LOM plans, total limestone requirement is as shown in Table 16-8.

TABLE 16-8 PROJECT LIMESTONE REQUIREMENTS

Barrick Gold Corporation – Pueblo Viejo Project

Purpose	Mt
Process	99.8
Road & Construction	108.4
Waste	8.94

Total	217.1

The limestone tonnage required, with acceptable quality, has been located in the surroundings of the project. About 10 Mt will be obtained from the excavations required for processing facilities and workshops, while the remaining requirements will be satisfied from the mining of two quarries, namely Quemados and San Juan. The Quemados quarry will be mined during the first 11 years of operations after which the Lagunas quarry and the Lagunas extension will be mined. Sufficient high quality material (SiO2 content of less than 1%) has been identified, suitable as feed for processing limestone aggregate and lime requirements.

The mining of the quarries has been planned with similar parameters to those for the ore pits, thereby facilitating the sharing of haulroads and mining equipment.

WASTE DUMP SEQUENCING

Waste will be classified and dumped according to its gold and sulphur contents. All designated waste will be located within the TSF area. Tailings will cover the waste rock shortly after its deposition to help minimize acid rock drainage. The waste rock is to be deposited in five metre lifts, with the level of tailings generally maintained close to the advancing crest level of the waste dump.

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To maintain the waste rock level only slightly above the tailings level, two levels of waste rock will generally be maintained: (1) A higher waste dump lift which acts similar to a coffer dam, and (2) a lower lift behind this higher lift. This gives the plan more flexibility to respond to variations in waste rock production rates without curtailing plant (and therefore tailings) production rates.

Waste rock will be deposited in the Lower Llagal facility up to the 245 m level, after which deposition will be done first in the Upper Llagal facility and then in La Piñita.

In RPA’s opinion, the methodology used by PVDC for pit limit determination, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements is in line with good industry practice. However, the capacity of the TSF could present an operational risk. All tailings and potential acid draining waste rock is stored in the Lower and Upper El Llagal tailings dams and the plant throughput is limited by the storage capacity of the TSF. Any additional waste rock, tailings or unexpected water flowing in the TSF could compromise production rates, if only for a limited period of time.

MINE EQUIPMENT

EQUIPMENT REQUIREMENTS

Equipment planning has considered mine design production of approximately 45 Mtpa, including mill feed of 24,000 tpd, reclamation from stockpiles, with simultaneous mining in the limestone quarries and several operating pit phases. The drilling and loading equipment has been selected with the aim of combining high productivity and low cost with high mobility to allow maximum flexibility and selectivity.

Estimates of truck speeds were based on typical values, with correction factors to allow for slower speeds at the benches and at the dumps, and for weather conditions. Truck hours were calculated per period, type of material, and loading unit. Ancillary equipment includes bulldozers, wheel-dozers, graders, and water trucks.

Some equipment will be purchased early to give additional flexibility and redundancy during the particularly critical, initial mining years. Table 16-9 shows the units of mobile equipment purchased during the pre-production and production years of the LOM.

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TABLE 16-9 OPEN PIT MOBILE EQUIPMENT

Barrick Gold Corporation – Pueblo Viejo Project

	Total Units	Pre-Production	Production
	LOM
Hitachi EX3600 Hydraulic Shovel	4	2	2
Cat 994F Front-End Loader	9	2	7
Cat 789C Haul Truck	94	10	84
Sandvik D45KS Drill	5	3	2
Sandvik D55SP Drill	5	2	3
Sandvik DX780 Drill	2	1	1
Grade Control Drill	1	1	0
Cat D10T Track Dozer	8	2	6
Cat D9T Track Dozer	7	2	5
Cat 834H Wheel Dozer	8	2	6
Cat 16M Grader	8	3	5
Cat 777D Water Truck	2	2	0
Cat C345 Hydraulic Excavator	2	1	1
Cat C336 Hydraulic Excavator	5	2	3
Small Water Truck	4	2	2
Lube Truck	2	2	0
Support Truck	2	1	1
Mobile Crane	1	1	0
Low Boy Truck	1	1	0
Tire Handler	1	1	0
Light Plant	50	8	42

RPA is satisfied that the equipment selected and the estimates of equipment requirements are generally appropriate for the combined mining operations.

WORKFORCE REQUIREMENTS

OPERATIONS

Operations workforce requirements have been estimated as a function of the estimated equipment operating hours and in consideration of ancillary mining activities.

A summary of current and future manpower is shown in Table 16-10.

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TABLE 16-10 TOTAL MINE LABOUR PER PERIOD

Barrick Gold Corporation – Pueblo Viejo Project

	LOM Average	Pre- Production	Production
Overhead Staff	62.3	101.0	61.1
Drill Operators	17.3	24.5	17.1
Blasting Operators	0.0	0.0	0.0
Loading Unit Operators	16.3	18.4	16.2
Truck Operators	104.0	49.5	105.6
Support Equipment Operators	75.7	96.2	75.0
Other Operators	0.0	0.0	0.0
Drill Mechanics	9.6	13.6	9.4
Loading Unit Mechanics	9.5	10.8	9.4
Truck Mechanics	54.6	25.8	55.5
Support Equipment Mechanics	24.2	30.1	24.0

Total	373.4	369.9	373.5

TRAINING PROGRAM AND LABOUR BUILD-UP

During pioneering work, PVDC personnel will be working in quarries, control, planning, and management areas. Hiring of operations and maintenance personnel has begun with initial safety training followed by training for individual functions and as equipment is available. The build-up has been planned to include:

•	New operators, mechanics, and staff for maintenance and operations will be hired following a training period of three months.

•	For selection of operators, the Vienna Dover system is used, which tests hand-eye coordination and ability to learn among other skills. The steps following this application are:
•	Medical screening
•	2 week introduction practising teamwork, motivation and leadership.
•	5 weeks classroom and field training

•

The mine has an apprentice training program and works with the Caterpillar agent in Santa Domingo to train graduates from the local Tech High school. The best graduates are offered apprentice positions on the mine. Caterpillar also has personnel on site.

•

The head of training on site is selected from another Barrick operation. In addition, five expatriates and two national trainers are on site. The expats will be replaced by nationals in the middle of 2012.

•

Mine operators work 12 hour shifts, 4 days on and 4 days off. Most staff are on a 5 day work week, although some technical jobs are on a 4 days on/ 3 days off rotation. All personnel have the option to stay free of charge in the camp while working. This is the company’s preferred option in order to avoid fatigue. Approximately 75% of employees are expected to stay in camp.

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•	Staff for technical services is hired 11 months before the start of operations due to the need for detailed design, planning, controls and procedures, etc.

•	Over $4 million has been assigned to train personnel over the life of the mine to ensure a safe and productive workplace.

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17 RECOVERY METHODS

The following description of recovery methods is largely taken from Barrick’s 2007 FSU.

PROCESS PLANT DESCRIPTION

INTRODUCTION

PDVC is currently building the processing plant as described in its December 2007 FSU. The Board approval was obtained on February 20, 2008, and the formal Notice to Proceed was given on February 26, 2008.

Initially, the process plant was to be built using a two phase approach. Phase 1 was to build the process plant with a capacity of 18,000 tpd by installing three autoclaves. Subsequently, a fourth autoclave was to be added, which would increase the capacity to 24,000 tpd as part of an expansion program (Phase 2). Phase 2 would also require additional equipment for some of the other processing units. During the fourth quarter of 2009, PDVC made the decision to accelerate the capital outlay program and to proceed with installing all four autoclaves in a single phase. Therefore, the 24,000 tpd plant is currently being built.

The Pueblo Viejo deposit is a refractory ore that consists primarily of gold and silver intimately associated with pyrite as submicron particles and in solid solution. Therefore, there is a requirement to chemically break down the pyrite to recover the precious metals. In addition, there are cyanide consuming minerals and preg-robbing carbonaceous material in some of the ores. Different processes were investigated, but the selected process was whole ore POX followed by cyanidation. This process has the highest energy cost as well as the highest capital cost, but provides the highest recovery with 88% to 95% of the gold recovered.

The process plant is designed to process 24,000 tpd of ore and will consist of the following unit operations:

•	Crushing

•	Semi-autogenous grinding and ball milling

•	Pebble crushing

•	Pressure oxidation

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•	Hot curing

•	CCD washing

•	Ferric precipitation

•	Copper recovery

•	Neutralization

•	Solution cooling

•	Lime boiling for silver enhancement

•	Slurry dilution and cooling

•	CIL circuit

•	Carbon acid washing, stripping and regeneration

•	Electrowinning (EW)

•	Refining

•	Cyanide destruction

•	Tailings disposal

•	Tailings effluent and ARD treatment

A simplified block flow sheet of the process plant design is provided as Figure 17-1.

FLOW SHEET DESCRIPTION SUMMARY

The ore is ground to an optimum size of 80% passing 80 µm and pressure-oxidized in autoclaves at a temperature of 230°C and a pressure of 3,450 kPa for 60 minutes to 75 minutes. The autoclave product is discharged to a flash tank where heat is released, cooling the slurry to approximately 106°C. It is then transferred by gravity to the hot cure circuit where the slurry temperature is maintained between 100° and 105°C for 12 hours in order to dissolve the basic ferric sulphate that forms during autoclaving.

The next step in the process is to separate the acidic liquors from the oxidized solids within the slurry. This is accomplished using a wash procedure in a three-stage counter-current wash thickener circuit to remove more than 99% of the sulphuric acid and the dissolved metal sulphates. The washed thickened slurry is then contacted with steam from one of the autoclave flash vessels to heat the slurry to 95°C ahead of a two-stage lime boil treatment. Adding a milk of lime slurry to the oxidized slurry effectively raises the pH to the 10.5 to 10.8 range breaking down the silver jarosites, exposing silver minerals to CIL leaching. Lime boil slurry is then diluted with reclaimed water and cooled to 40°C in cooling towers. The cooled slurry is pumped to the CIL circuit.

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FIGURE 17-1 PROCESS FLOW SHEET

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The addition of lime to the lime boil circuit provides sufficient protective alkalinity in the CIL circuit. No further addition of lime is required in this circuit. In the CIL circuit, cyanide is added to dissolve the gold and silver and is contacted with activated carbon to absorb the gold and silver cyanide complexes. Retention time in this circuit varies from 18 hours to 22 hours, depending on the processing rate.

The acidic liquor overflow from CCD thickener #1 is sent to the autoclave plant to quench flash steam. The quench vessel underflow is then treated with limestone in the iron precipitation circuit to remove ferric iron. From there, the overflow from the iron precipitation thickener is forwarded to the hydrogen sulphide precipitation plant to recover the copper. H2S gas is added to the solution to precipitate the copper as CuS. The precipitate is thickened and filtered to produce market grade copper concentrate. Neutralizing the thickener overflow solution is accomplished first with limestone and then with the introduction of lime in the HDS circuit where most of the remaining metal sulphates are precipitated. After neutralization, the slurry is thickened in a high rate thickener. The thickener underflow (sludge) is pumped to the tailings pond while the overflow is cooled and recycled to the process water tank for distribution, including use as wash water in the CCD circuit.

Loaded carbon from the CIL circuit is forwarded to the refinery for acid washing and stripping. The resulting pregnant strip solution proceeds to the EW circuit for gold and silver recovery while the barren carbon travels to the reactivation kiln. A combined gold and silver sludge from the EW cells is filtered, dried, retorted to remove the mercury from the sludge, and smelted to produce bullion bars. The reactivated carbon is recycled to the CIL circuit.

The CIL tailings slurry pours over the safety screens and is pumped to the cyanide destruction circuit. The conventional SO2/air process reduces the cyanide content of the CIL tailings solution from more than 100 g/t cyanide to less than the regulatory maximum of 5 mg/L (5 ppm) cyanide. The detoxified slurry together with the HDS circuit sludge is pumped to the tailings storage facility (TSF).

PRIMARY CRUSHING

The primary crushing station will consist of a primary gyratory crusher equipped with a hydraulic rock breaker to reduce oversize rocks in the dump pocket. Water sprays will

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be provided at the truck dump pocket and an ADS (fogging dust suppression) system will be deployed at the feeder to conveyor transfer point to comply with the dust emission standards in the Dominican Republic.

The ore is transferred from the gyratory crusher station, by an apron feeder onto a stacking conveyor that discharges the ore onto a 16,000 t live capacity stockpile. A belt scale will monitor the material flow rate from the crusher to the stockpile.

A dust control system positioned at the reclaim tunnel below the stockpile will service the material transfer locations. Two variable speed apron feeders under the coarse ore stockpile reclaim the ore and feed a common SAG mill feed conveyor. The feed rate to the SAG mill is monitored by a belt scale installed along the SAG mill feed conveyor. The proposed ore primary crusher has a rated capacity slightly higher than the design rate of 24,000 tpd.

The proposed limestone primary crusher is exactly the same size as the ore primary crusher, and therefore more than adequate for the 12,000 tpd rate.

To counteract critical size build-up in the mill, the SAG mill will be equipped with pebble ports. Oversize pebbles are screened from the discharge and transferred onto a conveyor recirculation loop feeding the material to the pebble crusher, or alternatively bypassing the pebble crusher if it is not in service. The pebble crusher product is conveyed back to the SAG mill feed conveyor. The undersize material is pumped to the cyclone feed pump box.

The ball mill will be in closed circuit with a cluster of fifteen cyclones, with ability to expand to eighteen. The underflow is fed via gravity back to the ball mill feed chute while the overflow flows by gravity over two vibrating trash screens. The undersize material is thickened to approximately 50% solids in a 70 m diameter high rate thickener. The thickener underflow is pumped to the autoclave feed storage tanks while the overflow is recycled to the grinding circuit.

PRESSURE OXIDATION

The selection of the process design criteria and the design of the POX and ancillary processes based on the results of the various test programs were completed by Hatch Ltd. (Hatch).

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The POX facility is comprised of four autoclave circuits, with minimal interconnections to achieve high capacity utilization. Each autoclave circuit includes a high pressure slurry feed system, slurry pre-heater, autoclave vessel and agitators, flash vessels, and gas handling system. The operation of the autoclaves are supported by agitator seal systems, a steam boiler (for start-up), and a high pressure cooling water system for autoclave temperature control.

The autoclave vessels are refractory lined with approximate process dimensions of 4.9 m inside diameter and an overall length of 37 m. The autoclaves will operate at 230ºC and 3,450 kPa, with a retention time of between 60 minutes and 75 minutes depending upon the sulphur grade and feed density.

Oxygen required for the oxidation reactions in the autoclaves is provided from two on-site oxygen plants.

Two of the three autoclave circuit preheating systems are used for slurry feed heating, while the third pre-heating system is used for heating washed CCD underflow slurry prior to the lime boil process. The design incorporates slurry piping interconnections between these preheating systems to allow for maintenance and de-scaling while maintaining capacity utilization. The gas handling design will adopt a solution spray quench process providing over 90% condensation of the flash steam. Depending on the preheating requirements, a portion of the flash steam will be used to preheat autoclave feed slurry or lime boil feed slurry with the remaining steam reporting to the gas handling system. The quenching of the excess flash steam and autoclave vent gas is accomplished with CCD overflow solution. The hot CCD overflow solution then reports to the partial neutralization circuit.

OXYGEN PLANT

Two oxygen plants will be built concurrently. The first air separation unit (ASU) is designed to supply 2,850 tpd of gaseous oxygen as well as trickle liquid oxygen for the first three autoclaves. Although this is a large capacity ASU plant (compared to industry references), it is still well below the largest single ASU plant of 4,300 tpd operating at SASOL, Secunda, South Africa. The second plant which will supply the fourth autoclave will have a capacity of 1,100 tpd contained oxygen.

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The ASU plant design is based on machinery that is widely used in the cryogenic gas industry and will adopt a double column cryogenic distillation process. This is a conventional process for the air separation industry.

HOT CURING

Oxidized slurry produced from the 24,000 tpd capacity rate is held in five cascading tanks in series for a total of 12 hours. Upon expansion to 24,000 tpd, an additional tank will be commissioned to ensure the optimal dissolution of basic ferric sulphate. The slurry feed to the hot cure circuit arrives at approximately 105°C and, based on heat loss calculations performed by Hatch, exits at approximately 100°C. The cured slurry flows by gravity to the first CCD thickener.

CCD WASHING

A three-stage CCD circuit is utilized to treat the slurry from the last hot cure tank. Each thickener will be 70 m in diameter and constructed of 316 L stainless steel walls, floor and rakes. The purpose of this circuit is to wash and separate acid and soluble metal salts from the gold-bearing solids phase prior to the CIL circuit. The slurry is gravity fed to the first stage CCD thickener mix tank where it is diluted with overflow from the downstream CCD thickener. Overflow solution is then sent to the autoclave flash steam quench vessels where it is used to condense and scrub excess steam before proceeding to the ferric precipitation reactors. The balance of the overflow solution is fed directly to the ferric precipitation neutralization circuit ahead of copper recovery. The underflow slurry is pumped to the flash steam preheating vessels in the autoclave area prior to discharge to the silver enhancement lime boil circuit.

As per the design, the nominal wash ratio in the CCD circuit is expected to yield a wash efficiency of 99.0% to 99.5%.

FERRIC IRON PRECIPITATION AND COPPER RECOVERY

The copper recovery circuit will use the hydrogen sulphide precipitation technology to precipitate the contained copper in the CCD wash solution as a copper sulphide concentrate. The process uses bacteria to convert elemental sulphur to H2S gas, which then reacts with copper ions to precipitate copper sulphide (CuS).

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The introduction of limestone in a series of mechanically agitated, stainless steel precipitation tanks works to partially neutralize the CCD overflow solution. The discharge from the limestone neutralization tanks is directed by gravity to the ferric thickener in the copper recovery plant. The pH is closely controlled in the first two precipitation tanks to precipitate ferric iron from the solution while minimizing the amount of copper co-precipitation. The iron precipitate is gravity fed to the ferric thickener, which was sized at the FSU stage to handle the full flow of 24,000 tpd. The thickener underflow sludge is pumped to the neutralization circuit for completion of the neutralization process.

The ferric thickener overflow solution is pumped to the copper contactor circuit where it is mixed with H2S gas. In order to handle the 24,000 tpd production rate, three copper contactors will be mechanically agitated. Closed-top tanks will ensure adequate mixing and gas liquid mass transfer. The H2S gas is produced by a bacterial process, which utilizes sulphur reducing bacteria to convert elemental sulphur into H2S under anaerobic conditions. The two bioreactors are gas-lift loop type reactors that allow the generated H2S gas to be drawn off the head space of the bio-reactor unit and compressed by gas blowers. The compressed gas stream, containing 8% to 10% volume H2S, is sparged into the copper contactor vessels. The barren H2S gas returning from the contactors, saturated with water is dewatered in a condensate knockout stage and returned to the bio-reactor.

The precipitated copper sulphide solution is degassed and fed to a 50 m diameter thickener clarifier to facilitate solids removal. The underflow is then pumped to a secondary dewatering stage. The sulphide filter cake is discharged onto a conveyor delivered to a bagging facility. Bagged concentrate will be containerized and delivered by flatbed trucks from the plant site to a port near Santo Domingo.

The copper clarifier overflow solution is pumped to the high density sludge neutralization circuit.

All of the tank head spaces containing H2S are connected to a common header to effectively capture and control fugitive emissions. The vapour passes through a condensate trap and emergency scrubber unit. It is then compressed by the blower and re-introduced into the bio-reactor vessel.

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HIGH DENSITY SLUDGE NEUTRALIZATION CIRCUIT

Neutralization of remaining acidity and the precipitation of metals and sulphate in the CCD overflow are accomplished in the HDS neutralization circuit. The HDS neutralization circuit will comprise a three stage limestone addition followed by two stages of lime treatment with an additional reactor added to both the limestone and lime circuit during expansion to 24,000 tpd.

The limestone and lime reactor tanks are to be arranged in a staggered, cascading fashion. Step-down elevations along the train will enable gravity flow. Limestone slurry is metered into a mix tank where it is blended with recycled HDS thickener underflow to condition the recycled material and promote the HDS precipitation seeding process. The mix tank overflows into the first neutralization tank and mixes with the cooled copper clarifier overflow solution and ferric thickener underflow product stream.

The neutralized slurry is gravity fed from the final lime neutralization tank to the HDS thickener. The HDS thickener underflow is pumped to the tailings pond via the cyanide destruction tailings pump box. The overflow solution is directed to the HDS thickener overflow tank and pumped to the HDS solution cooling towers.

HDS SOLUTION COOLING

HDS thickener overflow solution is pumped to a bank of eight cooling towers to allow for temperature reduction. The actual cooling requirements are determined by the heat balance. The cooled solution is pumped to the process water tank. It is then distributed for use as CCD wash, limestone grinding and flocculant dilution.

SILVER ENHANCEMENT LIME BOIL PROCESS

The CCD circuit thickener underflow is pumped to the lime boil preheating vessel and using steam from the autoclave flash tanks, is reheated to 95°C. The reheated slurry is treated with lime to effectively break down the silver jarosites formed during the POX and hot cure processing stages. This allows for maximum silver extraction during CIL leaching.

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The lime boil circuit, installed to treat the full production rate of 24,000 tpd, will consist of two agitated tanks. The lime boil slurry is cooled to approximately 40°C in five slurry cooling towers. The cooled slurry is pumped to the CIL circuit where gold and silver are extracted using cyanide and activated carbon.

CARBON-IN-LEACH (CIL) CYANIDATION

A CIL circuit was selected to maximize gold and silver extraction from preg-robbing carbonaceous ore sources in the deposit.

The cooled lime boil discharge is screened for the removal of trash and fed to the first of 11 agitated tanks providing a retention time of approximately 20 hours.

A carbon loading of 2,000 g/t Au is projected from the pilot plant tests carried out at the FSU stage when processing ore grading 5.0 g/t Au or better. This will require a carbon advance rate of 72 tpd for the full 24,000 tpd ore production rate.

The pilot plant tests indicated average gold and silver extractions in the CIL circuit of 92% and 85% respectively. The average cyanide addition is estimated at 1.0 kg/t of CIL feed.

CYANIDE DESTRUCTION

The average total cyanide level in the CIL discharge is estimated at 150 mg/L. The SO2/air process was retained based on the results of pilot plant cyanide destruction testwork conducted by Inco Technology.

The Weak Acid Dissociable Cyanide total cyanide and copper levels in the treated effluent produced during an updated laboratory evaluation of the 2006 pilot plant CIL product showed good effluent quality and met the target levels of less than 1 mg/L.

CARBON ACID WASHING AND STRIPPING

Twelve tonne batches of loaded carbon from CIL Tank #1 are acid washed with diluted hydrochloric acid and rinsed with water before being stripped using the Pressure Zadra elution process. The pregnant solution gravity-flows to the pregnant solution tank and is then pumped at a controlled rate to the EW circuit.

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The stripped carbon is thermally reactivated at a temperature of 700°C in two of three electrically fired horizontal furnaces at a rate of 1,000 kg/h. The kiln exhaust gases vent through a wet scrubber followed by passage through columns packed with sulphur-impregnated carbon designed to remove mercury.

The reactivated carbon is screened to remove carbon fines before being returned to the last CIL tank to replace the forwarded carbon. The fine carbon is transferred to a settling pond and periodically recovered and bagged for sale.

ELECTROWINNING

The pregnant solution or eluate is pumped from the pregnant solution tank to five parallel EW trains. All EW cells will be provided with a gas extraction system connected to a mercury capture system.

Gold and silver, along with trace impurities (mainly copper and mercury), are plated onto punched stainless steel plate cathodes. The barren electrolyte, containing less than 2 g/t Au, flows by gravity to a collection tank from there it is pumped to the barren solution storage tank for recycling to the elution circuit.

The EW cells will use non-basketed cathodes within the sludge-type EW cells to allow for high pressure cathode washing of the gold and silver sludge within the cell unit. The cells will periodically be taken offline to allow for the harvesting of cathodes and the recovery of gold and silver. The resulting gold and silver sludge will be filtered in a plate and frame filter.

REFINING

The gold/silver sludge from the EW circuit may contain up to 5% mercury. If this trace amount is not removed, it will volatilize during smelting and report to the off-gases. To comply with air quality standards, a mercury retort will be provided to remove and recover the mercury from the sludge before smelting.

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The filtered sludge is loaded into boats, dried, and heated in an electric mercury retort. The retort is kept under vacuum, to remove the contained mercury. The gas stream containing the volatilized mercury passes through a water-cooled condenser collecting the mercury in flasks. Sulphur-impregnated carbon columns remove residual mercury from the discharge gas of the condenser.

The mercury-free sludge will be fluxed and smelted using from two to three units at a time among four induction furnaces to produce 1,000 oz bullion bars. The furnaces will be provided with a dust collection gas baghouse system. This collection system will recover the gold- and silver-laden dust generated during smelting and clean the furnace off-gases before discharge in the atmosphere.

TAILING DISPOSAL AND TAILINGS WATER RECLAIM

The detoxified leach residue will be combined with the sludge recovered from the neutralization circuit for disposal to the El Llagal TSF. Earthen containment berms will be installed alongside the tailings pipeline. Any spillage will be directed toward and stored in collection ponds.

The TSF will be built using broken limestone material supply by the limestone quarries as well as a low permeability core of saprolite material recovered from the immediate site. Granular filters material will be imported from off-site or manufactured from quarried rock.

The tailings pumping system will consist of two dual stage slurry pump trains with variable speed drives to regulate the discharge head to match with the gradually rising tailings embankment height. While one unit is operational, the second unit will serve as a standby unit. Spigots will distribute tailings across the tailings embankment towards the upstream side of the storage pond. Additional spigots will be provided to discharge along the eastern and western sides to create a small, supernatant pool in the middle of the storage pond.

A reclaim pump barge will pump the tailings water to the process plant from the supernatant pool. Due to the negative impact of chloride ions in the reclaim water on gold extraction recycling of this tailings water to the process will only be implemented under extreme drought and flood conditions. Within the catchment of TSF, any spillage from the reclaim pipeline will drain into the TSF. Beyond that, the reclaim pipeline will be installed alongside the tailings pipeline, inside the common containment berms for spillage control.

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Seepage from the TSF will be collected in a small pond in front of the main containment embankment. A pumping and pipeline system will return this seepage to the impoundment.

The TSF will also be used to store potentially acid-generating mine waste rock. The material will be trucked to the storage site by way of a haul road. To prevent ARD formation, the waste rock will be kept submerged. The total storage capacity of the TSF will be for 450 million m³ of waste material (waste volume) resulting from storing 262 million tonnes of waste from the processing plant as well as 268 million tonnes of waste rock.

LIMESTONE AND LIME PLANT DESCRIPTION

DESIGN BASIS

The limestone and lime plant design is based on the following estimated reagent requirements as shown in Table 17-1.

TABLE 17-1 LIMESTONE AND LIME PLANT DESIGN BASIS

Barrick Gold Corporation – Pueblo Viejo Project

Item	Limestone (tpd)	Lime (tpd)
Process including neutralization	4,965	1,245
ARD (1 in 200-Year Event)	1,649	146
Tailings Effluent		19
Sub-total (Uncorrected for Purity)	6,614	1,410
Limestone Feed to Kiln	2,300
Total (Corrected for Purity)	8,914	1,484
Design
Limestone Crushing	9,240
Limestone Grinding	9,000
Lime Slaking		1,484

FLOW SHEET

Ground limestone and lime are required to neutralize acidic liquors and to control the pH in the CIL circuit. Lime is also used to adjust the pH of the effluent after water treatment.

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Satisfying the 24,000 tpd ore process requirement includes grinding 9,070 tpd of limestone to 80% passing 60 µm and calcining 2,785 tpd of limestone in vertical kilns to produce 1,484 tpd of lime, all of which will be slaked in a ball mill slaker. The proposed limestone plant will consist of the following unit operations: primary crushing and screening, grinding, calcining, and lime slaking.

PRIMARY CRUSHING AND SCREENING

ROM limestone is crushed to minus 85 mm (P80) in a gyratory crusher (1,067 mm x 1,650 mm) equipped with a rock breaker to break oversize rocks in the dump pocket. Provision is included for the future installation of a dust control system at the primary crushing station if required to reduce fugitive dust emission. The configuration of the limestone crusher is similar to that for the ore. The crusher product is screened and the +50 mm -110 mm intermediate fraction is sent to the kiln circuit for calcination. The balance of the crusher product reports to the limestone SAG mill feed stockpile.

GRINDING

The limestone grinding circuit will consist of a SAG mill (6.70 m dia. x 3.65 m effective grinding length, EGL) driven by a 2,610 kW synchronous motor with a variable frequency drive (VFD) and a ball mill (4.88 m dia x 9.80 m EGL) driven by a 3,540 kW synchronous motor. The SAG mill will be in open circuit while the ball mill will be in closed circuit with a cluster of sixteen hydrocyclones. The limestone slurry is pumped to three agitated storage tanks holding approximately 6,500 tonnes of limestone. This provides 22 hours of storage capacity at peak limestone demand.

LIMESTONE CALCINING AND LIME SLAKING

The lime calcining plant will be designed to process 2,785 tpd of limestone to produce 1,484 tpd of lime required for the ore production rate of 24,000 tpd. The high lime requirement and the availability of high quality limestone deposits near the mine justify the installation of the lime plant.

Three 550 tpd vertical twin-shaft parallel flow regenerative (PFR) lime kilns were selected because of their efficiency. The kilns will be fed with +50 mm -110 mm intermediate screen product produced from the screening circuit.

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Lime is slaked at a rate of 1,484 tpd in a ball mill operating in closed circuit with one hydrocyclone to produce hydrated lime slurry. The lime slurry is pumped to four agitated storage tanks and is distributed from these tanks via lime loops to the lime boil and neutralization circuits, and to the effluent treatment plant.

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18 PROJECT INFRASTRUCTURE

The following description of Project infrastructure is largely taken from AMC’s 2011 Technical Report.

The main road from Santo Domingo to within about 22 km of the mine site is a surfaced, four-lane, divided highway in generally good condition. Access from the main road to the site is via a two-lane, surfaced road. In order to transport the autoclaves, which weigh over 700 t each, a road from the north coast was upgraded instead of the route from Santo Domingo. Upgrading covered road and bridge improvements, clearing of overhead obstructions, erosion control, bypass route construction, clearing utility interferences and work permitting. Gravel surfaced, internal access roads provide access to the mine site facilities. A network of haul roads are being built to supplement existing roads so that mine trucks can haul ore, mine overburden, and limestone from the various quarries.

As well as the existing access roads, current site infrastructure includes accommodation, offices, truck shop, medical clinic and other buildings, water supply, and old tailings impoundments with some water treatment facilities. Some of these facilities are being upgraded or renovated.

The new process plant site will be protected by double and single fence systems. Within the plant site area, the freshwater system, potable water system, fire water system, sanitary sewage system, storm drains, and fuel lines will be buried underground. Process piping will typically be left aboveground on pipe racks or in pipe corridors.

POWER PLANT

Power requirements will be approximately 175 MW for the full 24,000 tpd production rate. Due to the fact that the power supply from the national grid in the Dominican Republic is fairly unreliable, even though some improvements were made over the recent years, PDVC made the decision at the FSU stage not to rely on the national grid to supply permanent power to the site. The current plan for permanent power supply by March 2012 calls for 93 MW from an existing Heavy Fuel Oil (HFO) plant (Monte Rio) located on the coast near Azua. This requires the construction of a 122 km 230 kV dual circuit transmission line and associated substation from the plant to the mine site. To complete power requirements, a new power plant will be constructed at San Pedro de Marcoris with a transmission line to site.

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Due to significant construction delays which have been incurred by the project, PDVC has decided as a mitigation measure to use a temporary alternative to supply power for the forecast commissioning and production ramp-up milestones. The plan is as follows:

•	Supply 13 MW for pre-commissioning from on-site diesel generators

•	Supply an additional 30 MW for commissioning from onsite diesel generators.

•

Complete a temporary connection to the national grid to supply up to 65 MW until March 2012 to operate the processing plant initially at 6,000 tpd (80 MW total site) then eventually 12,000 tpd (107 MW total site).

•	Once the Monte Rio plant starts delivering the planned 93 MW, power requirements from the grid would vary from 15 MW to 37 MW until the new power plant at San Pedro de Marcoris is available.

Construction power for the Project is provided by small 1 MW portable diesel-fired power plants.

It is the opinion of RPA that the permanent plan and back-up plans for supplying power to the site are adequate, although successful implementation remains contingent on a number of factors, including granting all the necessary permits and also resolving current land claims and issues from local residents.

SITE ELECTRICAL SYSTEM

Power will be distributed through the site from the mine main substation via a single 230 kV bus system. In addition, four main transformers will provide power for all site loads, with two being dedicated to the oxygen plants.

In case of interruption, the plant will operate on emergency feed. This will be provided by 15 MW of diesel generation that connects to the main substation for distribution to critical areas such as lighting, communication, and computer and process equipment which has already been installed.

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PROCESS CONTROL FACILITIES

The plant wide distributed control system (DCS) will use Ethernet communication links, fibre optics, Foundation Fieldbus for analogue devices, conventional controls for discrete devices, and radio-links for remote sites. Three main control rooms, 13 satellite control rooms, and three maintenance workstations will be located throughout the site.

COMMUNICATION FACILITIES

A redundant fibre communication backbone system of approximately 40 km will link and manage the data transmission of the DCS, third party PLCs, motor controls, fire detection system, Vo-IP telephone system, and computers around the mine site.

FUEL

Two permanent fuelling stations will feed the fleet of mine vehicles. A permanent HFO storage will supply the lime kilns. New tanks and fuel stations will be built for fuel storage during construction.

WATER SUPPLY

The Hatillo and Hondo Reservoirs will supply fresh water to the site. Reclaimed water from the TSF sites will only be used as a supplementary water supply under drought and flood situations. Barge-mounted pumps at the larger Hatillo Reservoir will pump fresh water to the Hondo Reservoir for make-up purposes. Fresh water will then be pumped to a fresh water / fire water tank at 400m level and a freshwater pond, and from there will be distributed throughout the site for process, fire protection and potable needs. The potable water will be a treated system.

Initial water for earthworks and construction is being supplied largely from the Maguaca River, but also from the pipeline that connects the Hondo Reservoir and the fresh water pond. Potable water for construction offices, dining rooms, toilets, and use mainly at the plant site, is being supplied during construction from a temporary tank located north of the oxygen plant. Potable water is being delivered by trucks to another potable water tank located at the south side of the plant site.

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STORM WATER

The plant site is located on a ridge between two drainage catchments. Where possible, runoff from the process plant will be directed to the Margajita drainage area to separate it from the storm water runoff from the old facilities. Otherwise, a collection pond will capture the runoff before it is returned to the process plant to serve as make-up water.

WASTE MANAGEMENT

Domestic waste water from the various sites will be collected through an underground gravity sewer system. Separate, underground, gravity systems will be built to serve the construction and operations camps. The clean effluent will be discharged to the local river system. Non hazardous domestic solid waste will be sent by truck to a central handling facility. An incinerator will be installed at the non-hazardous waste dump to burn the solid waste.

SEWAGE TREATMENT

The proposed sewage treatment configuration is based on three 280 m3/d plants at the construction camp, one 280 m3/d plant at the plant site, and one 61 m3/d plant for the houses. All three plants utilize the same three-part modular arrangement concept: primary settlement tank, biological treatment unit with biological rotating contactor, and final settling tank.

FIRE PROTECTION

Fire protection throughout the site will be provided by a variety of measures, including fire walls, hose stations, automatic sprinkler systems, and fire hydrants. A fresh water/fire water tank will supply fire water to the site. The fire water will be distributed to the protected areas through an underground water pipes network.

DUST CONTROL

A scrubber will be used as a dust control system for the refinery furnace. Water sprays and fogging systems will also be used where required on the site as dust control measures depending on specific needs.

Dust control on roads will include watering and use of brine solutions.

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LANDFILL

Non-hazardous material will be stored in an area south of the Mejita TSF for removal at a later date. Landfills for historical hazardous waste which are the responsibility of the Dominican Republic Government are proposed to be located east of the Mejita TSF.

CONSTRUCTION

In order to build the Project, PVDC adopted the construction execution strategy of using internationally renowned major Engineering, Procurement, and Construction Management (EPCM) organizations to oversee the detailed design, the procurement, and the construction management functions for the project. Fluor Corporation (Fluor) is responsible for the execution of the whole plan, while Hatch has been retained to look after the POX and the oxygen plants. BCG Engineering has been directed to perform the detailed design of the TSF as well as to provide geotechnical engineering support for the Project. SNC-Lavalin was awarded the EPCM contract for the power plant and transmission line.

Most notably, PDVC made the initial decision to use a combined self-perform construction (direct hire) and construction management (CM) approach to build the Pueblo Viejo Project, using a mix of local subcontractors and specialty contractors. The objective was to optimize the benefits generated by the flexibility of this EPC/CM construction approach which was expected to provide cost efficient labour and ready access to equipment and materials, particularly in the early phases of construction. A key consideration in this process was helping PDVC build strong relationships with the local community, authorities, and labour organizations.

It is the opinion of RPA that PDVC has used an adequate construction execution strategy. It is very common for major mining companies to use internationally renowned large EPCM organization to help them with the construction. In this case Fluor, Hatch, and SNC-Lavalin are all well known major EPCM firms with extensive experience with international major mining construction projects.

The First Gold milestone actual forecast is for the middle of 2012 vs. a planned date of September 21, 2011. Although this would represent a nine to ten month delay, RPA believes that this would not constitute an unacceptable performance. Considering the scope of this Project and associated complexity, as well as the fact that the mining

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industry is currently very active with several major mining construction projects being built, delays could be expected. Another important factor to take into consideration is that PDVC had substantially increased the scope of the Project by deciding in 2009 to build the processing plant with a 24,000 tpd capacity in one phase instead of the initial two phase approach. This difference in scope can easily account for extending the construction schedule by three to four months.

The completion of the 230 kV transmission line is on the critical path and efforts must be devoted to ensure completion in a timely fashion.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold, silver, and copper are the principal commodities at Pueblo Viejo and are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce for gold and silver and US dollars per pound for copper.

CONTRACTS

Pueblo Viejo is planned as a large modern operation and Barrick and Goldcorp are major international firms with policies and procedures for the letting of contracts. The contracts for smelting and refining are normal contracts for a large producer.

There are numerous contracts at the mine including project development contracts to provide services to augment Barrick’s efforts.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The following description of environment studies, permitting, and social/community impact is largely taken from AMC’s 2011 Technical Report.

ENVIRONMENTAL LEGACY

The Rosario Pueblo Viejo Mine operated prior to June 1999. Previous development included the mining of two main pits (Monte Negro and Moore) and several smaller pits, construction of a plant site, and construction of two tailings impoundments (Las Lagunas and Mejita). Waste rock dumps and low grade ore stockpiles from these operations are located throughout the pit areas. When the Rosario mine shut down, proper closure and reclamation was not undertaken. The result was a legacy of polluted soil and water and contaminated infrastructure.

The major legacy environmental issue at the Project is ARD. It has developed from exposure of sulphides occurring in the existing pit walls, waste rock dumps, and stockpiles to air, water, and bacteria. Untreated and uncontrolled ARD has contaminated local streams and rivers and has led to deterioration of water quality and aquatic resources both on the mine site and offsite. There have been previous attempts to treat the ARD water, but with limited success.

The Mejita and Las Lagunas tailings storage facilities were constructed during the Rosario mine operation. It is reported that uncontrolled seepage has occurred from these impoundments since they were commissioned and that the geotechnical stability of the earth embankment dams and foundation suitability is questionable.

Large amounts of hazardous waste materials were present on the mine site, including rusting machinery, hydrocarbon contaminated soils, mercury contaminated materials, asbestos, and tailings that had escaped into neighbouring watersheds. The hazardous materials and contaminated infrastructure have now largely been removed from site.

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Under the SLA, environmental remediation within the mine site and its area of influence is the responsibility of PVDC, while the Dominican government is responsible for historic impacts outside the Project development area. However, agreement was reached in 2009 that PVDC would donate up to $37.5 million, or half of the government’s total estimated cost of $75 million, for its clean-up responsibilities. PVDC will also finance the remaining amount, allowing the government to repay the debt with revenues generated by the mine. In December 2010, PVDC agreed to contribute the remaining $37.5 million on behalf of the government towards these clean-up activities.

Acting as agents for the government, PVDC is implementing an action plan to install infrastructure for capturing ARD water and to reinforce the Mejita TSF. PVDC will also build a water treatment plant larger than would otherwise be required for mining operations. This will make it possible for the plant to capture and process water in both PVDC’s and the government’s areas of responsibility.

EnviroGold Limited is developing an operation to re-treat the Las Lagunas tailings. It is understood that the Las Lagunas project area would become the responsibility of the Dominican government on completion of the Project and that no liability should fall to PVDC. However, because of the proximity of the area to PVDC’s operations and the uncertainty of the political and environmental environment in seven or more years, there is some risk that PVDC may become involved. RPA does not believe that any involvement would represent a material risk to the Project.

ENVIRONMENTAL STUDIES

A number of consultants were employed to collect background data and baseline information on the existing biophysical and human environments from 2002 through 2007. The baseline studies covered the immediate Project areas and also areas beyond the mine site.

ARD studies confirmed that historic mining (prior to Placer’s acquisition of the Project) and consequential ARD generation have severely impacted the surrounding area. Test results indicated that most of the exposed rock at the mine site is acidic and contains significant sulphide levels providing a source for additional acidity. The Arroyo Margajita is impacted by releases of treated water and treatment sludge followed by extended periods of untreated ARD releases. Tests were performed to assess various remediation options.

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Air quality baseline studies included collection of particulate matter less than 10 µm in size in the town of Maimon and at the Pueblo Viejo camp. The results indicated that the concentration of PM10 particulate matter is in compliance with the Dominican Republic daily standard. Monitoring for the new standard for particles of less than 2.5 µm in size has not been undertaken. Climate and meteorology baseline studies were also completed.

An archaeology study was undertaken in the area of the Pueblo Viejo Mine, El Llagal, and the area towards the Hatillo Reservoir. The study identified ten sites with signs of past activity of which four are located within the Project boundaries. An additional archaeological site was identified in 2007. Mitigation plans are being implemented.

The results of aquatic biology studies undertaken in local streams and the Hatillo Reservoir indicated that the health characteristics of stream invertebrate communities were higher at the Maguaca River stations relative to the Margajita River. No fish were found in the Margajita area and fish habitat is highly degraded. The absence of small fish in the Maguaca River is indicative of historical mining impacts. None of the species captured are on the International Union for the Conservation of Nature (IUCN) Red List. Fish tissue tests indicate metal concentrations were well below the Canadian government benchmark for arsenic, lead, and mercury and therefore consumption of fish is not a risk to humans for these elements.

Terrestrial biology vegetation and fauna baseline studies were also performed. Little vegetation cover was found in the pit areas and most of the surrounding area is forested. One vegetation species found within the Pueblo Viejo area, introduced as part of the mine site reclamation, is protected by the IUCN Red List. Other species are protected by draft local regulations. None of the 22 mammals identified during the baseline studies are listed in a protected category. Thirteen species of amphibians and 13 species of reptiles were recorded. Based on local regulations five of the reptile species are considered threatened due to loss of habitat, hunting and impact from introduced birds. Three species of the 66 bird species identified are protected by local regulations.They are classified as vulnerable on the ICUN Red List due to loss of habitat, hunting and impact from introduced birds.

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International consultants and PVDC personnel carried out studies for geology and geochemistry in the area of El Llagal, the mine site, and the Hatillo Reservoir. In the El Llagal area and the northwestern area of the Hatillo Reservoir, there was no evidence of materials with significant potential for acid generation. Sediment samples collected from the upper Maguaca, lower El Llagal, and Lower Naranjo streams indicated low total sulphur content. Higher total sulphur values were found in the western area of the Hatillo Reservoir, however, the stream water has neutral pH indicating acid generation is not occurring. In the area of the Las Lagunas TSF, both acid generating potential and neutralization potential was found in collected samples. Rock at the plant site area was found to have acid-generating potential.

A soil geochemistry survey was undertaken to determine existing metal levels. Tests were completed for iron, arsenic, mercury, zinc, lead, cadmium, and gallium.

Hydrology conditions in the area have been studied. Surface water flows at the mine site and on the Arroyo Margajita, Rio Maguaca, and Arroyo El Llagal indicate that highest flows and runoff could occur between April and December, with lowest flows occurring typically between January and March. Minimum flow rates were established and peak instantaneous flows were estimated. This work is being used to develop water management plans for the mine site. Stream flow measurements were obtained at several locations.

Twenty wells were drilled for hydrogeology feasibility study baseline studies around the mine site and in the area of El Llagal, Maguaca, and Margajita. Since then, two pumping wells in Monte Negro and nine pumping wells in Moore have been drilled. Groundwater samples indicate that groundwater contamination is limited to the area of the Cumba pit draining towards the Arroyo El Rey and Maguaca River, and to the area of Monte Negro. Groundwater draining towards the Cañada Hondo and Marguaca River from the Mejita tailings appears to be neutralized by the Hatillo limestone formation. In the area of the Moore and Monte Negro pits, the groundwater is contaminated with acid and trace metals.

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Twenty-five streams were sampled as part of baseline studies of surface water and sediment characterization. Water quality sampling is continuing at specific sites as part of the continuous monitoring program. The studies indicate that the Margajita River and Arroyo Hondo have been most severely affected by acid generation. The northern tributaries of the Margajita River have naturally low pH and low conductivity and the southern tributaries have neutral pH. Metal loadings in the Hatillo Reservoir water are highest close to the Margajita River inflow, but the sediments show higher metal content closer to the dam located downstream. The upper area of the El Rey River was found to be affected by contaminants from the Cumba pit. The Maguaca River has been slightly affected by mine site contaminants that potentially affect the lower Yuna River. Elevated sulphate concentrations in the Yuna River at the confluence with the Margajita River are slightly lower than Dominican Republic standards. Good quality water and sediment were found in the El Llagal area.

Wetland characterization studies were carried out, with three stations in the Las Lagunas wetland and two stations in the Mejita wetland being sampled. The results indicated generally higher water quality and nutrient parameters and generally lower metal parameters in the Las Lagunas wetland. Ammonia and cyanide concentrations decrease from the upper to lower ends of both wetlands. The benthic invertebrate community at the Las Lagunas wetland appeared to be healthier than the Mejita wetland.

PROJECT PERMITTING

The principal agencies from which permits, licences, and agreements are required in order to operate a mining project in the Dominican Republic are:

•	Ministerio de Medio Ambiente y Recursos Naturales – MIMARENA (Ministry of Environment).

•	Instituto Dominicana de Recursos Hidráulicos – INDRHI (Water Resources)

•	Secretaria de Estado de Industria y Comercio – SEIC (Ministry of Industry and Commerce)

•	Subsecretaria de Recursos Forestales – SFR (Sub-secretary of Forestry Resources)

•	Ministerio de Salud Publica y Asistencia Social – MISPAS (kitchens, clinics)

•	Instituto Nacional de Aguas Potables y Alcantarillados – INAPA (potable water)

•	Ministerio de Estado de la Fuerzas Armadas – MIFA (explosives)

•	Secretaria de Estado de Obras Públicas – SEOP (public works)

•	Ministerio de Trabajo – MIT (Health & Safety)

•	Direccion General de Mineria -DGM (General Mining Agency)

•	Ayuntamiento (municipalities)

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The full list of obligations arising from the various permits, licences, and agreements total some 4,600, of which 80% relate to the mine site and the remaining 20% relate mainly to the power transmission line and other aspects of power supply.

SPECIAL LEASE AGREEMENT (SLA)

The SLA is the main agreement covering the Project. The amended SLA was signed by the President of the Dominican Republic in November 2009.

RESETTLEMENT ACTION PLAN

A Resettlement Action Plan (RAP), prepared for the government with the support of PVDC and with assistance from expert technical personnel, local consultants, and local personnel, was developed in accordance with World Bank Standards. The RAP was approved and signed on September 25, 2007, by representatives of the three local communities affected by the plan, the Dominican state, PVDC, and the Catholic Church.

MEMORANDUM OF UNDERSTANDING

PVDC and the Dominican state signed a Memorandum of Understanding (MOU) on November 30, 2007, that covers funding for resettlement of households under the RAP, acquisition of land, and mitigation of the various historical environmental liabilities. The MOU facilitates the advance of funds by PVDC to resolve the historic environmental and social liabilities that under the SLA are the government’s responsibility and requires the government to reimburse PVDC for the funds advanced.

ENVIRONMENTAL LICENCE

An Environmental and Social Impact Assessment (ESIA) was submitted to the government on November 21, 2005. Following various meetings and workshops, and upon conclusion of the government process of review and evaluation, the ESIA and the environmental management plan (EMP) were approved by the Secretariat of State for the Environment and Natural Resources on December 26, 2006, and Environmental Licence No. 0101-06 was issued on January 2007. Conditions of the Environmental Licence require submission of detailed designs for the TSFs, installation of monitoring stations, and submission for review of the waste management plan and incineration plant design. An updated EMP including silver/copper recovery was submitted on September 30, 2007, and subsequently approved in December 2010.

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SOCIAL OR COMMUNITY REQUIREMENTS

The results of a socio-economic baseline study showed poverty and low levels of literacy in the towns and local communities around the mine site, together with significant unemployment. Potable water, energy, and sewage systems are non-existent. Elementary and high school education is available in local towns, as well as basic medical facilities. The studies found that communities were concerned about the reopening of the mine but realized the environmental and social benefits. The study identified the communities most concerned about mining activities and provided a means to address their concerns through a community relations program.

WATER AND WASTE MANAGEMENT

WATER MANAGEMENT

The following guidelines are used to develop the water management designs for the Project:

•	International Cyanide Management Code

•	Dominican Republic Water Quality Standards

•	International Finance Corporation (IFC) Water Quality Guidelines

•	Barrick Water Conservation Standard

•	Barrick Principles for Tailings Management

Mine development is designed to treat the majority of surface water that has been impacted by historical mining activity, and to control water quality during mine operation and post closure so that the water released to the receiving environment will meet water quality standards established by the Dominican Republic government and the World Bank. The treated water will be discharged to the Margajita River. The compliance point for water quality monitoring is the confluence of the Margajita River and the Hatillo Reservoir.

PVDC intends to meet compliance standards for water release from new mine development upon commencement of operations and within five years of start of construction for previously disturbed areas. Monitoring will be undertaken at the site and the regional receiving environment during mine operations and into the post closure period.

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Within the PVDC development area, two dams are to be constructed to collect and store ARD contaminated water prior to treatment. Contaminated water from the proposed mining areas will be captured at Dam 1, located in the headwaters of Arroyo Margajita. ARD runoff from the low grade ore stockpile area will be captured at Dam 3 adjacent to the Moore pit in the upper Mejita drainage.

Water levels behind Dam 1 and Dam 3 will be maintained at the lowest possible level at all times to provide sufficient storage for the calculated 200 year return period storm event. At Dam 1 storage capacity will not be sufficient for the 200 year design storm event until year 7. The pond behind Dam 1 is designed with a geomembrane liner and underdrains to limit seepage. Both dams will be constructed with spillways designed to pass the probable maximum flood resulting from the 24-hour Probable Maximum Precipitation.

Storage and pumping requirements for the ponds at Dam 1 and Dam 3 have been evaluated for return periods up to the design event of 200 years.

Limestone and lime requirements for the water treatment plant have been determined based on the results of testwork at the HDS pilot plant. The pH discharge criterion used for the test was 8.5 to 9.0, which meets the Dominican Republic Standards for Mining Effluents and Receiving Water Quality applicable to mining effluents discharged to surface water (pH 6.0 to 9.0) but is slightly high for drinking water (pH 6.5 to 8.5).

CYANIDE TREATMENT

Cyanide in the tailings stream will be routed to a partial cyanide-detoxification process to destroy most of the cyanide. The product will be blended with mill neutralization sludge prior to pumping to the TSF. Further cyanide degradation is expected to occur in the TSF to a level that will meet discharge criteria. The treatment process in the detoxification plant can be adjusted if necessary to reduce levels of cyanide.

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TAILINGS AND WASTE ROCK STORAGE FACILITY

Tailings and waste rock from mine development will be deposited in the El Llagal valley, a tributary of the Rio Maguaca. The El Llagal valley, 3.5 km south of the plant site, is being constructed to store tailings from the CIL circuit blended with sludge from the neutralization circuit and also waste rock from the open pits. The impoundment is designed as two cells contained by cross valley dams. Storage of tailings and waste rock under a permanent water cover will prevent the onset of ARD. The rock fill dams are being constructed with a compacted saprolite core to provide an impermeable barrier to seepage, and appropriate filter zones are being provided. Rock that is not susceptible to ARD generation is being quarried from within the lease to provide suitable material for construction of the downstream rockfill shell.

Design criteria for static and seismic stability meet the minimum safety factors for the high to very high consequence of failure classification as recommended by the Canadian Dam Association Dam Safety Guidelines. Flood storage and spillway design have been developed based on extreme precipitation events.

Construction of a starter dam will provide storage for the first 1.5 years of production. Annual raises in the walls of the TSFs will be designed and constructed to provide storage for subsequent years.

Currently, the El Llagal TSF is the only one permitted and approved for construction. As discussed in earlier sections with respect to Mineral Reserve estimates, the current mine life (36 years) is constrained by the TSF availability. Other potential TSF sites have been identified and negotiations are underway to obtain relevant permits.

A tailings pipeline from the plant to the TSF and a return tailings pond decant water pipeline will be installed. The pipelines will be provided with secondary containment where they cross the river to minimize environmental damage in the unlikely event of a rupture at this location. Excess runoff from the TSF will be treated and released to the Arroyo Margajita.

Stabilization upgrade plans have been developed for the Mejita TSF.

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LOW GRADE STOCKPILE

Up to 100 Mt of low grade ore will be stockpiled for treatment after both open pits have been mined. PVDC is assuming that all stockpiles (excluding limestone) will be potentially acid-generating and is implementing procedures to collect and treat all runoff.

MINE CLOSURE REQUIREMENTS

A Reclamation and Closure Plan (the Plan) has been prepared to assist PVDC in the implementation of appropriate environmental management measures during the construction and operation of the Project that will facilitate closure when mining and processing are complete. The Reclamation and Closure Plan is one of the Environmental Management Plans (EMP) which forms part of the Environmental Management System (EMS) for Pueblo Viejo. This plan is complimentary to and considers the commitments made within the other EMPs. The other operational EMPs which are relevant to this Plan are as follows:

•	Air Management Plan;

•	Archaeology Management Plan;

•	Cyanide Management Plan;

•	El Llagal Greenbelt Management Plan;

•	Hazardous Materials Management Plan;

•	Integrated Pest Management Plan;

•	Soils Management Plan;

•	Vegetation Management Plan;

•	Waste Management Plan;

•	Water Management Plan; and

•	Wildlife and Effects Management Plan.

The design of the Reclamation and Closure Plan considers a number of interrelated components. Among these are legal and other obligations, closure objectives, environmental and social considerations, technical design criteria, closure assumptions, health and safety hazards, and relinquishment conditions. The Plan has been prepared in accordance with the following Barrick environmental standards or guidelines:

•	Barrick Mine Closure Guidelines;

•	Barrick Mine Closure Cost Estimate Guideline;

•	Barrick Social Closure Guidance;

•	Barrick Biodiversity Standard; and

•	Barrick Water Conservation Standard.

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The overall, long term post-closure land use objective for the site is to return it to a self-sustaining condition suitable to support pre-mining land use activities such as small scale agriculture, hunting, artisanal forestry.

A number of key issues have been identified with respect to reclamation and closure planning, and implementation. These include:

•

Water management: surface water and seepage from the TSF, water filling the pit, and runoff and seepage water from disturbed areas. Water from some of these areas will require treatment prior to discharge for an unknown period of time.

•	Cover material: Amount of quarry waste material available for closure covers.

•	Vegetation: Successful revegetation will help control erosion of valuable soil resources, maintain soil productivity and minimize sedimentation in streams.

•	Open pits: The pits will fill until the water level reaches the lowest elevation in the pit wall when water from the pit will discharge to the Margajita drainage.

•	Waste rock: The waste rock will be placed in the TSF away from the dams and covered during operations with tailings.

•	TSF: Management of residual supernatant and surface water, tailings consolidation, and control of seepage from the impoundment.

•	Plant site: The majority of the facilities will be decommissioned and removed during closure.

•

Water treatment: The existing ARD collection and HDS treatment system will continue to operate during closure to treat ARD water from the site and additional water from the Government Responsibility Areas via the effluent treatment plant. In addition, a second water treatment plant will be constructed to treat water from the TSF after closure.

•

Water Diversion: The diversion canals at El Llagal and from Monte Negro pit to ARD Dam 1 will be constructed to convey the peak flow of a 200-year storm event after which the ditch is expected to partially fail and allow excess water into the collection area.

RECLAMATION PLANS

A conceptual biodiversity program has been developed for the ESIA and PVDC is working with others to identify potential biodiversity projects in the region and to implement studies and programs that meet the program objectives. The aim is to maintain the biodiversity resources and possibly enhance them with funding included in the operating costs.

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The biodiversity program includes a forest habitat development program for site reclamation. Greenhouse facilities will be provided and the reclamation program will include open field trial plots.

PVDC plans to progressively reclaim the mine site as sections of the site become available.

BOND

The Environmental Licence requires a compliance bond of RD$635,250,000 (approximately US$16,400,000), corresponding to 10% of the cost of the Environmental Adjustment and Management Plan (PMAA) of the construction phase. Once the construction phase is completed, PVDC will provide a bond that corresponds to 10% of the amount of the updated PMAA defined for the operational phase. At the end of the operational phase, PVDC will provide the corresponding bond at 10% of the total amount of the PMAA for the closure and post closure phases.

As part of the SLA agreement, PVDC is required to create an Environmental Reserve Fund in an offshore escrow account funded at a rate equal to 5% of all operational costs, other than costs of concurrent rehabilitation, until the funds are adequate to discharge the closure reclamation obligations.

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21 CAPITAL AND OPERATING COSTS

The Pueblo Viejo Mine is an open pit gold mine in the pre-production phase. Pre-production stripping started in August 2010, commissioning of the autoclaves is scheduled to start in February 2012, and first gold is scheduled to be poured in mid-2012. The major milestones for the Project are as follows.

Power - 103 MW available	Jan 2012
Autoclave #1 ready for commissioning	Feb 2012
Ore grinding ready for commissioning	Feb 2012
Autoclave #2 ready for commissioning	Apr 2012
Mechanical Completion	Jul 2012
First gold poured	Mid-2012
Tailings starter dam complete - 182.5 m	Aug-2012
First phase of permanent power available	Q4 2012

The open pit capital and operating costs are discussed below.

CAPITAL COSTS

Current Forecast to Completion capital costs for the Project are estimated to be $3.63 billion, of which $3.14 billion was committed at the end of December 2011.

The capital cost estimate is shown in Table 21-1. Total capital costs itemized per year for the major categories over the LOM are summarized in Table 21-2. Expansion capital includes $457 million to complete construction and $440 million to complete full power requirements.

The original budget, including a $515 million contingency, was $2.96 billion. The major areas over budget in the Forecast to Completion are on-site infrastructure (39% over budget) and indirect costs (50% over budget). Overall, the Project is 23% over budget. RPA finds the currently projected Forecast to Completion to be reasonable.

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TABLE 21-1 CONSTRUCTION CAPITAL COST ESTIMATE

Barrick Gold Corporation —Pueblo Viejo Project

Capital Cost Category	Values (US$ 000s)
Open Pit Mine	221,505
Ore Handling	33,385
Processing	926,530
Tailings & Water treatment facilities	163,439
On-Site Infrastructure	427,124
Off-Site Infrastructure	356,821
Owner’s Indirect Costs	426,280
Other Indirect Costs	1,036,876
Transfer to Operations	(38,694)
Forecast Update	73,191

Grand Total	3,626,458

The $515.2 million contingency in the originally approved budget was allocated to other sectors and no contingency is left in the Forecast at Completion.

TABLE 21-2 2012 LIFE OF MINE CAPITAL COST ESTIMATE BY YEAR

Barrick Gold Corporation—Pueblo Viejo Project

Year	Total (US$ 000)	Expansion Capital (US$ 000)	Open Pit (US$ 000)	Processing (US$ 000)	G&A (US$ 000)	Engineered Capital (US$ 000)	SHE (US$ 000)
2012	1,099,166	696,820	25,000	87,042	213,035	69,244	8,025
2013	54,261		22,132	15,024	305	6,800	10,000
2014	250,506	200,000	32,816	5,116	143	5,032	7,400
2015	32,770		23,354	4,386	130		4,900
2016	48,892		24,246	21,486	130		3,030
2017	43,652		25,580	17,607	315		150
2018	36,281		30,770	5,511
2019	33,846		30,749	3,097
2020	61,726		29,437	2,100		30,190
2021	39,511		27,897	11,614
2022	54,694		40,823	13,871
2023	97,223		48,359	8,611		40,253
2024	92,567		54,180	13,229		25,158
2025	67,121		38,508	3,455		25,158
2026	51,145		31,756	11,842		7,547
2027	43,189		26,112	17,077
2028	27,025		22,782	4,243
2029	18,211		13,516	4,695
2030	16,157		13,861	2,296
2031	26,896		14,394	12,502
2032	38,437		15,980	22,457

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Year	Total (US$ 000)	Expansion Capital (US$ 000)	Open Pit (US$ 000)	Processing (US$ 000)	G&A (US$ 000)	Engineered Capital (US$ 000)	SHE (US$ 000)
2033	21,302		17,502	3,800
2034	19,688		16,910	2,778
2035	18,348		15,671	2,677
2036	27,805		13,948	13,857
2037	24,288		7,756	11,500		5,032
2038	27,764		7,507	5,163		15,095
2039	10,561		6,875	3,686
2040	28,108		8,558	12,002		7,547
2041	16,962		5,078	11,884
2042	13,515		1,757	11,758
2043	30,328		24,076	6,252
2044	3,709		1,091	2,618

Total	2,475,655	896,820	718,981	375,236	214,058	237,056	33,505

The following is excluded from the LOM capital cost estimate:

•	Permits, fees and process royalties

•	Insurance during construction

•	Taxes

•	Import duties and custom fees

•	Sunk costs

•	Pilot Plant and other testwork

•	Exploration drilling

•	Costs of fluctuations in currency exchanges

•	Future expansion

•	Relocation of any facilities, if required

•	All facilities outside Process Plant layout battery limit

OPERATING COSTS

OPEN PIT OPERATING COSTS

The total operating cost is estimated to be approximately $14.0 billion over the mine life. Over the same time period, the average operating cost for mining, processing, and G&A per tonne milled is estimated to be $48.41 and cash cost is estimated to be $467 per ounce of gold.

Table 21-3 displays the actual reported operating costs as of November 30, 2011. Table 21-4 displays the average LOM operating costs from 2011 to 2047.

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TABLE 21-3 ACTUAL OPERATING COSTS – FOR 2011

Barrick Gold Corporation — Pueblo Viejo Project

Categories	Actual Values[1] ($)

Mining cost per ton moved (including rehandle)

Admin/Overhead	0.28/ tonne

Drill/Blast/Load/Haul	1.52/ tonne

Support	0.32/ tonne

Dewatering	0.06/ tonne

Total Mining Cost	2.18/ tonne

[1]	Combination of Actual Values to November 2011 and planned values thereafter

TABLE 21-4 AVERAGE LOM OPERATING COST

Barrick Gold Corporation – Pueblo Viejo Project

MINING COST PER TON MOVED (including rehandle)

Area	Values ($)

Admin/Overhead	0.17
Drill/Blast/Load/Haul	2.30
Support	0.59
Dewatering	0.04
Other	(0.43)
Total Mining Cost	2.67

Notes:

1.	Included in the mining unit cost calculations are the tonnes and cost of rehandling ore from the stockpiles and the cost, but not the tonnes of mining limestone for tailings dam and road construction.
2.	“Other” represents a transfer of the cost of mining high grade limestone to the mill and capitalizing the haulage cost of tailings dam construction.
3.	Mining of ore and waste from the two pits represents approximately 50% of the 1.2 billion tonnes moved during the LOM.

COST PER TON MILLED

Area	Value ($)

Mining Cost Per Tonne Milled	5.92
Process Cost Per Tonne Milled	36.82
G & A Cost Per Tonne Milled	5.63
Total Operating Cost Per Tonne Milled	48.41

Total Cash Cost Per Oz Au Sold	467

The strategy to mine ore at approximately 2 to 2.5 times the plant feed rate during half the LOM, in order to process high grade material and stockpile lower grade material, increases revenue, particularly in the first eight years of operation.

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Revenue from gold alone is 65% higher when comparing the average grade of 3.40 g/t gold during the first eight years of operation with the average LOM grade of 2.64 g/t gold. This offsets the higher capital and operating cost for additional mining equipment and more than doubles the mining rate and rehandling of stockpiled material to the process plant in the second half of the LOM.

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22 ECONOMIC ANALYSIS

RPA was provided with the December 2011 updated individual production plans, capital forecasts, manpower forecasts, and operating cost forecasts for the Pueblo Viejo open pit. The LOM plan for the open pit provides for mining and processing through to 2047.

The NPV for Pueblo Viejo is based on revenue and costs from the open pit between 2012 and 2047. A discount rate of 5% has been used by Barrick. In RPA’s opinion, this is a low ratio for a developing project.

From the information provided, RPA prepared a pre-tax cash flow analysis, which is presented in Table 22-1. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

•	Average 15.4 M tpa mined from 2012 to 2029 in Monte Negro and Moore pits sent to process plant and stockpiles.

•	8.8 M tpa process plant feed from 2012 to 2047.

•	All ore to plant supplied from stockpiles after 2029.

•	Average gold head grade of 2.64 g/t and recovery of 92.1% for LOM.

•	Average gold head grade of 4.30 g/t between 2012 and 2019.

•	Average silver head grade of 16.6 g/t and recovery of 87.6%.

•	Average head grade of 0.10% Cu and recovery of 79.4%.

•	For the LOM, the gold price is $1,200 per ounce, silver is $20 per ounce, and copper is $2.75/lb.

•	Revenue is recognized at the time of production.

COSTS

•	Mine life from 2012 through to 2047, including closure.

•	Capital cost totals $5,730 million for the period 2012 to 2047, including $457 million to be committed before completion of construction and $1,367 million for sustaining capital.

•	Average operating cost over the mine life of $50.18 per tonne milled.

•	Royalty of 3.2% is payable to the Government of the Dominican Republic over revenues minus freight and refining charges.
•

Net Profit Interest (NPI) is 28.75% of net profits, payable to the Government of the Dominican Republic, which is charged after the Project, including the full cost of construction capital, has achieved a 10% IRR. The NPI is discounted to 2008 dollars at a 10% discount rate.

•	Average cash cost (minus Ag and Cu revenue) of $467 per ounce Au.

•	Average capital cost of $246 per ounce.

•	Total production cost of $713 per ounce Au sold.

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TABLE 22-1 PUEBLO VIEJO CASH FLOW SUMMARY

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TABLE 22-1 PUEBLO VIEJO CASH FLOW SUMMARY

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TABLE 22-1 PUEBLO VIEJO CASH FLOW SUMMARY

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TABLE 22-1 PUEBLO VIEJO CASH FLOW SUMMARY

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CASH FLOW AND PROJECT ECONOMICS

Considering the Pueblo Viejo Mine on a stand-alone basis, excluding sunk cost of $3.17 billion, the undiscounted pre-tax cash flow totals $10.1 billion over the mine life. The annual cash flow is positive in all years through the end of the mine production in 2041. The pre-tax NPV at a 5% discount rate starting in 2012 and excluding sunk cost is $4.2 billion and IRR is 39%. Simple payback occurs in the second quarter of 2015, or 34 months from the start of production.

If full capital expenditure of $3.63 billion for construction is included, the cash flow drops to $7.3 billion, the pre-tax NPV at a 5% discount rate to $1.7 billion, the IRR to 9.1% and payback occurs near the midpoint of 2022.

The Total Cash Cost is $467 per ounce of gold, calculated by subtracting silver and copper revenue from the cash cost. The mine life capital unit cost is $246 per ounce of gold, for a Total Production Cost of $713 per ounce of gold. Average annual gold production during operation is 666,200 ounces per year.

RPA notes that the economic analysis confirms that the material classified as Mineral Reserves is supported by a positive economic analysis.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•	Metal prices, metallurgical recovery, and head grade

•	Operating costs (Total Direct Operating Cost)

•	Capital costs

The sensitivity of the NPV at 5% over the base case has been calculated for -20% to +20% variations. The revenue for gold is proportional to the product of price times head grade times metallurgical recovery. Therefore, the metal sensitivity is shown as a single item where the change in the variable is the sum of the changes to the price, metallurgical recovery, and head grade. The sensitivities for the base case are shown in Figure 22-1 and Table 22-2. The NPV is most sensitive to changes in gold, silver and copper price/recovery followed by the operating costs and capital costs. The total cost of construction is not included in the sensitivity analysis, which explains the lack of sensitivity to capital costs.

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The 28.75% NPI is highly sensitive to revenue and therefore the metal prices. Below $1,300/oz of gold, no NPI is payable. The effect of increasing metal prices on the NPI can be seen in Figure 22-2 and Table 22-3.

FIGURE 22-1 PUEBLO VIEJO SENSITIVITY ANALYSIS

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TABLE 22-2 SENSITIVITY ANALYSIS

Barrick Gold Corporation—Pueblo Viejo Project

	Sensitivity to Gold, Silver and Copper prices
	Gold Price US$/Oz	Cash Flow US$ M	NPV at 5% US$ M
-20%	960	3,900	972
-10%	1,080	7,006	2,574
0%	1,200	10,111	4,175
10%	1,320	12,556	5,643
20%	1,440	13,929	6,655

	Sensitivity to Operating Cost
	Cost/tonne US$/tonne	Cash Flow US$ M	NPV at 5% US$ M
-20%	40.14	13,109	5,662
-10%	45.16	11,610	4,919
0%	50.18	10,111	4,175
10%	55.19	8,613	3,432
20%	60.21	7,114	2,689

	Sensitivity to Capital Cost
	Capex US$M	Cash Flow US$ M	NPV at 5% US$ M
-20%	3,667	11,257	5,035
-10%	4,641	10,684	4,605
0%	5,730	10,111	4,175
10%	6,933	9,538	3,745
20%	8,251	8,965	3,315

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FIGURE 22-2 NPI SENSITIVITY TO GOLD PRICE

TABLE 22-3 NPI SENSITIVITY TO GOLD, SILVER AND COPPER PRICES

Barrick Gold Corporation — Pueblo Viejo Project

	Gold Price	NPI	Cash Flow	NPV at 5%
	US$/oz	US$ M	US$ M	US$ M
-20%	960	—	3,900	972
-10%	1,080	—	7,006	2,574
0%	1,200	—	10,111	4,175
10%	1,320	661	12,556	5,643
20%	1,440	2,394	13,929	6,655
30%	1,560	3,326	16,102	7,816
40%	1,680	4,170	18,363	8,985
50%	1,800	4,916	20,723	10,208

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23 ADJACENT PROPERTIES

EnviroGold Limited (EnviroGold), an Australian-based gold producer with Latin American operations headquartered in Santo Domingo, is exploiting Pueblo Viejo tailings from the Rosario era at Las Lagunas (the Las Lagunas Gold Tailings Project) through its subsidiary EnviroGold (Las Laguna) Limited. The company signed a development agreement with the Dominican government in 2004 to reprocess the tailings deposit under a profit sharing arrangement. The project involves the reclamation and concentration of gold bearing sulphides through flotation, followed by sulphide oxidation using the Albion Process Technology, prior to extraction of gold and silver using standard CIL cyanidation.

EnviroGold expects to complete construction of the Albion/CIL plant in Q4 2011 and commence tailings reprocessing in April 2012 at a rate of 65,000 oz/yr gold and 600,000 oz/yr silver. The Las Lagunas tailings dam has a JORC Inferred Resource of 5.137 Mt of tailings at 3.8 g/t Au and 38.6 g/t Ag. The company estimates production costs at US$312/oz gold-equivalent, with a target project life of 6.5 years (EnviroGold, 2011).

At the completion of the project, the property is to become the responsibility of the Dominican government and no liability should impact on PVDC. However, because of the location immediately next to PVDC’s operations, there is some risk that PVDC may become involved. RPA does not believe that any involvement would represent a material risk.

There are two additional mining operations in the general vicinity of the Pueblo Viejo Project:

•	Falcondo Nickel Project, operated by Xstrata Nickel, located approximately 15 km from the Pueblo Viejo Project, and

•	Cerro de Maimon Copper-Gold Project, operated by Globestar Mining, also located approximately 15 km away.

Neither project impacts materially on the Pueblo Viejo Project.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on RPA’s site visit, interviews with Pueblo Viejo personnel and subsequent review of gathered information, RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCES

•	The Pueblo Viejo deposits are high sulphidation, quartz-alunite epithermal gold and silver deposits.

•	The sampling, sample preparation, analyses, and sample security are appropriate for the style of mineralization and Mineral Resource estimation.

•

The EOY2011 Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for use in Mineral Reserve estimation. The resource estimates conform to NI 43-101.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2011.

•	On a 100% basis, Measured plus Indicated Mineral Resources total 181.73 Mt, grading 1.88 g/t Au, 10.43 g/t Ag, and 0.08% Cu, containing 11.0 Moz Au, 60.9 Moz Ag, and 340 Mlbs Cu.

•	On a 100% basis, Inferred Mineral Resources total 22.6 Mt, grading 1.61 g/t Au, 12.76 g/t Ag, and 0.08% Cu, containing, containing 1.2 Moz Au, 9.3 Moz Ag, and 38.4 Mlbs Cu.

MINING AND MINERAL RESERVES

•

On a 100% basis, open pit Proven and Probable Mineral Reserves total 285.4 million tons grading 2.8 g/t Au, 17.5 g/t Ag, and 0.09% Cu containing 25.3 million oz Au, 160.2 million oz Ag, and 590.5 million pounds Cu.

•	The Pueblo Viejo Mineral Reserves stated for the EOY2011 meet Canadian NI 43-101 requirements to be classified as Mineral Reserves.

•	Mining planning for the Pueblo Viejo open pit mine follows industry standards.

•

In RPA’s opinion, the methodology used by PVDC for pit limit determination, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements is in line with good industry practice.

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MINERAL PROCESSING AND METALLURICAL TESTING

•	RPA is of the opinion that the metallurgical testwork is adequate to support the Project and that the recovery models are reasonable.

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26 RECOMMENDATIONS

RPA recommends that:

GEOLOGY AND MINERAL RESOURCES

•	The Measured classification be defined by 40% to 50% of the variogram sill and requires at least one composite from two drill holes.

MINING AND MINERAL RESERVES

•

Sulphur grades be reported in the LOM and sulphur received in the processing plant be reconciled with reserve sulphur grades. Monitor the effectiveness of the sulphur decay in the stockpiles and adjust stockpile design if the required rate of decay is not achieved.

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27 REFERENCES

AMC	Mining Consultants (Canada) Ltd, 2011, Pueblo Viejo Gold Project Dominican Republic Technical Report for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation, Goldcorp Inc., 183 p. (March 29, 2011).

AMEC	Americas Limited, 2005, NI 43-101 Technical Report on the Pueblo Viejo Project, for Placer Dome Inc.

Barrick	Gold Corporation, 2007, Pueblo Viejo Dominicana Corporation Pueblo Viejo Project Feasibility Study Update, 6 Volumes, December 2007.

Barrick	Gold Corporation internal report: Pueblo Viejo Project—Slope Design Assessment for Mine Plan FS2007 rev00 (Final Report), September 19, 2007.

Barrick	Gold Corporation, 2009. Update Report (sic) of 2009 Geology Model. Update 2009 Geology model_report.doc.

Barrick	Gold Corporation, 2011a, Pueblo Viejo Dominicana Corporation, Pueblo Viejo Project, Reclamation and Closure Plan, Closure Phase, May 2011, 73 p.

Barrick	Gold Corporation, 2011b, Pueblo Viejo Project 2010 Year End Resources and Reserves, Internal Memorandum Dated February 09 2011, 25 p., Report Year End 2010 Reserves—Rev110209.pdf

Barrick	Gold Corporation, 2011c, PVDC Permits and Compliance Superintendence. Internal Barrick Presentation, February 2 2011.

Barrick	Gold Corporation, 2012, A memorandum “2011 Year End Resources and Reserves” by J. Gonzales Borja (January 9, 2012).

EnviroGold	Limited, 2011, Web Site Document, Source: http://www.envirogold.com/site/ourprojects_lagunas.php

Fernández,	E., Macassi, A. and Polanco, J., 2008, Progreso de Modelo Geológico-Alteración-Metalúrgico, Internal Memorandum Dated January 8, 2008, 25 p. Interpretation_models_report.pdf.

Fluor	Metals and Mining Ltd., 1986. Feasibility Study prepared for Rosario (original document not viewed).

Goldcorp	Inc. Annual Report 2008.

Goldcorp	Inc. Annual Report 2009.

Kesler,	S.E., et al., 1981, Geology and Geochemistry of Sulphide Mineralization Underlying the Pueblo Viejo Gold-Silver Oxide Deposit, Dominican Republic, Economic Geology Vol. 76, pp. 1096-1117.

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Métail,	J.F., 2007, Pueblo Viejo Metallurgical Modelling and Data Analysis, Internal Memorandum Dated September 26, 2007, 28 p., Met_Model_Data_Analysis_PV-070926-M01.doc

Muntean,	J.L., et al., 1990, Evolution of the Monte Negro Acid Sulphate Au-Ag Deposit, Pueblo Viejo, Dominican Republic: Important Factors in Grade Development, Economic Geology Vol. 85, pp. 1738-1758.

Nelson,	C.E., 2000, Volcanic Domes and Gold Mineralization at the Pueblo Viejo District, Dominican Republic: Mineralium Deposita, v. 35, p. 511-525.

Panteleyev,	A., 1966, Epithermal Au-Ag-Cu Sulphidation; in, Selected British Columbia Mineral Deposit Profiles, Volume 2, Lefebure, D.V., and Hoy, T., editors, British Columbia Ministry of Energy, Mines and petroleum Resources, p. 37-39.

Pincock,	Allen & Holt, 2002, The Extractive Metallurgy of Pueblo Viejo – PINCOCK Perspectives, Issue No. 36, November 2002.

Placer	Dome Dominicana Corporation, 2005, Pueblo Viejo Feasibility Study (July 2005).

Placer	Dome Inc., 2003, Internal Memorandum, “Report on the Comparison of the PDI02 and GENEL98 Drill Hole Databases for the Pueblo Viejo Project, Dominican Republic”, February 2003.

Placer	Dome Technical Services (Keech, C.). Pueblo Viejo – S and Au Variability Study A-5/6—Internal Report. March 2004.

Sillitoe,	R.H., Hall, D.J., Redwood, S.D., and Waddell, A.H., 2006, Pueblo Viejo High-Sulphidation Epithermal Gold-Silver Deposit, Dominican Republic: A New Model of Formation Beneath Barren Limestone Cover, Economic Geology Vol. 101, pp. 1427-1435.

Sillitoe,	R.H., and Bonham, H.F., Jr., 1984, Volcanic landforms and ore deposits, Economic Geology Vol. 79, pp. 1286-1298.

Stone	& Webster International Projects Corporation, 1992, Sulphide Gold Feasibility Study, Private Report for Rosario Dominicana, S.A. (October 1992).

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” and dated March 16, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “Chester Moore”

Dated at Toronto, ON
March 16, 2012	Chester Moore, P.Eng.
Principal Geologist

(Signed & Sealed) “Robbert Borst”

Dated at Toronto, ON
March 16, 2012	Robbert Borst, C.Eng.
Associate Principal Mining Engineer

(Signed & Sealed) “André Villeneuve”

Dated at Vancouver, BC
March 16, 2012	André Villeneuve, P.Eng.
Associate Metallurgist

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29 CERTIFICATE OF QUALIFIED PERSON

CHESTER MOORE

I, Chester Moore as an author of this report entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.	I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016). I have worked as a geologist for a more than 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•	Previous Technical Reports at gold mining operations and advanced projects in North and South America

•	Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba, and Saskatchewan

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Pueblo Viejo Project on March 14 to 17, 2011.

6.	I am responsible for Sections 3 to 12, 14, and 23, and parts of Sections 1, 2, 20, 25, 26, and 27 of the Technical Report that refer to the Pueblo Viejo open pit project.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Chester Moore”

Chester Moore, P. Eng.

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ROBBERT BORST

I, Robbert Borst, C.Eng., as an author of this report entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Associate Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Camborne School of Mines in 1982 with a degree in Mining Engineering.

3.	I am registered as a Chartered Engineer with the Engineering Council in the United Kingdom (Reg.# 429203). I have worked as a mining engineer for a total of 29 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Conducted pre-feasibility, feasibility and due diligence studies both as an owner and a consultant for international mining projects since 1996.

•	Held technical and operating positions with increasing managerial responsibility in open pit mining operations over a period of 14 years in Canada and South Africa.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Pueblo Viejo Project on March 14 to 17, 2011.

6.	I am responsible for preparation of Sections 15, 16, 18, 19, 21, and 22 and parts of Section 1 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Robbert Borst”

Robbert Borst, C.Eng.

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ANDRÉ VILLENEUVE

I, André Villeneuve, P.Eng., as an author of this report entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Associate Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7. I am currently working as an independent mining and civil consultant.

2.	I am a graduate of University of Montreal, Montreal, Canada in 1983 with a Degree in Mining Engineering.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Licence # 19287). I have worked as a mining engineer/geologist for a total of 28 of years since my graduation. My relevant experience for the purpose of the Technical Report is:

•

Extensive project and construction management experience as well as construction audits, as an independent mining and civil consultant, since 1989 with a wide range of mining and heavy civil construction projects located in the Americas, Africa and Australasia.

•	2 years as a Junior Metallurgist for Noranda Inc. at the Matagami Lake Mine in northern Quebec in 1983 and 1984.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I did not visit the Pueblo Viejo Project.

6.	I am responsible for preparation of Sections 13, 17, and parts of Section 20 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, Sections 13, 17, and 20 I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “André Villeneuve”

André Villeneuve, P.Eng.

Barrick Gold Corporation – Pueblo Viejo Project, Project # 1659	Rev. 0 Page 29-4
Technical Report NI 43-101 – March 16, 2012